Filed pursuant to Rule 253(g)(2)

File No. 024-11786

OFFERING CIRCULAR

Major League Football, Inc.

125,000,000 Shares of Common Stock

By this Offering Circular, Major League Football, Inc., a Delaware corporation, is offering for sale a maximum of 125,000,000 shares of its common stock (the “Offered Shares”), at a fixed price of $0.021 per share, pursuant to Tier 2 of Regulation A of the United States Securities and Exchange Commission (the “SEC”). A minimum purchase of $5,000 of the Offered Shares is required in this offering; any additional purchase must be in an amount of at least $1,000. This offering is being conducted on a best-efforts basis, which means that there is no minimum number of Offered Shares that must be sold by us for this offering to close; thus, we may receive no or minimal proceeds from this offering. All proceeds from this offering will become immediately available to us and may be used as they are accepted. Purchasers of the Offered Shares will not be entitled to a refund and could lose their entire investments. Please see the “Risk Factors” section, beginning on page 4, for a discussion of the risks associated with a purchase of the Offered Shares.

This offering commenced on February 8, 2022; this offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC or (c) the date on which this offering is earlier terminated by us, in our sole discretion. (See “Plan of Distribution”).

Title of Securities Offered	Number of Shares	Price to Public	Commissions (1)	Proceeds to Company (2)
Common Stock	125,000,000	$0.021	$-0-	$2,625,000

(1)

We may offer the Offered Shares through registered broker-dealers and we may pay finders. However, information as to any such broker-dealer or finder shall be disclosed in an amendment to this Offering Circular.

(2)	Does not account for the payment of expenses of this offering estimated at $20,000. See “Plan of Distribution.”

Our common stock is quoted in the over-the-counter under the symbol “MLFB” in the OTC Pink marketplace of OTC Link. On February 8, 2022, the closing price of our common stock was $0.0275 per share.

Investing in the Offered Shares is speculative and involves substantial risks. You should purchase such securities only if you can afford a complete loss of your investment. See Risk Factors, beginning on page 4, for a discussion of certain risks that you should consider before purchasing any of the Offered Shares.

THE SEC DOES NOT PASS UPON THE MERITS OF, OR GIVE ITS APPROVAL TO, ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC. HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The use of projections or forecasts in this offering is prohibited. No person is permitted to make any oral or written predictions about the benefits you will receive from an investment in Offered Shares.

No sale may be made to you in this offering, if you do not satisfy the investor suitability standards described in this Offering Circular under “Plan of Distribution—State Law Exemption and Offerings to ‘Qualified Purchasers’” (page 14). Before making any representation that you satisfy the established investor suitability standards, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This Offering Circular follows the disclosure format of Form S-1, pursuant to the General Instructions of Part II(a)(1)(ii) of Form 1-A.

The date of this Offering Circular is February 8, 2022.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Offering Circular includes some statements that are not historical and that are considered forward-looking statements. Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express our expectations, hopes, beliefs and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words anticipates, believes, continue, could, estimates, expects, intends, may, might, plans, possible, potential, predicts, projects, seeks, should, will, would and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Offering Circular are based on current expectations and beliefs concerning future developments that are difficult to predict. We cannot guarantee future performance, or that future developments affecting our company will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described below in the Risk Factors section. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

OFFERING CIRCULAR SUMMARY

The following summary highlights material information contained in this Offering Circular. This summary does not contain all of the information you should consider before purchasing our common stock. Before making an investment decision, you should read this Offering Circular carefully, including the Risk Factors section and the financial statements and the notes thereto. Unless otherwise indicated, the terms “we”, “us” and “our” refer and relate to Major League Football, Inc., a Delaware corporation.

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Our Company

Our company was incorporated on August 16, 2004, in the State of Delaware as Universal Capital Management, Inc. On July 14, 2014, our company entered into and closed a definitive Asset Purchase Agreement with Major League Football, LLC, a company formed in 2009, to establish, develop and operate a professional spring/summer football league to be known as “Major League Football” (“MLFB”). Pursuant to the terms of the Asset Purchase Agreement, we issued Major League Football, LLC 8,000,000 shares of our common stock in exchange for assets of Major League Football, LLC, primarily comprised of business plans and related proprietary documents, trademarks and other related intellectual property related to the development of the league. Also, our Board of Directors was expanded, a new management team was appointed, and several league consultants were retained by us.

Effective November 24, 2014, we changed our corporate name to Major League Football, Inc.

Offering Summary

Securities Offered	The Offered Shares, 125,000,000 shares of common stock, are being offered by our company.
Offering Price Per Share	$0.021 per Offered Share.
Shares Outstanding Before This Offering	469,860,029 shares of common stock issued and outstanding as of the date of this Offering Circular.
Shares Outstanding After This Offering	594,860,029 shares of common stock issued and outstanding, assuming a maximum offering hereunder.
Minimum Number of Shares to Be Sold in This Offering	None
Investor Suitability Standards

The Offered Shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). “Qualified purchasers” include: (a) “accredited investors” under Rule 501(a) of Regulation D and (b) all other investors so long as their investment in the Offered Shares does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons).

Market for our Common Stock	Our common stock is quoted in the over-the-counter market under the symbol “MLFB” in the OTC Pink marketplace of OTC Link.
Termination of this Offering

This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC and (c) the date on which this offering is earlier terminated by us, in our sole discretion. (See “Plan of Distribution”).

Use of Proceeds	We will apply the proceeds of this offering for repayment of indebtedness, equipment purchases, stadium deposits, general and administrative expenses and working capital. (See “Use of Proceeds”).
Risk Factors

An investment in the Offered Shares involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investments. You should carefully consider the information included in the Risk Factors section of this Offering Circular, as well as the other information contained in this Offering Circular, prior to making an investment decision regarding the Offered Shares.

Corporate Information

Our principal executive offices are located at 15515 Lemon Fish Drive, Lakewood Ranch, Florida 34202; our telephone number is (847) 924-4332; our corporate website is located at www.mlfb.com. No information found on our company’s website is part of this Offering Circular.

Continuing Reporting Requirements Under Regulation A

We are required to file periodic and other reports with the SEC, pursuant to the requirements of Section 13(a) of the Securities Exchange Act of 1934. Our continuing reporting obligations under Regulation A are deemed to be satisfied, as long as we comply with our Section 13(a) reporting requirements. As a Tier 2 issuer under Regulation A, we will be required to file with the SEC a Form 1-Z (Exit Report Under Regulation A) upon the termination of this offering.

RISK FACTORS

An investment in the Offered Shares involves substantial risks. You should carefully consider the following risk factors, in addition to the other information contained in this Offering Circular, before purchasing any of the Offered Shares. The occurrence of any of the following risks might cause you to lose a significant part of your investment. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this Offering Circular, including statements in the following risk factors, constitute forward-looking statements. (See “Cautionary Statement Regarding Forward-Looking Statements”).

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Risks Related to Our Company

There is a substantial doubt about our ability to continue as a going concern. The report of our independent auditors that accompanies our financial statements includes an explanatory paragraph indicating there is a substantial doubt about our ability to continue as a going concern, citing our need for additional capital for the future planned expansion of our activities and to service our ordinary course activities (which may include servicing of indebtedness). The inclusion of a going concern explanatory paragraph in the report of our independent auditors will make it more difficult for us to secure additional financing or enter into strategic relationships on terms acceptable to us, if at all, and likely will materially and adversely affect the terms of any financing that we might obtain. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty.

We have incurred significant losses in prior periods, and losses in the future could cause the quoted price of our common stock to decline or have a material adverse effect on our financial condition, our ability to pay our debts as they become due, and on our cash flows. To date, we have not generated revenues from our operations, and we have incurred significant losses in prior periods. For the six months ended October 31, 2021, we incurred a net loss of $743,989 (unaudited) and, as of that date, we had an accumulated deficit of $29,736,771 (unaudited). For the years ended April 30, 2021 and 2020, we incurred a net loss of $185,381 and $1,510,156, respectively, and, as of such dates, we had an accumulated deficit of $28,992,782 and $28,807,401, respectively.

Additionally, we had net cash used in operating activities of $188,004 (unaudited) and $213,518 for the six months ended October 31, 2021, and the year ended April 30, 2021, respectively. At October 31, 2021, we had a working capital deficit of $4,578,129 (unaudited), an accumulated deficit of $29,736,771 (unaudited) and a shareholders’ deficit of $4,507,299 (unaudited). At April 30, 2021, we had a working capital deficit of $4,319,993, an accumulated deficit of $28,992,782 and a shareholders’ deficit of $4,249,163. Any losses in the future could cause the quoted price of our common stock to decline or have a material adverse effect on our financial condition, our ability to pay our debts as they become due, and on our cash flows.

At October 31, 2021, and as of the date of this Offering Circular, we do not have sufficient cash resources or current assets to pay our obligations. This circumstance represents a significant risk to our business and shareholders and results in: (1) making it more difficult for us to satisfy our obligations; (2) impeding us from obtaining additional financing in the future for working capital, capital expenditures and general corporate purposes; and (3) making us more vulnerable to a downturn in our business and limits our flexibility to plan for, or react to, changes in our business.

The time required for us to become profitable under our MLFB business structure is highly uncertain, and we cannot assure you that we will achieve or sustain profitability or generate sufficient cash flow from operations to meet our planned capital expenditures, working capital and debt service requirements. If required, our ability to obtain additional financing from other sources also depends on many factors beyond our control, including the state of the capital markets and the prospects for our business. The necessary additional financing may not be available to us or may be available only on terms that would result in further dilution to the current owners of our common stock.

We intend to seek interim short-term financing to continue full legal compliance with its SEC filings, and to bring on the necessary personnel to begin its future development activities. Our working capital needs will be met largely from the sale of debt and public equity securities, including in this offering, until such time that funds provided by operations, if ever, are sufficient to fund working capital requirements. The accompanying financial statements do not include any adjustments relating to the recoverability or classification of recorded assets and liabilities that might result should our company be unable to continue as a going concern.

Our cash expenses are large relative to our cash resources and cash flow. At October 31, 2021, we had $2,874 (unaudited) of cash resources and continue to have limited cash resources available to us. Consequently, we have been required either to sell new shares of our common stock or convertible promissory notes to raise the cash necessary to pay ongoing expenses and to make new investments, which actions could lead to continuing dilution in the interest of our existing shareholders.

We will require additional capital to fund our operations and if we do not obtain additional capital, we may be required to substantially limit our operations and/or to delay launching MLFB. Our business does not presently generate the cash needed to finance our current and anticipated operations and we need to obtain additional financing to finance our operations, until such time that we are able to conduct profitable revenue-generating activities.

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Anticipated, but as yet unproven, revenue from sponsorships, television, licensing, special events and market reservations are expected to provide sufficient working capital for on-going operations. Our capital requirement in connection with our growth plans requires substantial working capital to fund our business.

We require short-term financing, as well as financing over the next 12 months, to satisfy our anticipated capital needs. However, as discussed below, the impact of the COVID-19 pandemic has had, and may continue to have, material and adverse effects on our ability to successfully obtain the required capital.

We have engaged the services of a well-known and respected investment bank headquartered in New York to assist in our capital-raising efforts. In addition, our management has been engaged with several high net-worth individuals and funds who have expressed an interest in being part of MFLB as investors. However, to date, the funds available to us have not been adequate to permit us to launch our MFLB league game operations.

Through the date of this Offering Circular, smaller investments have been obtained to meet certain our ongoing expenses. We cannot assure you that adequate financing will be available on acceptable terms, if at all. Our failure to raise additional financing, including through this offering, in a timely manner would adversely affect our ability to pursue our business plan and could cause us to delay launching our league and our proposed business plan.

Our quarter-to-quarter performance may vary substantially, and this variance, as well as general market conditions, may cause our stock price to fluctuate greatly and even potentially expose us to litigation. We have been unable to generate revenues under our MLFB business plan and we cannot accurately estimate future revenue and operating expenses based on historical performance. Our quarterly operating results may vary significantly based on many factors, including:

-	Fluctuating demand for our potential products;
-	Announcements or implementation by our competitors of new products;
-	Amount and timing of our costs related to our marketing efforts or other initiatives;
-	Timing and amounts relating to the expansion of our operations;
-	Our ability to enter into, renegotiate or renew key agreements;
-	Timing and amounts relating to the expansion of our operations; or
-	Economic conditions specific to our industry, as well as general economic conditions.

Our current and future expense estimates are based, in large part, on estimates of future revenue, which is difficult to predict. We expect to make significant operating and capital expenditures in connection with the development of our plan of business. We may be unable to, or may elect not to, adjust spending quickly enough to offset any unexpected revenue shortfall. If our increased expenses were not accompanied by increased revenue in the same quarter, our quarterly operating results would be harmed.

The COVID-19 pandemic could have a material adverse impact on our business, results of operations and financial condition. In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China. In January 2020, the World Health Organization declared the COVID-19 outbreak a “Public Health Emergency of International Concern.” This worldwide outbreak has resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines and travel bans intended to control the spread of the virus. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses and facilities. These restrictions, and future prevention and mitigation measures, have had an adverse impact on global economic conditions and are likely to have an adverse impact on consumer confidence and spending, which could materially adversely affect the supply of, as well as the demand for, our products. Uncertainties regarding the economic impact of COVID-19 is likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows.

During fiscal year 2020, we were planning a Demonstration Season of either a 4 team 6 game season beginning with a full training camp in early May 2020 or a 3 team 4 game season with the same dates. All games were to be played in the cities and stadiums where we have established facility arrangements in Ohio, Virginia and Arkansas in May and June 2020. However, due to the unfortunate spread of COVID-19 pandemic and the guidance from government and medical agencies, we cancelled those plans.

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Additionally, the COVID-19 pandemic has had a significant negative impact and delayed our ability to obtain capital for its planned football operations and for general working capital. COVID-19 could continue to have material and adverse effects on our ability to successfully commence and operate our planned football operations due to, among other factors:

-	destabilization of the financial markets and impact our customer’s ability for entertainment spending;
-	a continuing governmental prohibition of fans ability to attend sporting events;
-	severe disruptions to and instability in the global financial markets, and deterioration in credit and financing conditions, which could affect our access to capital to fund business operations;
-	the potential negative impact on the health of our players, officials, fans, vendors, and partners, especially if a significant number of them are affected; and
-	a material disruption in our supply chain, which could affect our ability to source football products from vendors on a timely basis or on favorable terms.

If a significant percentage of our workforce or the workforce of our business partners is unable to work, including because of illness or travel or government restrictions in connection with the COVID-19 pandemic or any future pandemic or disease outbreak, our operations may be negatively impacted. Our efforts to manage and mitigate these factors may be unsuccessful, and the effectiveness of these efforts depends on factors beyond our control, including the duration and severity of any pandemic or disease outbreak, as well as third party actions taken to contain its spread and mitigate public health effects.

While we cannot reasonably estimate the length or severity of this pandemic or if there will be additional periods of increases or spikes in the number of COVID-19 cases, future mutations or related strains of the virus, an extended economic slowdown could materially impact the Company’s financial position, results of operations, and cash flows in fiscal year 2022 or beyond. The unprecedented uncertainty surrounding COVID-19, due to rapidly changing governmental directives, public health challenges and progress, macroeconomic consequences, and market reactions thereto, also makes it more challenging for the Company to estimate the future performance of the business and develop strategies to generate growth.

Should the adverse impacts described above (or others that are currently unknown) occur, whether individually or collectively, our company would expect to experience, among other things, an inability to produce revenues and cash flows sufficient to conduct operations, meet the terms of our existing debt covenants and other requirements under our financing arrangements or service our outstanding debt. Such a circumstance could, among other things, exhaust our liquidity (and ability to access liquidity sources) or trigger an acceleration to pay a significant portion or all of our then-outstanding debt obligations, which we may be unable to do.

If we fail to effectively manage our growth, and effectively develop MLFB, our business will be harmed. Failure to manage growth of operations could harm our business. To date, a significant amount of activities and resources have been directed at developing our business plan and potential related products. The building of MLFB requires effective planning and management. In order to effectively manage growth, we must:

-	Continue to develop an effective planning and management process to implement our business strategy
-	Hire, train and integrate new personnel in all areas of our business, and
-	Increase capital investments

We cannot assure you that we will be able to accomplish these tasks or effectively manage our growth.

We are dependent upon our key executives for future success. Our future success to a significant extent depends on the continued services of Frank Murtha, our Contract President and Chief Executive Officer and John JJ Coyne, our Contract Executive Vice President. Additionally, we have been relying on the volunteer efforts of several professionals who strongly believe in the business plan and wish for it to succeed. Additionally, we believe that recruiting a qualified Chief Financial Officer is crucial to our success. The departure of Frank Murtha, John JJ Coyne, or the loss of any of its professional volunteers could materially adversely affect our ability to implement our business strategy. Currently, we do not maintain for our benefit, any key-man life insurance on our key executives. Upon sufficient funding, we have had discussions with several highly qualified and experienced football individuals to join our company. Additionally, we have been contacted by several highly qualified individuals formerly employed by either the NFL, AAF or the XFL, seeking a position with MLFB.

If we are unable to recruit and retain key personnel, our business may be harmed. If we are unable to attract and retain key personnel, our business may be harmed. Our failure to enable the effective transfer of knowledge and facilitate smooth transitions with regard to our key employees could adversely affect our long-term strategic planning and execution.

Our business plan is not based on independent market studies. We have not commissioned any independent market studies concerning our plans for the MLFB business. Rather, our plans for implementing our business strategy and achieving profitability are based on the experience, judgment and assumptions of our management. If these assumptions prove to be incorrect, we may not be successful in our business operations.

Our plan to develop relationships with strategic partners may not be successful. Part of our business strategy is to maintain and develop strategic relationships with various third parties, such as broadcast networks and sports arenas. For these efforts to be successful, we must enter into agreements with these third parties on terms that are attractive to us and coordinate their resources and capabilities with our own. We may be unsuccessful in entering into agreements with acceptable partners or negotiating favorable terms. Also, we may be unsuccessful in integrating the resources or capabilities of these partners. If we are unsuccessful in these efforts, our ability to develop and market our league could be severely limited.

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Our Board of Directors may change our policies without shareholder approval. Our policies, including any policies with respect to investments, leverage, financing, growth, debt and capitalization, will be determined by our Board of Directors or officers to whom our Board of Directors delegate such authority. Our Board of Directors will also establish the amount of any dividends or other distributions that we may pay to our shareholders. Our Board of Directors or officers to which such decisions are delegated will have the ability to amend or revise these and our other policies at any time without shareholder vote. Accordingly, our shareholders will not be entitled to approve changes in our policies, which policy changes may have a material adverse effect on our financial condition and results of operations.

We are subject to the risks frequently experienced by smaller reporting companies. The likelihood of our success must be considered in light of the risks frequently encountered by smaller reporting companies. These risks include our potential inability to:

-	Establish MLFB as a viable sports league
-	Establish product sales, marketing capabilities and establish and maintain markets for our league
-	Identify, attract, retain, and motivate qualified personnel
-	Maintain our reputation and build trust with fans
-	Attract sufficient capital resources to develop its business.

Our company has a limited operating history under its Major League Football business structure. Our company’s principal business operations are comprised of our planned Major League Football operations. We are subject to risks and difficulties frequently encountered by early-stage companies, such as our company.

Unanticipated problems, expenses and delays are frequently encountered in establishing a new business, along with developing new products and services. We may not be successful in addressing some or all of those risks, in which case there could be a material negative effect on our business and the value of our common stock that could also cause our company to reduce, curtail or cease operations. Our company may never become profitable if revenue is lower and operating expenses are higher than anticipated.

Our limited operating history makes it difficult for you to evaluate our prospects and future performance. Our business operations have only a limited history upon which an evaluation of our prospects and future performance can be made. Our company’s operations are subject to all business risks associated with development stage enterprises. The likelihood of our company’s success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment and expansion of a business, operation in a competitive industry and the continued development of advertising, promotions and fan base. We believe it is likely that we will continue to sustain losses throughout the next twelve months. We cannot assure you that we will ever operate profitably.

Our limited operating history makes it difficult for us to estimate correctly our future operating expenses and anticipated revenue sources, which could lead to cash shortfalls. We have a limited operating history, and as a result our historical financial and other operating data may be of limited value in estimating future operating revenue, revenue sources and expenses. Our budgeted expense levels are based in part on our expectations concerning future revenue and future revenue sources. The amount and sources of these revenues will depend on the success of the league, its teams, our marketing efforts, our ability to secure new sponsorships, our perception by fans, the general public, and other factors that are difficult to forecast accurately.

We encounter substantial competition from various sources. We face significant competition within the professional sports league market. In order to attract fans and market league-related merchandise and other products and services offered by our company and the league, we must successfully compete with the 32 NFL, 9 Canadian Football League, 627 NCAA, 91 NAIA, 142 JUCO’s, 27 Canadian Universities and thousands of high school and collegiate institution teams. The AAF has ceased operations and the XFL is planning for a 2023 relaunch, after being purchased out of bankruptcy for $15 million in August 2020. We believe that they both proved the concept of fan interest for Spring football. As a result, we believe that their lack of financial success was in their financial model. Finally, we must compete with other sporting and non-sporting sources of entertainment. Given the established nature of many of those competitors, there can be no guarantee that we will attract enough revenue from fans and other sources to be profitable.

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Risks Related to a Purchase of the Offered Shares

We may seek capital that may result in shareholder dilution or that may have rights senior to those of our common stock, including the Offered Shares. From time to time, we may seek to obtain additional capital, either through equity, equity-linked or debt securities. The decision to obtain additional capital will depend on, among other factors, our business plans, operating performance and condition of the capital markets. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, which could negatively affect the market price of our common stock or cause our shareholders to experience dilution.

We have approximately $594,655 in currently convertible debt instruments, the existence and/or conversion of which could cause a reduction in the market price for our common stock. As of the date of this Offering Circular, we have approximately $594,655 in currently convertible debt instruments, the conversion terms of which require share issuances at below-market prices. All such shares constitute an overhang on the market for our common stock and, if and when issued, will be issued without transfer restrictions, pursuant to certain exemptions from registration, and could reduce prevailing market prices for our common stock. Also, in the future, we may also issue securities in connection with our obtaining needed capital or an acquisition transaction. The amount of shares of our common stock issued in connection with any such transaction could constitute a material portion of our then-outstanding shares of common stock.

The exercise of options and warrants and other issuances of common stock or securities convertible into common stock will dilute your interest. From time to time, our company has granted options and stock awards to our employees, in accordance with our company’s 2014 Employee Stock Plan. Additionally, we have granted shares or warrants to our consultants and other service providers. If we issue options or warrants in the future that are exercised, shareholders may experience further dilution. Holders of shares of our common stock have no pre-emptive rights that entitle them to purchase their pro rata share of any offering, including this offering of the Offered Shares, of shares of any class or series. The exercise of options and warrants at prices below market of our common stock could adversely affect the price of shares of our common stock.

Our failure to reserve sufficient shares of common stock could be considered an event of default. We have existing convertible promissory notes with a covenant to reserve sufficient shares of common stock with our transfer agent for the potential conversion of these securities. As of the date of this Offering Circular, the calculated shares issuable under the assumed conversion of the promissory notes is greater than the amount of shares that we have reserved with respect to such convertible promissory notes. As a result, the holders of such convertible promissory notes could declare an event of default and the principal and accrued interest would become immediately due and payable. Additionally, the holders of such convertible promissory notes have additional remedies, including penalties against our company.

Shares eligible for future sale may adversely affect the market. From time to time, certain of our shareholders may be eligible to sell all or some of their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act, subject to certain limitations. In general, a non-affiliate stockholder who has satisfied a six-month holding period may, under certain circumstances, sell its shares, without limitation. Any substantial sale of the our common stock pursuant to Rule 144, pursuant to any resale prospectus or pursuant to this Offering Circular may have a material adverse effect on the market price of our common stock.

We do not intend to pay dividends on our common stock. We intend to retain earnings, if any, to provide funds for the implementation of our business strategy. We do not intend to declare or pay any dividends in the foreseeable future. Therefore, there can be no assurance that holders of our common stock will receive cash, stock or other dividends on their shares of our common stock, until we have funds which our Board of Directors determines can be allocated to dividends.

Our common stock has been, and may in the future be, a “Penny Stock” and subject to specific rules governing its sale to investors. The SEC has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to our Common Stock, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer approve a person’s account for transactions in penny stocks; and the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

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In order to approve a person’s account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience objectives of the person; and make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form sets forth the basis on which the broker or dealer made the suitability determination; and that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors sell shares of our common stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

There is limited trading activity in our common stock and there is no assurance that an active market will develop in the future. Although our common stock is currently quoted on the OTC Pink marketplace of OTC Link (an interdealer electronic quotation system operated by OTC Markets Group, Inc.) under the symbol “MLFB”, trading of our common stock may be extremely sporadic. For example, several days may pass before any shares may be traded. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations of the price of our common stock. There can be no assurance that a more active market for our common stock will develop, or if one should develop, there is no assurance that it will be sustained. This severely limits the liquidity of our common stock, and would likely have a material adverse effect on the market price of our common stock and on our ability to raise additional capital.

The market for our common stock may be volatile; you could lose all or part of your investment in the Offered Shares. The market price of our common stock may fluctuate substantially and will depend on a number of factors many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in the Offered Shares, since you might be unable to sell your Offered Shares at or above the price you pay for the Offered Shares. Factors that could cause fluctuations in the market price of our common stock include, but are not limited to, the following:

-	price and volume fluctuations in the overall stock market from time to time;
-	volatility in the market prices and trading volumes of sports-related stocks;
-	changes in operating performance and stock market valuations of other sports-related companies generally, or those in our industry, in particular;
-	sales of shares of our common stock by us or our shareholders;
-	failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
-	the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;
-	announcements by us or our competitors of new products or services;
-	the public’s reaction to our press releases, other public announcements and filings with the SEC;
-	rumors and market speculation involving us or other companies in our industry;
-	actual or anticipated changes in our operating results or fluctuations in our operating results;
-	actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;
-	litigation involving us and/or our industry, or investigations by regulators into our operations or those of our competitors;
-	developments or disputes concerning our intellectual property or other proprietary rights;
-	announced or completed acquisitions of businesses or technologies by us or our competitors;
-	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
-	changes in accounting standards, policies, guidelines, interpretations or principles;
-	any significant change in our management; and
-	general economic conditions and slow or negative growth of our markets.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

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Compliance with the reporting requirements of federal securities laws can be expensive. We are a public reporting company in the United States, and accordingly, subject to the information and reporting requirements of the Exchange Act and other federal securities laws, and the compliance obligations of the Sarbanes-Oxley Act. The costs of preparing and filing annual and quarterly reports and other required information with the SEC, furnishing audited reports to shareholders and preparing any registration statements from time to time, if any, are substantial.

Applicable regulatory requirements, including those contained in and issued under the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract qualified officers and directors, which could adversely affect the management of our business and our ability to obtain or retain listing of our common stock. We may be unable to attract and retain those qualified officers, directors and members of board committees required to provide for effective management because of the rules and regulations that govern publicly held companies, including, but not limited to, certifications by principal executive officers. The enactment of the Sarbanes-Oxley Act has resulted in the issuance of a series of related rules and regulations and the strengthening of existing rules and regulations by the SEC, as well as the adoption of new and more stringent rules by the stock exchanges. The perceived increased personal risk associated with these changes may deter qualified individuals from accepting roles as directors and executive officers.

Further, some of these changes heighten the requirements for board or committee membership, particularly with respect to an individual’s independence from the corporation and level of experience in finance and accounting matters. While certain board and committee requirements may not apply to us as an OTC listed company, we intend to explore voluntarily complying with some of these requirements. We may have difficulty attracting and retaining directors with the requisite qualifications. If we are unable to attract and retain qualified officers and directors, the management of our business and our ability to obtain or retain listing of our shares of common stock on any stock exchange (assuming we elect to seek and are successful in obtaining such listing) could be adversely affected.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or detect fraud, and, consequently, investors could lose confidence in our financial reporting and this may decrease the trading price of our common stock. We must maintain effective internal controls to provide reliable financial reports and detect fraud. We have been assessing our internal controls to identify areas that need improvement. We are in the process of implementing changes to internal controls, but have not yet completed implementing these changes. Failure to implement these changes to our internal controls or any others that it identifies as necessary to maintain an effective system of internal controls could harm our operating results and cause investors to lose confidence in our reported financial information. Any such loss of confidence would have a negative effect on the trading price of our stock.

A material weakness in internal controls may remain undetected for a longer period, because of our exemption from the auditor attestation requirements under Section 404(b) of Sarbanes-Oxley. Our Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Our management’s report was not subject to attestation by our registered public accounting firm, pursuant to rules of the SEC that permit us to provide only management’s attestation with respect thereto. As a result, any material weakness in our internal controls may remain undetected for a longer period.

Our Certificate of Incorporation allows for our board to create new series of preferred stock without further approval by our shareholders, which could adversely affect the rights of the holders of our common stock, including purchasers of the Offered Shares. Our board of directors has the authority to issue shares of our preferred stock, with such relative rights and preferences as the board of directors may determine, without further shareholder approval. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation and the right to receive dividend payments before dividends are distributed to the holders of our common stock. In addition, our board of directors could authorize the issuance of a series of preferred stock that has greater voting power than our common stock or that is convertible into our common stock, which could decrease the relative voting power of our common stock or result in dilution to our existing shareholders.

In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law (DGCL), which may, unless certain criteria are met, prohibit large shareholders, in particular those owning 15% or more of the voting rights on our common stock, from merging or combining with us for a prescribed period of time.

You will suffer dilution in the net tangible book value of the Offered Shares you purchase in this offering. If you acquire any Offered Shares, you will suffer immediate dilution, due to the lower book value per share of our common stock compared to the purchase price of the Offered Shares in this offering. (See “Dilution”).

Future issuances of debt securities and equity securities could negatively affect the market price of shares of our common stock and, in the case of equity securities, may be dilutive to existing shareholders. In the future, we may issue debt or equity securities or incur other financial obligations, including stock dividends. Upon liquidation, it is possible that holders of our debt securities and other loans and preferred stock would receive a distribution of our available assets before common shareholders. We are not required to offer any such additional debt or equity securities to existing shareholders on a preemptive basis. Therefore, additional common stock issuances, directly or through convertible or exchangeable securities, warrants or options, would dilute the holdings of our existing common shareholders and such issuances, or the perception of such issuances, could reduce the market price of shares of our common stock.

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As an issuer of penny stock, the protection provided by the federal securities laws relating to forward-looking statements does not apply to us. Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection, in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

DILUTION

Dilution in net tangible book value per share to purchasers of our common stock in this offering represents the difference between the amount per share paid by purchasers of the Offered Shares in this offering and the pro forma as adjusted net tangible book value per share immediately after completion of this offering. In this offering, dilution is attributable primarily to our relatively low net tangible book value per share.

If you purchase Offered Shares in this offering, your investment will be diluted to the extent of the difference between your purchase price per Offered Share and the net pro forma as adjusted tangible book value per share of our common stock after this offering. Our net tangible book value as of October 31, 2021, was $(4,507,299) (unaudited), or $(0.0099) per share.

Without taking into account issuances of our common stock occurring after October 31, 2021, the tables below illustrate the dilution to purchasers of Offered Shares in this offering, on a pro forma basis, assuming 100%, 75%, 50% and 25% of the Offered Shares are sold.

Assuming the Sale of 100% of the Company Offered Shares
Offering price per share	$0.021
Net tangible book value per share as of October 31, 2021 (unaudited)	$(0.0099)
Increase in net tangible book value per share after giving effect to this offering	$0.0067
Pro forma net tangible book value per share as of October 31, 2021 (unaudited)	$(0.0032)
Dilution in net tangible book value per share to purchasers of Offered Shares in this offering	$0.0242

Assuming the Sale of 75% of the Company Offered Shares
Offering price per share	$0.021
Net tangible book value per share as of October 31, 2021 (unaudited)	$(0.0099)
Increase in net tangible book value per share after giving effect to this offering	$0.0053
Pro forma net tangible book value per share as of October 31, 2021 (unaudited)	$(0.0046)
Dilution in net tangible book value per share to purchasers of Offered Shares in this offering	$0.0256

Assuming the Sale of 50% of the Company Offered Shares
Offering price per share	$0.021
Net tangible book value per share as of October 31, 2021 (unaudited)	$(0.0099)
Increase in net tangible book value per share after giving effect to this offering	$0.0037
Pro forma net tangible book value per share as of October 31, 2021 (unaudited)	$(0.0062)
Dilution in net tangible book value per share to purchasers of Offered Shares in this offering	$0.0272

Assuming the Sale of 25% of the Company Offered Shares
Offering price per share	$0.021
Net tangible book value per share as of October 31, 2021 (unaudited)	$(0.0099)
Increase in net tangible book value per share after giving effect to this offering	$0.0020
Pro forma net tangible book value per share as of October 31, 2021 (unaudited)	$(0.0079)
Dilution in net tangible book value per share to purchasers of Offered Shares in this offering	$0.0289

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USE OF PROCEEDS

The table below sets forth the estimated proceeds we would derive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the Offered Shares and assuming the payment of no sales commissions or finder’s fees. There is, of course, no guaranty that we will be successful in selling any of the Offered Shares in this offering.

	Assumed Percentage of Company Offered Shares Sold in This Offering
	25%	50%	75%	100%
Offered Shares sold	62,500,000	125,000,000	187,500,000	250,000,000
Gross proceeds	$656,250	$1,312,500	$1,968,750	$2,625,000
Offering expenses	20,000	20,000	20,000	20,000
Net proceeds	$636,250	$1,292,500	$1,948,750	$2,605,000

                The table below sets forth the manner in which we intend to apply the net proceeds derived by us in this offering, assuming the sale of 25%, 50%, 75% and 100% of the Offered Shares. All amounts set forth below are estimates.

	Use of Proceeds for Assumed Percentage of Company Offered Shares Sold in This Offering
	25%	50%	75%	100%
Repayment of Indebtedness	$101,800	$206,800	$311,800	$416,800
Equipment Purchases	101,800	206,800	311,800	416,800
Stadium Deposits	50,900	103,400	155,900	208,400
General and Administrative Expenses	178,150	361,900	545,650	729,400
Working Capital	203,600	413,600	623,600	833,600
Total Net Proceeds	$636,250	$1,292,500	$1,948,750	$2,605,000

We reserve the right to change the foregoing use of proceeds, should our management believe it to be in the best interest of our company. The allocations of the proceeds of this offering presented above constitute the current estimates of our management and are based on our current plans, assumptions made with respect to the industry in which we currently or, in the future, expect to operate, general economic conditions and our future revenue and expenditure estimates.

Investors are cautioned that expenditures may vary substantially from the estimates presented above. Investors must rely on the judgment of our management, who will have broad discretion regarding the application of the proceeds of this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations (if any), business developments and the rate of our growth. We may find it necessary or advisable to use portions of the proceeds of this offering for other purposes.

In the event we do not obtain the entire offering amount hereunder, we may attempt to obtain additional funds through private offerings of our securities or by borrowing funds. Currently, we do not have any committed sources of financing.

PLAN OF DISTRIBUTION

In General

Our company is offering a maximum of 125,000,000 Offered Shares on a best-efforts basis, at a fixed price of $0.021 per Offered Share; any funds derived from this offering will be immediately available to us for our use. There will be no refunds. This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC or (c) the date on which this offering is earlier terminated by us, in our sole discretion.

There is no minimum number of Offered Shares that we are required to sell in this offering. All funds derived by us from this offering will be immediately available for use by us, in accordance with the uses set forth in the Use of Proceeds section of this Offering Circular. No funds will be placed in an escrow account during the offering period and no funds will be returned, once an investor’s subscription agreement has been accepted by us.

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We intend to sell the Offered Shares in this offering through the efforts of our Chief Executive Officer and President, Frank Murtha. Mr. Murtha will not receive any compensation for offering or selling the Offered Shares. We believe that Mr. Murtha is exempt from registration as a broker-dealer under the provisions of Rule 3a4-1 promulgated under the Securities Exchange Act of 1934 (the Exchange Act). In particular, Mr. Murtha:

-	is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Securities Act; and
-	is not to be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and
-	is not an associated person of a broker or dealer; and
-	meets the conditions of the following:

-	primarily performs, and will perform at the end of this offering, substantial duties for us or on our behalf otherwise than in connection with transactions in securities; and
-	was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and
-	did not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraphs (a)(4)(i) or (iii) of Rule 3a4-1 under the Exchange Act.

As of the date of this Offering Circular, we have not entered into any agreements with selling agents for the sale of the Offered Shares. However, we reserve the right to engage FINRA-member broker-dealers. In the event we engage FINRA-member broker-dealers, we expect to pay sales commissions of up to 8.0% of the gross offering proceeds from their sales of the Offered Shares. In connection with our appointment of a selling broker-dealer, we intend to enter into a standard selling agent agreement with the broker-dealer pursuant to which the broker-dealer would act as our non-exclusive sales agent in consideration of our payment of commissions of up to 8.0% on the sale of Offered Shares effected by the broker-dealer.

Procedures for Subscribing

If you are interested in subscribing for Offered Shares in this offering, please submit a request for information by e-mail to our Chief Executive Officer, Frank Murtha, at: F.Murtha@mlfb.com; all relevant information will be delivered to you by return e-mail. Thereafter, should you decide to subscribe for Offered Shares, you are required to follow the procedures described in the subscription agreement included in the delivered information, which are:

-	Electronically execute and deliver to us a subscription agreement; and
-	Deliver funds directly by check or by wire or electronic funds transfer via ACH to our specified bank account.

Right to Reject Subscriptions

After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to us, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions

Conditioned upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the Offered Shares subscribed. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

This Offering Circular will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on our company’s page on the SEC’s website: www.sec.gov.

An investor will become a shareholder of our company and the Offered Shares will be issued, as of the date of settlement. Settlement will not occur until an investor's funds have cleared and we accept the investor as a shareholder.

By executing the subscription agreement and paying the total purchase price for the Offered Shares subscribed, each investor agrees to accept the terms of the subscription agreement and attests that the investor meets certain minimum financial standards. (See “State Qualification and Investor Suitability Standards” below).

An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

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Minimum Purchase Requirements

You must initially purchase at least $5,000 of the Offered Shares in this offering. If you have satisfied the minimum purchase requirement, any additional purchase must be in an amount of at least $1,000.

State Law Exemption and Offerings to “Qualified Purchasers”

The Offered Shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state “Blue Sky” law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that the Offered Shares offered hereby are offered and sold only to “qualified purchasers”. “Qualified purchasers” include: (a) “accredited investors” under Rule 501(a) of Regulation D and (b) all other investors, so long as their investment in Offered Shares does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine, in our sole and absolute discretion, that such investor is not a “qualified purchaser” for purposes of Regulation A. We intend to offer and sell the Offered Shares to qualified purchasers in every state of the United States.

Issuance of Offered Shares

Upon settlement, that is, at such time as an investor’s funds have cleared and we have accepted an investor’s subscription agreement, we will either issue such investor’s purchased Offered Shares in book-entry form or issue a certificate or certificates representing such investor’s purchased Offered Shares.

Transferability of the Offered Shares

The Offered Shares will be generally freely transferable, subject to any restrictions imposed by applicable securities laws or regulations.

Advertising, Sales and Other Promotional Materials

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include information relating to this offering, articles and publications concerning industries relevant to our business operations or public advertisements and audio-visual materials, in each case only as authorized by us. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Offered Shares, these materials will not give a complete understanding of our company, this offering or the Offered Shares and are not to be considered part of this Offering Circular. This offering is made only by means of this Offering Circular and prospective investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Offered Shares.

DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 950,000,000 shares of common stock, $.001 par value per share.

As of the date of this Offering Circular, there were 469,860,029 shares of our common stock issued and outstanding held by 577 holders of record; and 127,576,993 shares of our common stock reserved for the issuance upon the conversion of outstanding convertible instruments.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders, including the election of directors. Generally, all matters to be voted on by shareholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of our common stock that are present in person or represented by proxy. Except as otherwise provided by law, amendments to our Certificate of Incorporation generally must be approved by a majority of the votes entitled to be cast by all outstanding shares of our common stock. Our Certificate of Incorporation does not provide for cumulative voting in the election of directors. Holders of our common stock will be entitled to such cash dividends as may be declared from time to time by the Board from funds available. Holders of our common stock have no preemptive rights to purchase shares of our common stock. The issued and outstanding shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to receive pro rata all assets available for distribution to such holders.

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Warrants

The following table summarizes our outstanding common stock warrants, as of October 31, 2021.

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Outstanding, April 30, 2021	1,500,000	0.13	0.77
Issued, May 19, 2021	8,150,000	0.07	2.50
Outstanding, October 31, 2021	9,650,000	0.08	1.98
Exercisable, October 31, 2021	9,650,000	0.08	1.98

Subsequent to October 31, 2021, we have issued 10,000,000 non-returnable warrants to purchase shares of our common stock with a five-year term and an exercise price of $0.035 per share. Additionally, we issued 15,000,000 returnable warrants to purchase shares of our common stock with a five-year term that can only be exercised upon an event of default under a note at an exercise price of $0.03 per share.

Stock Options

The following table summarizes our outstanding stock options, as of October 31, 2021.

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Outstanding, April 30, 2021	1,200,000	0.05	4.21
Outstanding, October 31, 2021	1,200,000	0.05	2.70
Exercisable, October 31, 2021	1,200,000	0.05	2.70

Convertible Promissory Notes

As of October 31, 2021, we had outstanding a total of 8 separate convertible promissory notes. The table below sets forth information with respect to such convertible promissory notes.

Description of Terms	Principal Balance at 10/31/21	Principal Balance at 4/30/21
April 14, 2016: $50,000 original principal amount; interest at 5% per annum; principal and interest were payable April 14, 2017; convertible at $.30 per share, or 212,943 shares of our common stock at October 31, 2021. This note is in default.	$50,000	$50,000
May 2, 2019: $100,000 original principal amount, with $2,150 of original issue discount (OID); interest at 10% per annum; principal and interest were payable May 2, 2020; convertible at 60% of the average of the two lowest trades of our common stock during the 15 trading days immediately preceding a conversion date. This note is in default.	12,170	12,170
May 8, 2019: $150,000 original principal amount; interest at 12% per annum; principal and interest were due February 8, 2020; convertible at the lower of (a) the lowest trade during the previous 25 trading days or (b) 61% of the of the lowest trade during the 25 trading days immediately preceding a conversion date. This note is in default.	138,483	138,483
February 3, 2021: $55,000 original principal amount; interest at 10% per annum; principal and interest due February 3, 2022; convertible at 65% of the average of the three lowest trades of our common stock during the 10 trading days immediately preceding a conversion date.	---	55,000
March 17, 2021: $41,000 original principal amount; interest at 10% per annum; principal and interest due March 17, 2022; convertible at 65% of the average of the three lowest trades of our common stock during the 10 trading days immediately preceding a conversion date.	---	41,000

May 3, 2021: $48,000 original principal amount; interest at 10% per annum; principal and interest due May 3, 2022; convertible at 60% of the of the average of the two lowest trades of our common stock during the 15 trading days immediately preceding a conversion date. We have the right to repay this note at a premium ranging from 115% to 129% of the principal amount during the six months immediately following issuance.

	48,000 (Note1)	---

June 7, 2021: $53,000 original principal amount; interest at 10% per annum; principal and interest due May 3, 2022; convertible at 60% of the of the average of the two lowest trades of our common stock during the 15 trading days immediately preceding a conversion date. We have the right to repay this note at a premium ranging from 115% to 129% of the principal amount during the six months immediately following issuance.

	53,000 (Note2)	---
May 17, 2018: $80,000 original principal amount; interest at 10% per annum; principal and interest due May 17, 2019; secured by all of our assets; convertible at 60% of the of the lowest trade of our common stock during the 10 trading days immediately preceding a conversion date. This note is in default.	24,002	80,000

August 3, 2021: $130,000 senior secured original principal amount (first tranche under master note of up to $750,000 in principal amount), with $13,000 of OID; interest at 10% per annum; principal and interest due August 3, 2022; secured by all of our assets; convertible at $.002 per share. We have the right to repay this note at a premium of 105% of the then-outstanding principal and accrued interest.

	130,000 (Note3)	---

September 15, 2021: $27,500 senior secured original principal amount (second tranche under master note of up to $750,000 in principal amount), with $2,500 of OID; interest at 10% per annum; principal and interest due September 15, 2022; secured by all of our assets; convertible at $.002 per share. We have the right to repay this note at a premium of 105% of the then-outstanding principal and accrued interest.

	27,500 (Note3)	---

Note 1:	Subsequent to October 31, 2021, this note was repaid in full, $48,000 of principal and $2,400 of accrued interest, by issuance of 7,098,592 shares of our common stock.
Note 2:	Subsequent to October 31, 2021, this note was repaid in full, $53,000 of principal and $2,650 of accrued interest, by issuance of 9,594,828 shares of our common stock.

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Subsequent to October 31, 2021, we have issued three convertible promissory notes, as follows:

November 5, 2021: $27,500 senior secured original principal amount (third tranche under master note of up to $750,000 in principal amount), with $2,500 of OID; interest at 10% per annum; principal and interest due November 5, 2022; secured by all of our assets; convertible at $.002 per share. We have the right to repay this note at a premium of 105% of the then-outstanding principal and accrued interest. (See Note 3 below).

November 24, 2021: $315,000 original principal amount, with $31,500 of OID; interest at 12% per annum; principal and interest due November 24, 2022; secured by all of our assets; convertible at $.008 per share. We have the right to repay this note at anytime without penalty. (See Note 3 below).

January 4, 2022: $55,000 original principal amount; interest at 8% per annum; principal and interest due January 4, 2023; convertible at 65% of the of the average of the three lowest trades of our common stock during the 10 trading days immediately preceding a conversion date. We have the right to repay this note without penalty after six months following issuance.

Note 3: Effective with the $315,000 promissory note dated November 24, 2021, $217,560 of the proceeds were utilized to pay off convertible promissory notes dated August 3, 2021, September 15, 2021, and November 5, 2021, in the aggregate principal amount of $185,000. The payment included $22,200 of guaranteed interest and $10,360 representing a 5% prepayment penalty.

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Equity Compensation Plans

We have adopted equity compensation plans for the benefit of certain of our contract personnel. The following table summarizes our equity compensation plans, as of the date of this Offering Circular.

	Equity Compensation Plan Information
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans, excluding securities reflected in column (c)
Equity compensation plans approved by security holders(1)	1,200,000	.05	9,200,000
Equity compensation plans not approved by security holders(2)	1,500,000	.10	0
Total	2,700,000	.09	9,200,000

(1)

Reflects the following company equity compensation plans for the benefit of our directors, officers, employees and consultants: (a) our 2006 Equity Incentive Plan (“2006 Plan”), for which we have reserved 400,000 shares of our common stock for such persons pursuant to that plan; and (b) our 2014 Employee Stock Plan (“2014 Plan”), for which we have reserved 10,000,000 shares of our common stock for such persons pursuant to that plan.

(2)	Represents stock warrants outstanding.

Dividend Policy

We have never declared or paid any dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Shareholder Meetings

Our bylaws provide that special meetings of shareholders may be called only by our Board of Directors, the chairman of the board or our president, or as otherwise provided under Delaware law.

Transfer Agent

We have retained the services of Philadelphia Stock Transfer, Inc., 2320 Haverford Road, Suite 230, Ardmore, Pennsylvania 19003, as the transfer agent for our common stock. Philadelphia Stock Transfer’s website is located at: www.philadelphiastocktransfer.com. No information found on Philadelphia Stock Transfer’s website is part of this Offering Circular.

BUSINESS

History

Our company was incorporated on August 16, 2004, in the State of Delaware as Universal Capital Management, Inc. On July 14, 2014, our company entered into and closed a definitive Asset Purchase Agreement with Major League Football, LLC, a company formed in 2009, to establish, develop and operate a professional spring/summer football league to be known as “Major League Football” (“MLFB”). Pursuant to the terms of the Asset Purchase Agreement, we issued Major League Football, LLC 8,000,000 shares of our common stock in exchange for assets of Major League Football, LLC, primarily comprised of business plans and related proprietary documents, trademarks and other related intellectual property related to the development of the league. Also, our Board of Directors was expanded, a new management team was appointed, and several league consultants were retained by us.

Effective November 24, 2014, we changed our corporate name to Major League Football, Inc.

Our principal executive offices are located at 15515 Lemon Fish Drive, Lakewood Ranch, Florida 34202; our telephone number is (847) 924-4332; our corporate website is located at www.mlfb.com. No information found on our company’s website is part of this Offering Circular.

Our Plan of Business

Our company, Major League Football, Inc., plans to establish, develop and operate Major League Football (“MLFB”) as a professional Spring/Summer football League with 6 initial Franchises located in cities overlooked in large part by existing professional sports leagues and provide fans with high quality players and competition in the NFL’s off-season. Our plan is that teams will be located in Ohio, Virginia, Alabama, Arkansas, Texas and Florida. Our spring playing schedule avoids all competition with the NFL and colleges.  Our search committee has located multiple cities with both a passion for sports and football as well as stadium venues whose size will provide our fans an excellent viewing experience at a reasonable rental expense to MLFB. All potential venues are equipped for high quality multi-platform media transmission allowing us the broadcast all our games in multi-levels of today’s technology. We have commenced the process of leasing these venues and have acquired all the necessary football and related equipment to fully outfit at least eight teams, including some of the latest technology for use by our coaches and players. The Alliance of American Football (“AAF”), whose equipment we acquired, has ceased operations and the XFL, which played five games in 2020 before filing for bankruptcy re-organization, has announced plans to restart in 2023. The Spring League, which is in the process of changing its name to the USFL, is not considered a football league, as the players pay its ownership to play in it, hoping for NFL or other teams’ recognition. We believe that, because the Spring League has no player payroll costs, quality players will jump at a chance to be paid a salary in MLFB.

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Both the AAF and XFL validated MLFB’s concept that there was a demand for football in the Spring, drawing excellent attendance averaging 15,000 with high TV ratings and outdrawing the NBA on several occasions. We believe that there are thousands of quality football players available to MLFB, and the NFL releases over 1,000 players every September. We believe that the lack of financial success by the AAF and perhaps the XFL is directly attributable to excessive payroll, stadium and other overhead related expenses and not the concept itself. MLFB will serve as a pipeline to further develop players skills, on and off the field, as well as a training ground for young coaches, officials and all associated with the industry. NFL Europe did just this during its existence.

MLFB is in the process of hiring several well-known and experienced coaches, scouts, and trainers as well as individuals looking to improve their skills in these areas. We believe this will provide MLFB with the recognition and credibility to demonstrate the viability of our economic model as well as the market’s desire for spring football. Management, as noted in a recent Form 8-K filing, studied in depth the possibility of having a Demonstration Season in the summer of 2021 as a means of introducing MLFB as a league and overcoming some of the difficulties encountered because of COVID-19.  While the pandemic has gradually eased and  crowd capacities increased, this occurred too late in the process to commence a Demonstration Season. In addition, our analysis of the cost for playing three games plus television, exceeded $3 million. As anxious as we, our shareholders and fans are to get started, management and our Board of Directors believe that the cost/ reward ratio and time challenges dictated that we allocate those resources to our planned 2022 football season.  This would include preparation for a launch with training camp beginning in April 2022. The Demonstration Season was probably going to generate minimal revenue and we did not want to rush our product to the field.  COVID-19 remediation costs were still going to be high but are trending down as new detection products come on the market. While frustrating to many constituents, our management style has been cautious, and its cornerstone has been to minimize known risks. We believe that the planned spring 2022 football season will allow us to put an economically sustainable league and product on the field and one in which our shareholders can be proud for years.

We require short-term financing as well as financing over the next 12 months and we have been pursuing, and will continue to pursue, short-term financing, including through this offering, with the intention of securing larger, more permanent financing facilities.  However, we may not be able to achieve these capital-raising objectives.

Single Entity Structure

We intend to operate the league as a single entity owned, stand alone, independent sports league. The single entity structure will be based on the design of Major League Soccer (MLS), where a single entity sports league owns and operates all of its teams. This corporate structure provides several compelling benefits, including:

-	Centralized contracting for ‘players’ services for controlled payrolls without violating antitrust laws;
-	Greater parity among teams;
-	Focus on the bottom line; and
-	Controlled costs.

Management believes that this structure will also promote efficiency by depoliticizing decisions on league policies and allowing decisions to be made with consistency and in a timely fashion. Economies of scale will be achieved through centralizing contract negotiations and handling business affairs in the league office to ensure that individual teams are unified in their decision-making. Further, under this structure, we expect teams will operate in the best interest of the league.

MLFB Market Opportunity

MLFB intends to establish a brand that is fan-friendly, exciting, affordable, and interactive, but most importantly provides consumers real value for their sports dollars. MLFB will underscore the fans’ access to team members, coaches, league officials and other fans. Although MLFB’s ticket pricing will be a fraction of that of the established professional leagues (NBA, MLB, NHL, and NFL), its ultimate goal will be to offer its fans an incomparable value-added experience for their entertainment dollar.

Additionally, as a result of a carefully crafted study, we will not locate teams in any established NFL cities and more importantly in any Major League Baseball cities, thus avoiding direct in-season competition with an established sports entity. By positioning teams in prime emerging and under-represented markets throughout the contiguous 48 states (including placing teams in well respected and football fan friendly metropolitan markets in the country), our research suggests that an exciting sports entity like Major League Football will be viewed in a positive light by sports fans throughout the US. Of equal or greater importance to Major League Football is the fact that both established and peripheral football fans in these exciting new markets will finally be afforded the opportunity of establishing their own personal sports identity while at the same time fostering strong community pride.

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Lastly, although MLFB’s long-range vision is to maintain a positive working relationship with the NFL, its ultimate intent is to function as an independent, stand-alone entity that captures sports content needed during off season. Although its economic model was, we believe, flawed, the professional Alliance of American Football teams drew a League wide average attendance of 15,000 fans per game and television ratings comparable to the NBA. The XFL had similar positive attendance in its five-game season.

MLFB intends to disseminate its message using a comprehensive marketing strategy that employs both traditional and new media marketing channels. MLFB’s marketing plans are anticipated to create multiple revenue streams and engage sports fans over a variety of mediums. Specifically, MLFB intends to develop a far-reaching Internet and mobile strategy that will serve as the backbone of its marketing strategy. This will include developing a mobile initiative, where fans can interact with the league, its players, its coaches, and other fans using their mobile phones all while taking advantage of the player name recognition that comes with fantasy football.

MLFB also intends to create an interactive website that includes a social networking aspect, podcasts, live video, and more. Along with this new media strategy, cross promotions will also be an important part of the MLFB’s marketing strategy. MLFB plans to work with businesses involved in video, television, print media and the Internet to promote its business. Much of the necessary preliminary work to meet this new strategy has already been performed by our previously announced external contractors, BDB Entertainment Group, Inc., and Red Moon Marketing.

We intend to review their qualifications and believe that the cumulative effect of this work will help it achieve its early objectives, which include the following:

-	Establish itself as a recognized professional football league;
-	Build a base of teams and fans broad enough to sustain business over the critical first five years of operation;
-	Generate enough revenue to expand its operations in years three through six;
-	Build successful teams located in regions where there are no existing MLB franchises;
-	Adopt a spring schedule to avoid competing with NFL, collegiate and prep football;
-	Provide year-round cash flow from multi-functioning revenue streams; and
-	Build a positive image for the league through year-round community relations campaigns.

Professional Sports Market

MLFB recognizes the NFL is the dominant professional sports league in the United States. Although it clearly respects the success of the NFL business model, MLFB’s defined objective is to position itself as an independent, non-adversarial football league. MLFB believes that its own business model encompasses innovations that will be viewed positively by NFL officials, resulting in a strong working relationship between the two leagues. MLFB staff have held meetings with high-ranking NFL officials to discuss our plans.

MLFB will endeavor to maximize ticket vendor technology and enhance its services to patrons with innovative ticketing procedures that include:

-	Average ticket prices targeted at approximately 25% of the prices of NFL, NBA, NHL & MLB tickets.
-	Year-round cash flow from multiple revenue streams utilizing new technologies.
-	A highly developed marketing strategy that uses both traditional and new media to attract existing football fans as well as an entirely untapped market of potential new fans.
-	A more interactive website in professional sports using cutting edge technologies to preserve fan loyalty.
-	Proven executive staff members with considerable practical experience in professional football.
-	Player and coaching costs projected significantly less than those of the NFL, NBA, NHL, or MLB.

Initially, teams will operate in either existing collegiate or municipal stadiums during the spring and early summer season. We believe that our business model and long-range vision possess many innovations that will be viewed in a positive light by NFL owners and league officials and will also lend itself to the potential of establishing a strong working relationship with our venture by positioning ourselves in a 100% non-adversarial position to the established NFL.

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Audience

MLFB believes that today’s market demands a controlled deliverable to a targeted viewing audience as well as controlled advertising deliverables to specific targeted demographic audiences as well. Other sports attract audiences that are only a fraction of that number, in producing the sponsor and advertiser concerns. Therefore, retaining the mass appeal needed to attract such an audience is an over-arching consideration that shapes much of what we do and what concerns the Company.

Merchandising and Licensing Overview

The thrust of our licensing and co-branding strategy is to create an increase in brand value for MLFB and the partners we align with. In order for the league to have a robust licensing and co-branding business, we have created a 3-tier approach that focuses on generating strong revenue streams for the league and initiating value based collaborative efforts that further enhance the MLFB brand.

The main benefits of the program are:

-	Fans will find quality items at more favorable price points.
-	Teams will have higher profit on items and stop tying up money on inventory they cannot’ properly sell.
-	More fans will be wearing and supporting the team and league branded merchandise.

We plan to develop private label products where we will feature products that are fan favorites (hats, shirts, popular novelties, and gifts, etc.) all manufactured at the highest level, and priced below traditional licensed sports merchandise programs. All merchandise, when league sanctioned, will be pre- ticketed and priced.

Timeline of Significant Events

On August 23, 2018, we amended our Articles of Incorporation such that all 200,000,000 authorized shares shall be designated as common stock and the prior authorized designated 50,000,000 shares of convertible preferred stock, par value $0.001 per share were converted to common stock. As a result, the Company has no authorized preferred stock.

On February 15, 2019, we amended our Articles of Incorporation to increase authorized shares of common stock from 200,000,000 to 300,000,000.

Effective October 30, 2019, we amended our Articles of Incorporation to increase authorized shares of common stock from 300,000,000 to 450,000,000.

Effective November 3, 2020, we amended our Articles of Incorporation to increase authorized shares of common stock from 450,000,000 to 600,000,000.

Effective January 5, 2022, we amended our Articles of Incorporation to increase authorized shares of common stock from 600,000,000 to 950,000,000.

For the four amendments above increasing three authorized shares of common stock, written consent in accordance with Section 228 of the General Corporation Law of the State of Delaware was not adhered to. Given the exigent circumstances of the need to raise money imminently to save our company and fund our primary business, the holders of a majority of the outstanding common stock entitled to vote as a class were not provided written notice of the proposed amendment to our Certificate of Incorporation and we did not conduct a vote of the shareholders in favor of the adoption of the amendment to our Certificate of Incorporation. As a result, there is a risk that the State of Delaware could notify us that the amendments were not valid.

On February 18, 2020, in furtherance of our company’s desire to sustain and grow the business, our then-Sole Officer, Frank Murtha, pursuant to a Corporate Resolution, appointed himself as Contract President, Chief Executive Officer and Director, to serve until the annual shareholders meeting.

On February 20, 2020, in furtherance of our company’s desire to sustain and grow our business, Mr. Murtha, as our then-Sole Director, appointed three additional Directors, to serve until the annual shareholders meeting. All three directors serve for no compensation.

On June 22, 2020, and effective August 1, 2020, one of the three new directors resigned his position with our Board of Directors.

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Properties

Our company leases a 9,000 sq. ft. warehouse facility in San Antonio, Texas, to store approximately 30,000 items of football equipment for which we have an option to purchase the equipment from a lender for $500,000. The lease has a one-year term through March 2022, payable at $7,412 monthly. Additionally, the residence of our contract President, CEO and a Director, Frank Murtha, which is located at 15515 Lemon Fish Drive, Lakewood Ranch, Florida 34202, serves as our corporate headquarters. We believe this office space is adequate to serve our present needs, until such time as we receive interim funding.

Employees

Currently, we have no employees. Rather, we retain persons who perform services on our behalf as consultants, including our executive officers.

LEGAL PROCEEDINGS

John M. McDonnell, as Chapter 7 Trustee for the Estate of H&J Ventures, LLC v. Major League Football. This is an adversary proceeding arising out of a contract for ticketing services between the Debtor in Bankruptcy, H&J Ventures d/b/a Turnstiles, and Major League Football. A mediation took place on August 24, 2017 whereby a settlement agreement was entered into in which the Company agreed to pay $50,000 in full and final settlement. Jerry Craig, then CEO, authorized the settlement and personally issued a draft to the Trustee in that amount. On September 15, 2017, the Trustee advised that the draft tendered by Mr. Craig was returned due to insufficient funds. Mr. Craig was given an opportunity to substitute a new, valid, draft in settlement of the case but failed to do so. The case remains pending. On December 29. 2017 the Trustee in Bankruptcy filed a second suit against MLFB and Jerry Craig, Case number 17- 1709-MBK. This second suit arose out of the aforementioned bad check issued by Mr. Craig. The suit seeks payment of the outstanding debt represented by the $50,000 settlement, and damages under New Jersey state statute 2A:32-1 pertaining to bad checks. The statute allows for a judgment in the amount of the check, $500 in statutory damages, and attorney’s fees and costs. MLFB filed a timely answer to the second lawsuit; Mr. Craig did not, and the Trustee filed a Motion for Default Judgment and scheduled a hearing to assess damages against Mr. Craig only for May 2, 2018. At that time, the Court dismissed the entirety of the second suit finding that Craig could not be individually liable for the dishonored draft when he signed it in a representative capacity.

The Court also found that the claims against MLFB for the dishonored draft could be brought in the original suit and as such, there was no need for the second suit. On May 16, 2018, the Court held a scheduling conference. The court extended the time for discovery to August 31, 2018 and granted leave for the Trustee to amend its pleadings to assert claims for the dishonored check. A trial was set for October 3, 2018. On August 13, 2018, the Company and the Trustee executed a Stipulation and Consent Order specifying that the Company would pay the Trustee $50,000 by August 31, 2018. If payment were not made timely by the Company and was not cured within three (3) days of the August 31, 2018 date, a consent judgment in the amount of $70,000 would be entered against the Company. The Company did not make the required payment within the timeframe and as a result, a judgment in the amount of $70,000 was entered against the Company. The Company received notice on December 18, 2019 that the judgement had been purchased by Pier House Capital, LLC, who extended a 10-day offer to compromise and settle the judgment for $25,000. The Company rejected the offer, and the judgment remains unpaid.

Interactive Liquid, LLC v. Major League Football, Inc. This is an action for breach of contract, account payable, and Quantum Meruit arising out of a contract between the Plaintiff and the Company for logo design and website development services. On December 18, 2017, MLFB received a settlement demand for payment of consideration with a total value of $153,016, consisting of stock valued at $26,016 and periodic cash payments to be completed on or before June 1, 2018 totaling $127,000. Further negotiations ensued and ultimately the case was settled on or about March 5, 2018. The settlement called for MLFB to make payment to the Plaintiff in the sum of $10,000 immediately upon receipt of an initial tranche of funding. MLFB was to then make an additional payment of $30,000 on or before June 1, 2018.

MLFB’s failure to make the payments as outlined would result in the entry of a judgment in favor of the plaintiff and against MLFB in the sum of $153,016 (less payment of $10,000 if made before June 1.), said sum representing the full amount of Plaintiff’s claimed damages. The Company failed to make the payment on June 1, 2018 due to lack of funding and effective June 2, 2018, Interactive was free to file the stipulated judgment. On June 4, 2018, Interactive filed the stipulated judgment with the court. The Judgment remains unpaid.

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Stradley Ronon Stevens & Young, LLP. On May 9, 2009, Stradley Ronon Stevens & Young, LLP, filed a lawsuit against the Company in the U.S. District Court for the District of Delaware for failure to pay legal fees owed in the amount of $166,129. The Company negotiated with Stradley and in July 2014, issued Stradley 100,000 shares of common stock valued at $0.05 per share, the quoted market price on the date of grant, as a sign of good faith towards a resolution. On April 2, 2009, to avoid the cost of litigation, the Company agreed to a Consent of Judgment against it in the amount of $166,129. The Company previously recorded $173,821 related to the dispute and is classified as accounts payable. The judgment amount remains unpaid, and the Company has had no further contact related to the judgment.

David M. Bovi, P.A. Attorney Lien. Mr. Bovi, the Company’s former Securities attorney, has asserted an attorney lien in the sum of $243,034, which included $19,243 of interest for unpaid invoices. The Company has recorded $105,127 of interest in accordance with the retainer agreement with Mr. Bovi and the total amount owed to Mr. Bovi is $348,161 at April 30, 2021. No further demands have been made and the Company disputes the claim.

Lamnia International/John Matteo. The Company entered into a contract with Lamnia International for investor relations services. On December 7, 2017, the Company received a demand for payment in the sum of $153,000. Per the demand letter, the sum was to be paid on or before December 15, 2017 and if not paid, collections and or legal actions would be instituted. No subsequent demands or contact have been received. The Company has recorded $124,968 of accounts payable to Lamnia and the difference in amounts is that the Company terminated the agreement in writing whereas Lamnia continued to charge for services after the date of termination for which the Company disagrees.

BodyHype. In 2016, the Company entered into an agreement with BodyHype of Canada to be the Company’s official uniform supplier and paid a $125,000 deposit related to football equipment including practice uniforms, jerseys, and shorts. BodyHype has made a claim with the Company for an additional $140,000 payment for which the Company disputes and has recorded $140,000 as accounts payable.

MANAGEMENTS DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement

The following discussion and analysis should be read in conjunction with our financial statements and related notes, beginning on page F-1 of this Offering Circular.

Our actual results may differ materially from those anticipated in the following discussion, as a result of a variety of risks and uncertainties, including those described under Cautionary Statement Regarding Forward-Looking Statements and Risk Factors. We assume no obligation to update any of the forward-looking statements included herein.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the JOBS Act). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•

Only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced Managements Discussion and Analysis of Financial Condition and Results of Operations disclosure.

•	Reduced disclosure about our executive compensation arrangements.
•	Not having to obtain non-binding advisory votes on executive compensation or golden parachute arrangements.
•	Exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, we have more than $700 million in market value of our stock held by non-affiliates, or we issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have taken advantage of these reduced reporting burdens herein, and the information that we provide may be different than what you might get from other public companies in which you hold stock.

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Plan of Operation

The Company is seeking to establish, develop and operate MLFB as a professional spring/summer football league. We intend to establish franchises in cities overlooked by existing professional sports leagues and provide fans with professional football in the NFL off-seasons, which will enable us to take a totally non-adversarial approach towards the NFL. We have commenced the process of leasing playing venues and acquiring football equipment. We have obtained required workers compensation insurance for certain states where we will play games. Our spring and early summer schedule ensures no direct competition with autumn/winter football, including the 32 NFL, 9 Canadian Football League, 627 NCAA, 91 NAIA, 142 JUCO’s, 27 Canadian Universities, and thousands of high school and collegiate institution teams. While the AAF and XFL Leagues have ceased operations, they did prove the concept of fan interest for Spring football. As a result, we believe that their lack of financial success was in their financial model, expense structure, venue selection and rents. The XFL, which played five games in 2020 before filing for bankruptcy re-organization, has announced plans to restart in 2023.

MLFB will serve as a pipeline to develop players on and off the field, coaches, officials, scouts, trainers, and all other areas of the game that the NFL needs today. We will also give NFL representatives the opportunity to view our team practices, game footage, practice tapes and confer with league coaches, team officials and staff. We believe this will provide our league with recognition and demonstrate our economic model and the market’s desire for spring football.

Management, as noted in a recent Form 8-K filing, studied in depth the possibility of having a Demonstration Season in the summer of 2021 as a means of introducing MLFB as a league and overcoming some of the difficulties encountered because of Covid-19.  While the pandemic has gradually eased and  crowd capacities increased, this occurred late in the process to commence a Demonstration Season. In addition, our analysis of the cost for playing three games plus television, exceeded $3 million. As anxious as we, our shareholders and fans are to get started, management and our Board of Directors believe that the cost/ reward ratio and time challenges dictated that we allocate those resources to our planned 2022 football season.  This would include preparation for a launch with training camp beginning in April 2022. The Demonstration Season was probably going to generate minimal revenue and we did not want to rush our product to the field.  Covid-19 remediation costs were still going to be high but are trending down as new detection products come on the market. While frustrating to many constituents, our management style has been cautious, and its cornerstone has been to minimize known risks. We believe that the planned spring 2022 football season will allow us to put an economically sustainable league and product on the field and one in which our shareholders can be proud for years.

We require short-term financing as well as financing over the next 12 months and as noted in previous filings, As noted in previous filings, the Company has been pursuing short term financing of approximately $3 million followed by a tiered subsequent raise of approximately $27 million between the end of 2021 and the first calendar quarter of 2022.  However, as discussed previously, the impact of the COVID-19 pandemic may have material and adverse effects on our ability to successfully obtain the required capital in this timeframe

The Company has engaged the services of a well-known and respected investment bank headquartered in New York to assist in that effort.  In addition, our management has been engaged with several high net-worth individuals and funds who have expressed an interest in being part of our League as investors. However, the funds required by the Company at this time may be substantially less than the $27 million referred to above.

Financial Condition

We have not yet derived revenues from our MLFB operations. We had a net loss of $743,989 (unaudited) and net cash used in operating activities of $188,004 (unaudited), for the six months ended October 31, 2021. At October 31, 2021, we had a working capital deficit of $4,578,129 (unaudited), an accumulated deficit of $29,736,711 (unaudited) and a stockholders’ deficit of $4,507,299 (unaudited), which could have a material impact on our financial condition and operations.

We had a net loss of $185,381 and $1,510,156 for the years ended April 30, 2021 and 2020, respectively. Additionally, we had net cash used in operating activities of $213,518 and $456,382 for the years ended April 30, 2021 and 2020, respectively. At April 30, 2021, we had a working capital deficit of $4,319,993, an accumulated deficit of $28,992,782 and a stockholders’ deficit of $4,249,163.

Results of Operations

Six Months Ended October 31, 2021, compared to the Six Months Ended October 31, 2020. For the six months ended October 31, 2021 and 2020, we had no revenue, respectively. We are working through our business plan to establish, develop and operate MLFB as a professional spring football league.

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Total operating expenses for the six months ended October 31, 2021 were $516,502 (unaudited) as compared to total operating expenses for the six months ended October 31, 2020 of $196,383 (unaudited), an increase of $320,119 (unaudited). The increase in expense from 2020 to 2021 was primarily from a $319,008 (unaudited) increase in general and administrative expenses. The increase in general and administrative expenses was primarily from compensation expense for key company individuals of $191,250 (unaudited) for common stock issued and $98,781 (unaudited) for the issuance of warrants, both with no comparable amount in 2020. Additionally, there was a $27,448 (unaudited) increase in rent expense in 2021 over 2020.

Other income (expense) for the six months ended October 31, 2021 was $227,487 (unaudited) of expense compared to $292,662 (unaudited) of income for the six months ended October 31, 2020, or an increase in expense of $527,089 (unaudited). The increase in expense from 2020 to 2021 was primarily from a $384,347 (unaudited) decrease in the gain for change of fair value of conversion option liability, a $89,136 (unaudited) increase in interest expense and $55,000 (unaudited) of settlement expense. The increase in interest expense was primarily from $67,633 (unaudited) of put premium liability expense for convertible unsecured promissory notes in 2021 with no comparable amount in 2020. Additionally, the increase in interest expenses was from a $11,921 (unaudited) increase in the amortization of debt discounts and an increase of $9,882 (unaudited) for interest on debt. The $55,000 (unaudited) of settlement expense is from the issuance of a note payable to a party that paid for certain company expenses previously with no comparable amount in 2020.

Because of the above, we had a net loss of $743,989 (unaudited) as compared to a net income of $103,219 (unaudited) for the six months ended October 31, 2021 and 2020, respectively.

Year Ended April 30, 2021, compared to the Year Ended April 30, 2020. For the years ended April 30, 2021 and 2020, we had no revenue, respectively. We are working through our business plan to establish, develop and operate MLFB as a professional spring football.

Total operating expenses for the year ended April 30, 2021 were $386,186 as compared to total operating expenses for the year ended April 30, 2020 of $581,023 or a decrease of $194,837. The decrease from 2020 to 2021 was primarily from a $105,949 decrease in professional fees, a $58,888 decrease in general and administrative expenses and a $30,000 decrease for a write off of a stadium lease deposit.  The $105,949 decrease in professional fees was primarily from $54,131 decrease in investor relations and a $49,006 decrease in consulting.  The $54,131 decrease in investor relations was primarily from a $60,000 claim made by a consultant in 2020 for services that the company disputes with no comparable amount in 2021.  This was offset by $6,369 increase in public relations services.  The $49,006 decrease in consulting was primarily from $36,900 of sports apparel services and $10,934 of consulting services with five consultants, both with no comparable amounts in 2021.

The $58,888 decrease in general and administrative expenses was primarily from a $40,179 decrease in insurance expense and a $31,120 decrease in travel expense, offset by a $17,346 increase in rent expense. The decrease in insurance expense was for workers compensation and liability insurance for previous football camps with no comparable amount in 2021.  The decrease in travel expense was primarily because of the impact of Covid-19 and the restrictions on travel by the pandemic.  The increase in rent expense was primarily from storage rental fees in Texas for football equipment. The $30,000 decrease in the write off of a stadium lease deposit was for a deposit that could not be transferred from 2019 to future MLFB planned football seasons in 2020 with no comparable amount in 2021.

Other income (expense) for the year ended April 30, 2021 was $200,805 of income as compared to $929,133 of expense for the year ended April 30, 2020, or an increase in income of $1,129,938. The increase in income from 2020 to 2021 was primarily from (1) a $603,950 gain from the change fair value of conversion option liability, (2) $350,072 from the initial fair value of conversion option liability in 2020 with no comparable amount in 2021 and (3) a $319,535 decrease in interest expense, offset by (4) $166,667 of settlement expense and cancellation of accounts payable income in 2020 with no comparable amount in 2021.

The decrease in interest expense is primarily (1) a $187,329 decrease for the amortization of debt discounts on convertible promissory notes, (2) $117,231 decrease in interest expense for debt and (3) a $37,052  decrease in put premium liability related to convertible promissory notes.

We had a net loss of $185,381 and $1,510,156 for the years ended April 30, 2021 and 2020, respectively.

Liquidity and Capital Resources

From inception, we have relied upon the infusion of capital through equity transactions and the issuance of debt to obtain liquidity. We had $2,874 (unaudited) of cash at October 31, 2021 and consequently, payment of operating expenses will have to come similarly from either equity capital to be raised from investors or from borrowed funds. There is no assurance that we will be successful in raising such additional equity capital or additional borrowings or if we can, that we can do so at a cost that management believes to be appropriate.

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Convertible Promissory Notes

As of October 31, 2021, we had outstanding a total of 8 separate convertible promissory notes. The table below sets forth information with respect to such convertible promissory notes.

Description of Terms	Principal Balance at 10/31/21	Principal Balance at 4/30/21
April 14, 2016: $50,000 original principal amount; interest at 5% per annum; principal and interest were payable April 14, 2017; convertible at $.30 per share, or 212,943 shares of our common stock at October 31, 2021. This note is in default.	$50,000	$50,000
May 2, 2019: $100,000 original principal amount, with $2,150 of original issue discount (OID); interest at 10% per annum; principal and interest were payable May 2, 2020; convertible at 60% of the average of the two lowest trades of our common stock during the 15 trading days immediately preceding a conversion date. This note is in default.	12,170	12,170
May 8, 2019: $150,000 original principal amount; interest at 12% per annum; principal and interest were due February 8, 2020; convertible at the lower of (a) the lowest trade during the previous 25 trading days or (b) 61% of the of the lowest trade during the 25 trading days immediately preceding a conversion date. This note is in default.	138,483	138,483
February 3, 2021: $55,000 original principal amount; interest at 10% per annum; principal and interest due February 3, 2022; convertible at 65% of the average of the three lowest trades of our common stock during the 10 trading days immediately preceding a conversion date.	---	55,000
March 17, 2021: $41,000 original principal amount; interest at 10% per annum; principal and interest due March 17, 2022; convertible at 65% of the average of the three lowest trades of our common stock during the 10 trading days immediately preceding a conversion date.	---	41,000

May 3, 2021: $48,000 original principal amount; interest at 10% per annum; principal and interest due May 3, 2022; convertible at 60% of the of the average of the two lowest trades of our common stock during the 15 trading days immediately preceding a conversion date. We have the right to repay this note at a premium ranging from 115% to 129% of the principal amount during the six months immediately following issuance.

	48,000 (Note1)	---

June 7, 2021: $53,000 original principal amount; interest at 10% per annum; principal and interest due May 3, 2022; convertible at 60% of the of the average of the two lowest trades of our common stock during the 15 trading days immediately preceding a conversion date. We have the right to repay this note at a premium ranging from 115% to 129% of the principal amount during the six months immediately following issuance.

	53,000 (Note2)	---
May 17, 2018: $80,000 original principal amount; interest at 10% per annum; principal and interest due May 17, 2019; secured by all of our assets; convertible at 60% of the of the lowest trade of our common stock during the 10 trading days immediately preceding a conversion date. This note is in default.	24,002	80,000

August 3, 2021: $130,000 senior secured original principal amount (first tranche under master note of up to $750,000 in principal amount), with $13,000 of OID; interest at 10% per annum; principal and interest due August 3, 2022; secured by all of our assets; convertible at $.002 per share. We have the right to repay this note at a premium of 105% of the then-outstanding principal and accrued interest.

	130,000 (Note3)	---

September 15, 2021: $27,500 senior secured original principal amount (second tranche under master note of up to $750,000 in principal amount), with $2,500 of OID; interest at 10% per annum; principal and interest due September 15, 2022; secured by all of our assets; convertible at $.002 per share. We have the right to repay this note at a premium of 105% of the then-outstanding principal and accrued interest.

	27,500 (Note3)	---

Note 1: Subsequent to October 31, 2021, this note was repaid in full, $48,000 of principal and $2,400 of accrued interest, by issuance of 7,098,592 shares of our common stock.

Note 2: Subsequent to October 31, 2021, this note was repaid in full, $53,000 of principal and $2,650 of accrued interest, by issuance of 9,594,828 shares of our common stock.

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Subsequent to October 31, 2021, we have issued three convertible promissory notes, as follows:

November 5, 2021: $27,500 senior secured original principal amount (third tranche under master note of up to $750,000 in principal amount), with $2,500 of OID; interest at 10% per annum; principal and interest due November 5, 2022; secured by all of our assets; convertible at $.002 per share. We have the right to repay this note at a premium of 105% of the then-outstanding principal and accrued interest.

November 24, 2021: $315,000 original principal amount, with $31,500 of OID; interest at 12% per annum; principal and interest due November 24, 2022; secured by all of our assets; convertible at $.008 per share. We have the right to repay this note at anytime without penalty. (See Note 3 below).

January 4, 2022: $55,000 original principal amount; interest at 8% per annum; principal and interest due January 4, 2023; convertible at 65% of the of the average of the three lowest trades of our common stock during the 10 trading days immediately preceding a conversion date. We have the right to repay this note without penalty after six months following issuance.

Note 3: Effective with the $315,000 promissory note dated November 24, 2021, $217,560 of the proceeds were utilized to pay off convertible promissory notes dated August 3, 2021, September 15, 2021, and November 5, 2021, in the aggregate principal amount of $185,000. The payment included $22,200 of guaranteed interest and $10,360 representing a 5% prepayment penalty.

Critical Accounting Policies

Our accounting policies are more fully described in our financial statements, beginning on page F-1. The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on our best knowledge of current and anticipated events, actual results could differ from the estimates.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

The following table sets forth the names and ages of our company’s current directors and executive officers.

Name	Age	Position(s)
Frank Murtha	76	Contract President, Chief Executive Officer and Director
John JJ Coyne	56	Contract Executive Vice President and Director
Richard E. Nichols	69	Contract Chief Operating Officer
William G. Lyons	65	Contract Chief Marketing Officer
Britt Jennings	53	Director

Our Directors serve until the earlier occurrence of the election of his successor at the next meeting of shareholders, death, resignation or removal by the Board of Directors. Officers serve at the discretion of our Board of Directors. There are no family relationships between or among our directors and executive officers.

Certain information regarding the backgrounds of each of our officers and directors is set forth below.

Frank J. Murtha. Mr. Murtha has served as our contract President and Chief Executive Officer and a Director since February 2020, and previously served as Senior Executive Vice President from June 2017 to February 2020. He attended the University of Notre Dame, received a BA degree in Government & International Relations, and was a member of the varsity baseball team. Mr. Murtha attended Northwestern University School of Law, where he received his JD and was the Recipient of two Ford Foundation grants for advanced study in criminal law. He worked at a major Union Pension Fund, assigned to legal staff working primarily on real estate and secured transaction matters in connection with loan portfolio and was House Counsel in his last position. He then worked at the US Department of Justice (“DOJ”), as an Assistant US Attorney for the Northern District of Illinois. Mr. Murtha was assigned to the Special Investigations Unit, handling primarily complex financial crimes. He handled numerous high-profile cases involving bank, insurance, and corporate frauds as well as several major organized crime prosecutions. Mr. Murtha resigned his position with the DOJ when US Attorney James R. Thompson (who was one of his teachers at Northwestern Law) left office to begin his successful campaign for Illinois Governor. Mr. Murtha then entered private law practice specializing in civil and criminal litigation, real estate transactions and representation of athletes. From 1983 to present, he has represented professional athletes and media talent in contract negotiations, and tax and financial planning and also represented high net worth individuals in the acquisitions of sports franchises and properties. Mr. Murtha has represented major stars and minor league players in baseball and football, including Wade Boggs, and Randy Johnson, Craig Counsel, Joe Girardi and Cecil Fielder and Bobby Thigpen. Mr. Murtha is President of Professional Sports Consultants, Inc., with offices in the Chicago area, a full-service firm that includes full time marketing personnel. This practice includes football and baseball, with present and former clients including Kevin Carter, Olandis Gary, Al Del Greco, Brad Meester, Akiem Hicks, Corey Clement, Cooper Carlisle, Ed Hartwell, David Bowens, Jason Baker and Nigel Thatch, better known as “Leon,” of Budweiser commercial fame and currently portraying Malcolm X in the movie Selma and the series Godfather of Harlem. Mr. Murtha has extensive experience in arbitration and litigation matters as well as labor-management issues and formed and headed the first union for the Arena Football League Players in 2000, successfully negotiating its first Collective Bargaining Agreement. Mr. Murtha is Adjunct Professor at Northwestern University Graduate School, teaching Sports Labor Relations and Negotiations.

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John JJ Coyne. Mr. Coyne has served as our contract Executive Vice President since July 2017 and as a Director since February 2020. Previously, Mr. Coyne was Vice President of Supply Chain Management and Project Management for the Company from December 2013 to July 2017.Previously, Mr. Coyne was the Director of Procurement & Supply Chain Management at Vubiquity (formerly Avail-TVN), a privately held media and entertainment company, the largest global provider of end-to-end premium content managed services and technical solutions. Previous to Vubiquity, Mr. Coyne held the positions of Supply Chain Manager, Master Scheduler and Senior Buyer/Planner with Orchid Orthopedic Solutions (formerly Sandvik Medical Solutions), a world-leader in contract design and manufacture of implants, complex spinal surgical instruments, and innovative technologies for the orthopedic, dental, and cardiovascular markets. Before transitioning to the private sector, Mr. Coyne enjoyed a successful and decorated career in the United States Navy where he served as a Supply Corps Officer in the aviation, surface, and submarine enterprises. Mr. Coyne holds a Bachelor of Science in Economics from Excelsior College, a Master of Science in Operations Management from the University of Arkansas, a Master of Business Administration (Sports Management) from Columbia Southern University and a Master Certificate in Applied Project Management from Villanova University.

Richard E. Nichols has served as our Chief Operating Officer since October 2021. Since 2006, Mr. Nichols has been a consultant for Admissions Sports Consulting, an Arizona-based company. Also, since 2010, he has been a real estate agent for Home Smart. From 2013 through 2015, Mr. Nichols was Director of Club Seat Sales for the Arizona Cardinals of the NFL. Mr. Nichols earned a B.B.A. degree in marketing from the University of Houston. He is a licensed real estate agent in the State of Arizona.

William G. Lyons has served as our contract Chief Marketing Officer since February 2020. Mr. Lyons served as a Director from February 2020 to  August 2020. Mr. Lyons is a seasoned marketing, branding and relationship building strategist with over 35 years of experience creating and developing marketing campaigns, building successful celebrity/corporate relationships and events that drive companies’ profitability and vision. Since 2018, Mr. Lyons has been the Founder and Principal of BDB Entertainment Group, Inc., a broadcast production, and packaging company operating in the live sports and entertainment sectors. Additionally, since 1998, Mr. Lyons has been the President and Chief Strategist of William Lyons Associates, Inc., a boutique sponsorship sales, marketing and activation agency servicing the NASCAR, ARCA, NHRA and IRL motorsports communities. Previously, Mr. Lyons was Founder and President of Confidential Check Services, a personal services company catering to professional athletes in the NBA, NFL, MLB, PGA, LPGA and NASCAR.

Britt Jennings has served as a Director of our company since February 2020. Over a successful thirty-year career, Mr. Jennings has focused on providing strategic taxation and accounting services for high-net-worth individuals and small to medium-sized businesses, including clients in the real estate industry. Mr. Jennings has experience in a wide array of business classifications, from construction to personal service to research & development. Since January 19, 2019, Mr. Jennings has been the manager of Bedrock Loans, LLC, which manages the Bedrock Fund. From January 1, 1999 to December 31, 2019, Mr. Jennings was the Founder of Jennings and Associates, PLLC, a full services tax and accounting firm in Atlanta, Georgia. Mr. Jennings holds a Bachelor of Science in Accounting and Master of Taxation degrees from Georgia State University and is a licensed Certified Public Accountant in the State of Georgia.

Key Personnel

In addition to our executive officers, we believe that there are two other persons who serve in vital roles within the operational framework of our company. Information with respect to these key personnel is set forth below.

Thomas J. Lewand. Thomas J. Lewand serves our company as a Special Executive Consultant. Mr. Lewand is the former President and CEO of the Detroit Lions of the NFL. Mr. Lewand was with the Lions for 20 years, serving as its Executive Vice President and COO, and President and CEO from 2008 to 2015. During his tenure, he supervised the design and development of Ford Field and held key positions at the NFL League Level, including as a member of the Super Bowl, Collective Bargaining and Draft Committees. Mr. Lewand oversaw the development of key vendor relationships for the Lions, and the creation of subsidiary corporations which expanded team income and growth. From 2016 to 2020, he served as CEO of Shinola Detroit, a luxury goods retailer, where he led the company’s reorganization and return to profitability. Mr. Lewand earned Bachelor of Arts, MBA and JD degrees from the University of Michigan, Ann Arbor.

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Michael P. McCarthy. Michael P. McCarthy serves our company as Director of Football Operations. Since joining the New England Patriots of the NFL as a scout in 1979, Mr. McCarthy has spent the last 37 years in various capacities as an executive, administrator and talent evaluator in four professional football leagues, NFL, CFL, USFL and AFL. 28 of his 37 years of service in pro football have been spent north in the Canadian Football League (CFL), including 15 years with the Hamilton Tiger-Cats, including as Director, Football Operations. His most recent stint in the CFL was as a college and pro scout with the CFL’s B.C. Lions, after five years with the CFL’s Montreal Alouettes. In addition to his duties with the B.C. Lions, Mr. McCarthy served on the Board of Directors for the Canadian Football Hall of Fame, as appointed by the City of Hamilton, in the capacity of Vice-Chairman.

Conflicts of Interest

Certain of our officers and directors are engaged in other businesses, either individually or through partnerships and corporations in which they have an interest, hold an office or serve on a board of directors. As a result, certain conflicts of interest may arise between our company and these officers and directors. We will attempt to resolve such conflicts of interest in favor of our company. Our officers and directors are accountable to us and our shareholders as fiduciaries, which requires that these officers and directors exercise good faith and integrity in handling our company’s affairs. A shareholder may be able to institute legal action on behalf of our company or on behalf of itself and other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts is in any manner prejudicial to us.

Corporate Governance

We do not have a separate Compensation Committee, Audit Committee or Nominating Committee. These functions are conducted by our Board of Directors acting as a whole. During the year ended April 30, 2021, our Board of Directors held 16 meetings and took action by written consent in lieu of a meeting on two occasions.

There are no understandings between any director of our company or any other person pursuant to which any officer or director was or is to be selected as an officer or director.

Independence of Board of Directors

None of our directors is independent, within the meaning of definitions established by the SEC or any self-regulatory organization. We are not currently subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include independent directors.

Shareholder Communications with Our Board of Directors

Our company welcomes comments and questions from our shareholders. Shareholders should direct all communications to our President and Chief Executive Officer, Frank Murtha, at our executive offices. However, while we appreciate all comments from shareholders, we may not be able to respond individually to all communications. We will attempt to address shareholder questions and concerns in our press releases and documents filed with the SEC, so that all shareholders have access to information about us at the same time. Mr. Murtha collects and evaluates all shareholder communications. All communications addressed to our directors and executive officers will be reviewed by those parties, unless the communication is clearly frivolous.

Code of Business Conduct

We have adopted a Code of Business Conduct that also applies to our principle executive officer and principal financial officer. The text of the Code of Business Conduct is available on our website, at www.mlfb.com. Upon written request mailed to our principal office, we shall provide to any person without charge a copy of our Code of Business Conduct.

EXECUTIVE COMPENSATION

In General

Currently, our management is unable to estimate accurately when, if ever, our company will possess sufficient capital, whether derived from sales revenues, this offering or otherwise, for the payment of salaries to our management.

As of the date of this Offering Circular, there are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of our company, pursuant to any presently existing plan provided by, or contributed to, our company.

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Compensation Summary

The following table summarizes information concerning the compensation awarded, paid to or earned by, our executive officers.

Name and Principal Position	Fiscal Year Ended 4/30	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compen- sation ($)	Total ($)
Frank Murtha (Note 1) Contract CEO and President	2021 2020	--- ---	--- ---	--- ---	--- ---	--- ---	--- ---	154,000 157,900	154,000 157,900
John JJ Coyne Contract Executive Vice President	2021 2020	--- ---	--- ---	--- ---	--- ---	--- ---	--- ---	--- ---	--- ---
William J. Lyons (Note 2) Contract Chief Marketing Officer	2021 2020	--- ---	--- ---	--- ---	--- ---	--- ---	--- ---	--- 2,500	--- 2,500

Note 1

Mr. Murtha’s compensation for 2021 was (1) $120,000 under a consulting agreement effective May 1, 2020, as our Contract President and Chief Executive Officer, that provides $10,000 monthly for services provided and (2) $34,000 for home office expenses to be reimbursed by us. Mr. Murtha’s compensation for 2020 was (3) $120,000 under a consulting agreement effective May 1, 2019, as our Contract President and Chief Executive Officer, that provides $10,000 monthly for services provided and (4) $37,900 for home office expenses to be reimbursed by us.

Note 2	Mr. Lyons is the owner of BDB Entertainment, Inc., which provided consulting services on our behalf under a Master Service Agreement and was paid $2,500 in 2020 for these services.

Outstanding Option Awards

The following table provides certain information regarding unexercised options to purchase common stock, stock options that have not vested and equity-incentive plan awards outstanding as of the date of this Offering Circular, for each named executive officer.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Frank Murtha	1,200,000	---	---	0.07	n/a	---	n/a	---	---
John JJ Coyne	---	---	---	---	n/a	---	n/a	---	---
William J. Lyons	---	---	---	---	n/a	---	n/a	---	---

Name of Executive Officer	Number of Warrants	Exercise Price	Expiration Date
Frank Murtha	2,500,000	$0.07	1/31/2024
John JJ Coyne	1,500,000	$0.07	1/31/2024
William J. Lyons	250,000	$0.07	1/31/2024

Employment Agreements

We have not entered into employment agreements with our executive officers. These persons have, however, entered into consulting agreements, pursuant to which they serve our company.

Frank Murtha. Effective May 1, 2021, we entered into a Consulting Service Agreement (the “Murtha Agreement”) with Frank Murtha, pursuant to which Mr. Murtha serves as our Contract President and Chief Executive Officer. Pursuant to the Murtha Agreement, Mr. Murtha is paid $10,000 per month for his services. The Murtha Agreement expires April 30, 2022.

John JJ Coyne. Effective May 1, 2021, we entered into a Consulting Service Agreement (the “Coyne Agreement”) with John JJ Coyne, pursuant to which Mr. Coyne serves as our Contract Executive Senior Vice President. Pursuant to the Coyne Agreement, Mr. Coyne is paid $7,000 per month for his services. The Coyne Agreement expires April 30, 2022.

William J. Lyons. Effective November 16, 2018, we entered into a Master Business Agreement (the “Master Agreement”) with BDB Entertainment, Inc. to provide services related to our then-planned 2019 football season. BDB Entertainment is owned by William J. Lyons, our Chief Marketing Officer. Effective December 31, 2020, the Master Agreement was changed to reflect a different entity controlled by Mr. Lyons, William Lyons Associates, Inc., and has a term through December 31, 2021, and provides for both cash and common stock payments for its services rendered. However, the services to be provided are contingent on our obtaining a minimum of $3,000,000 of funding by December 31, 2021.

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Outstanding Equity Awards

Our Board of Directors has made no equity awards and no such award is pending.

Long-Term Incentive Plans

We currently have no employee incentive plans.

Director Compensation

Our directors receive no compensation for their serving as directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information known to us relating to the beneficial ownership of shares of our voting securities by: each person who is known by us to be the beneficial owner of more than 5% of our outstanding voting stock; each director; each named executive officer; and all named executive officers and directors as a group. The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our common stock outstanding on that date and all shares of our common stock issuable to that holder in the event of exercise of outstanding options, warrants, rights or conversion privileges owned by that person at that date which are exercisable within 60 days of that date; provided, however, that shares underlying (1) awarded warrants to purchase shares our common stock and (2) options to purchase shares of our common stock under any employee stock plan are not included. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of our common stock owned by them, except to the extent that power may be shared with a spouse.

	Before This Offering			After This Offering
Name of Shareholder	Shares Owned		Percentage Owned (1)	Shares Owned		Percentage Owned (2)
Common Stock
Executive Officers, Directors and Key Personnel
Frank Murtha	6,270,208	(3)	1.11%	6,228,000	(3)	*
John JJ Coyne	2,520,000		*	2,520,000		*
William J. Lyons	285,000		*	285,000		*
Britt Jennings	37,900,000	(4)	6.72%	37,900,000	(4)	5.31%
Richard E. Nichols	1,500,000		*	1,500,000		*
Michael P. McCarthy	1,500,000		*	1,500,000		*
Thomas J. Lewand	1,500,000		*	1,500,000		*
Officers, directors and key personnel, as a group (4 persons)	51,433,000	(5)	9.13%	51,433,000	(5)	7.21%

*	Less than 1%.
(1)

Based on 563,644,089 shares outstanding, which includes (a) 469,860,029 issued shares and (b) 93,784,060 unissued shares that underlie convertible instruments exercisable within 60 days of the date of this Offering Circular, before this offering.

(2)

Based on 713,594,089 shares outstanding, which includes (a) 594,860,029 issued shares, assuming the sale of all 125,000,000 of the Offered Shares and (b) 118,734,060 unissued shares that underlie convertible instruments exercisable within 60 days of the date of this Offering Circular, after this offering.

(3)

Includes 4,880 shares held by Mr. Murtha’s ex-wife and 800 shares held by relatives of Mr. Murtha. Mr. Murtha disclaims beneficial ownership of these shares, because he does not have voting and investment power with respect to such shares.

(4)	Includes 4,400,000 shares in the name of Mr. Jennings’ child that lives in the same household and for which Mr. Jennings’ spouse is the custodian.
(5)	Includes a total of 4,404,880 shares described in Note 3 and Note 4 above.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Consulting Agreements

We have not entered into employment agreements with our executive officers. These persons have, however, entered into consulting agreements, pursuant to which they serve our company.

Frank Murtha. Effective May 1, 2021, we entered into a Consulting Service Agreement (the “Murtha Agreement”) with Frank Murtha, pursuant to which Mr. Murtha serves as our Contract President and Chief Executive Officer. Pursuant to the Murtha Agreement, Mr. Murtha is paid $10,000 per month for his services. The Murtha Agreement expires April 30, 2022.

John JJ Coyne. Effective May 1, 2021, we entered into a Consulting Service Agreement (the “Coyne Agreement”) with John JJ Coyne, pursuant to which Mr. Coyne serves as our Contract Executive Senior Vice President. Pursuant to the Coyne Agreement, Mr. Coyne is paid $7,000 per month for his services. The Coyne Agreement expires April 30, 2022.

William J. Lyons. Effective November 16, 2018, we entered into a Master Business Agreement (the “Master Agreement”) with BDB Entertainment, Inc. to provide services related to our then-planned 2019 football season. BDB Entertainment is owned by William J. Lyons, our Chief Marketing Officer. Effective December 31, 2020, the Master Agreement was changed to reflect a different entity controlled by Mr. Lyons, William Lyons Associates, Inc., and has a term through December 31, 2021, and provides for both cash and common stock payments for its services rendered. However, the services to be provided are contingent on our obtaining a minimum of $3,000,000 of funding by December 31, 2021.

From January 30, 2019, to November 7, 2019, we made payments under the Master Agreement in the total amount of $52,500 as a good faith payment. Additionally, the Master Agreement specified that we would reimburse Mr. Lyons’ consulting firm for out-of-pocket expenses and, in May 2019, we paid $18,131 in this regard.

Stock and Warrant Grants

In May 2021, our Board of Directors made grants of shares of our common stock and warrants to purchase shares of our common stock to certain of our officers, directors and key personnel, as follows:

Name	No. of Shares	Number of Warrants	Warrant Exercise Price	Warrant Expiration Date
Frank Murtha	5,000,000	2,500,000	$0.07	1/31/2024
John JJ Coyne	2,500,000	1,500,000	$0.07	1/31/2024
Richard E. Nichols	1,500,000	500,000	$0.07	1/31/2024
William G. Lyons	250,000	250,000	$0.07	1/31/2024
Thomas J. Lewand	1,500,000	1,000,000	$0.07	1/31/2024
Michael P. McCarthy	1,500,000	500,000	$0.07	1/31/2024

Other Related-Party Transactions

At October 31, 2021, and April 30, 2021, we recorded $195,600 and $177,868, respectively, of accounts payable - related parties for company-related expenses. The October 31, 2021, balance of $195,600 is owed to Frank Murtha, our Contract President and CEO, and member of our Board of Directors, for payments made on behalf of our company, which includes $153,350 of expenses related to the Murtha Agreement, $40,750 of expenses related to an office in home and $1,500 of advances made to us. Additionally, the balance at October 31, 2021, and April 30, 2021, includes $0 and $4,268, respectively, paid by John JJ Coyne, our Contract Executive Vice President and a member of the Board of Directors on behalf of the Company.

Loans

On March 5, 2020, and August 12, 2020, Britt Jennings, a member of our Board of Directors, provided $55,000 of proceeds to us through the issuance of two note payables, one for $25,000 and another for $30,000. The notes payable terms include an annual interest rate of 10% and were both payable on August 31, 2021, by virtue of an extension. These notes are in default. At October 31, 2021, we owed Mr. Jennings a total of $62,801 (unaudited) in principal and interest under the notes payable.

Review and Approval of Transactions with Related Persons

We do not have a formal, written policy solely for the review and approval of transactions with related parties. However, our Code of Ethics provides guidelines for reviewing and handling conflict of interest transactions with our directors, officers, and employees. The Board of Directors is responsible for reviewing all related party transactions. Before approving any such transaction, the Board of Directors would take into account all relevant facts and circumstances that it deems appropriate, including, but not limited to, the risks, costs and benefits to the Company, the terms of the transaction, the availability of other sources for comparable services or products, and if applicable, the impact on a director’s independence. Only those transactions that, considering known circumstances, are fair as to, and in the best interests of the Company and its stockholders, as the Board of Directors determines in the good faith exercise of its discretion, shall be approved.

EXPERTS

Salberg & Company, P.A., an independent registered public accounting firm, has audited our financial statements at April 30, 2021 and 2020, as set forth in its report. We have included our financial statements in this Offering Circular in reliance on Salberg & Company, P.A.’s report, given on their authority as experts in accounting and auditing.

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LEGAL MATTERS

Certain legal matters with respect to the Offered Shares offered by this Offering Circular will be passed upon by Newlan Law Firm, PLLC, Flower Mound, Texas.

WHERE YOU CAN FIND MORE INFORMATION

We have filed an offering statement on Form 1-A with the SEC under the Securities Act with respect to the common stock offered by this Offering Circular. This Offering Circular, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement or the exhibits and schedules filed therewith. For further information with respect to us and our common stock, please see the offering statement and the exhibits and schedules filed with the offering statement. Statements contained in this Offering Circular regarding the contents of any contract or any other document that is filed as an exhibit to the offering statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the offering statement. The offering statement, including its exhibits and schedules, may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the offering statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains all information regarding companies that file electronically with the SEC. The address of the website is www.sec.gov.

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INDEX TO FINANCIAL STATEMENTS

Major League Football, Inc.

Unaudited Financial Statements

Six Months Ended October 31, 2021 and 2020

Major League Football, Inc.

Financial Statements

Years Ended April 30, 2021 and 2020

F-1

MAJOR LEAGUE FOOTBALL, INC.

BALANCE SHEETS

	October 31, 2021	April 30, 2021
	(Unaudited)

ASSETS
CURRENT ASSETS
Cash	$2,874	$19,778
Prepaid consulting - related party	52,500	52,500
TOTAL CURRENT ASSETS	55,374	72,278

PROPERTY AND EQUIPMENT
Football equipment	46,223	46,223
Office equipment	11,000	11,000
TOTAL PROPERTY AND EQUIPMENT	57,223	57,223

OTHER ASSETS
Trademarks	2,000	2,000
Security deposits	11,607	11,607
TOTAL OTHER ASSETS	13,607	13,607

TOTAL ASSETS	$126,204	$143,108

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable	$1,676,013	$1,641,838
Accounts payable - related parties	195,600	177,868
Accrued former officer compensation	740,000	740,000
Accrued expenses	351,278	338,251
State income taxes payable	110,154	110,154
Convertible unsecured promissory notes, net of $73,270 and $54,942 debt discounts and premiums	374,923	351,595
Convertible secured promissory notes, net of $8,155 and $53,333 debt discounts and put premiums	173,347	133,333
Conversion option liability	213,039	208,503
Notes payable	387,300	332,300
Notes payable, related party	55,000	55,000
Accrued former officer payroll taxes	37,111	37,111
Accrued interest	311,937	261,289
Accrued interest - related party	7,801	5,029

TOTAL CURRENT LIABILITIES	4,633,503	4,392,271

COMMITMENTS AND CONTINGENCIES (NOTE 7)

STOCKHOLDERS’ DEFICIT
Common stock, $0.001 par value, 600,000,000 shares authorized; 453,166,609 and 419,562,102 shares issued and 451,666,609 and 418,062,102 shares outstanding at October 31, 2021 and April 30, 2021, respectively	451,667	418,062
Common stock issuable; 0 and 40,000 shares at October 31, 2021 and April 30, 2021, respectively	-	40
Additional paid-in capital	24,777,805	24,325,517
Accumulated deficit	(29,736,771)	(28,992,782)

TOTAL STOCKHOLDERS’ DEFICIT	(4,507,299)	(4,249,163)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$126,204	$143,108

See accompanying condensed notes to these unaudited financial statements.

F-2

MAJOR LEAGUE FOOTBALL, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the Three Months Ended		For the Six Months Ended
	October 31, 2021	October 31, 2020	October 31, 2021	October 31, 2020

Operating Expenses
Professional fees	$55,385	$54,996	$139,291	$138,180
General and administrative	45,907	22,022	377,211	58,203
Total Operating Expenses	101,292	77,018	516,502	196,383

Operating Loss	(101,292)	(77,018)	(516,502)	(196,383)

Other Income (Expense)
Tax penalties and interest	(5,681)	(5,400)	(11,278)	(10,672)
Interest expense	(49,070)	(29,591)	(154,923)	(65,787)
Settlement expense	-	-	(55,000)	(3,750)
Late fees expense	(1,750)	-	(1,750)	-
Gain (Loss) from change in fair value of conversion option liability	(25,272)	28,027	(4,536)	379,811
Total Other Income (Expense), net	(81,773)	(6,964)	(227,487)	299,602

Net Income (Loss)	$(183,065)	$(83,982)	$(743,989)	$103,219

Basic Net Income (Loss) Per Share	$(0.00)	$(0.00)	$(0.00)	$0.00
Diluted Net Income (Loss) Per Share	$(0.00)	$(0.00)	$(0.00)	$0.00

Weighted Average Shares - Basic	432,532,346	378,488,671	432,532,346	309,913,613
Weighted Average Shares - Diluted	432,532,346	378,488,671	432,532,346	552,762,628

See accompanying condensed notes to these unaudited financial statements.

F-3

MAJOR LEAGUE FOOTBALL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE THREE MONTHS ENDED OCTOBER 31, 2021 AND 2020

(UNAUDITED)

			Additional		Total
	Common Stock		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit

For the Three Months Ended July 31, 2021

Balance at July 31, 2021	433,402,102	$433,402	$24,600,248	$(29,553,706)	$(4,520,056)
Conversion of convertible unsecured promissory notes	15,765,536	15,766	85,034	-	100,800
Conversion of convertible secured promissory note	2,498,971	2,499	3,499	-	5,998
Reclassification of put premium upon conversion of convertible secured promissory note	-	-	89,024	-	89,024
Net loss, three months ended October 31, 2021	-	-	-	(183,065)	(183,065)

Balance at October 31, 2021	451,666,609	$451,667	$24,777,805	$(29,736,771)	$(4,507,299)

			Additional		Total
	Common Stock		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
For the Three Months Ended October 31, 2020

Balance at July 31, 2020	359,862,350	$359,862	$24,256,291	$(28,620,200)	$(4,004,047)

Conversion of convertible secured promissory note	12,720,000	12,720	6,360	-	19,080
Reclassification of put premium upon conversion of convertible secured promissory note	-	-	7,657	-	7,657
Conversion of convertible unsecured promissory notes	2,126,420	2,127	552	-	2,679
Reclassification of put premium upon conversion of convertible unsecured promissory note	-	-	450	-	450
Issuance of common stock - $0.02 per share	12,500,000	12,500	12,500	-	25,000
Net loss, three months ended October 31, 2020	-	-	-	(83,982)	(83,982)

Balance at October 31, 2020	387,208,770	$387,209	$24,283,810	$(28,704,182)	$(4,033,163)

See accompanying condensed notes to these unaudited financial statements.

F-4

MAJOR LEAGUE FOOTBALL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT (Continued)

FOR THE SIX MONTHS ENDED OCTOBER 31, 2021 AND 2020

(UNAUDITED)

					Additional
	Common Stock		Common Stock Issuable		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit

For the Six Months Ended October 31, 2021

Balance at April 30, 2021	418,062,102	$418,062	40,000	$40	$24,325,517	$(28,992,782)	$(4,249,163)
Issuance of common stock that was previously issuable	40,000	40	(40,000)	(40)	-	-	-
Issuance of common stock to consultants for services	15,300,000	15,300	-	-	175,950	-	191,250
Issuance of warrants to consultants for services	-	-	-	-	98,781	-	98,781
Conversion of convertible unsecured promissory notes	15,765,536	15,766	-	-	85,034	-	100,800
Conversion of convertible secured promissory note	2,498,971	2,499	-	-	3,499	-	5,998
Reclassification of put premium upon conversion of convertible unsecured promissory note	-	-	-	-	89,024	-	89,024
Net loss, six months ended October 31, 2021	-	-	-	-	-	(743,989)	(743,989)

Balance at October 31, 2021	451,666,609	$451,667	-	$-	$24,777,805	$(29,736,771)	$(4,507,299)
			Additional		Total
	Common Stock		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
For the Six Months Ended October 31, 2020

Balance at April 30, 2020	151,859,858	$151,860	$24,065,032	$(28,807,401)	$(4,590,509)

Conversion of convertible secured promissory note	21,820,000	21,820	8,180	-	30,000
Reclassification of put premium upon conversion of convertible secured promissory note	-	-	12,039	-	12,039
Conversion of convertible unsecured promissory notes	199,928,912	199,929	(28,852)	-	171,077
Reclassification of put premium upon conversion of convertible unsecured promissory note	-	-	144,816	-	144,816
Issuance of common stock - $0.04 per share	1,000,000	1,000	39,000	-	40,000
Issuance of common stock - $0.004 per share	100,000	100	300	-	400
Issuance of common stock - $0.02 per share	12,500,000	12,500	12,500	-	25,000
Reduction in fair value of conversion option liability for conversion of promissory notes	-	-	30,795	-	30,795
Net income, six months ended October 31, 2020	-	-	-	103,219	103,219

Balance at October 31, 2020	387,208,770	$387,209	$24,283,810	$(28,704,182)	$(4,033,163)

See accompanying condensed notes to these unaudited financial statements.

F-5

MAJOR LEAGUE FOOTBALL, INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended,
	October 31, 2021	October 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(743,989)	$103,219
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Amortization of debt discount on convertible unsecured promissory notes	8,687	4,010
Amortization of debt discount on convertible secured promissory notes	7,244	-
Issuance of common stock to consultants for services	191,250	-
Issuance of warrants to consultants for services	98,781	-
Settlement expense	55,000	-
Late fee on convertible promissory note in default	1,750	-
Conversion fees on convertible unsecured promissory notes	-	3,750
Accretion of put premium liability	67,333	-
Gain (loss) from change in fair value of conversion option liability	4,536	(379,811)
Changes in operating assets and liabilities:
Accounts payable	34,175	52,853
Accounts payable - related parties	17,732	60,200
Accrued expenses	11,277	10,621
Accrued interest	55,448	46,421
Accrued interest - related party	2,772	1,917
Net cash used in operating activities	(188,004)	(96,820)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of convertible unsecured promissory notes, net of issue costs	95,000	-
Proceeds from issuance of convertible secured promissory note, net of issue costs	126,100	-
Proceeds from issuance of note payable - related party	-	30,000
Repayment of convertible secured promissory note	(50,000)	-
Proceeds from sale of common stock	-	65,400
Net cash provided by financing activities	171,100	95,400

NET DECREASE IN CASH	(16,904)	(1,420)
CASH - BEGINNING OF PERIOD	19,778	3,796
CASH - END OF PERIOD	$2,874	$2,376

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
CASH PAID FOR INCOME TAXES	$-	$-
CASH PAID FOR INTEREST	$-	$-

See accompanying condensed notes to these unaudited financial statements.

F-6

MAJOR LEAGUE FOOTBALL, INC.

STATEMENTS OF CASH FLOWS (Continued)

(UNAUDITED)

	For the Six Months Ended,
	October 31, 2021	October 31, 2020

NON-CASH INVESTING AND FINANCING ACTIVITIES
Reduction of put premium liability related to conversion and payment of promissory notes	$89,024	$156,855
Reduction in fair value of conversion option liability for conversion of promissory note	$-	$30,795
Conversion of convertible secured promissory note	$5,998	$30,000
Conversion of convertible unsecured promissory notes	$96,000	$147,613
Conversion of accrued interest on convertible unsecured promissory notes	$4,800	$19,714
Discounts related to convertible promissory notes	$37,400	$-

See accompanying condensed notes to these unaudited financial statements.

F-7

 MAJOR LEAGUE FOOTBALL, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

October 31, 2021

NOTE 1- NATURE OF OPERATIONS, BASIS OF PRESENTATION, GOING CONCERN, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Major League Football, Inc. (the “Company,” “we,” “us” or “our”) is seeking to establish, develop and operate Major League Football (“MLFB”) as a professional spring/summer football league. We intend to establish franchises in cities overlooked by existing professional sports leagues and provide fans with professional football in the National Football League (“NFL”) off-seasons, which will enable us to take a totally non-adversarial approach towards the NFL. We have commenced the process of leasing playing venues and acquiring football equipment. We have obtained required workers compensation insurance for certain states where we will play games.

MLFB plans to serve as a pipeline to develop players, coaches, officials, scouts, trainers, and all other areas of the game that the NFL needs today. We will also give NFL representatives the opportunity to view our team practices, game footage, practice tapes and confer with league coaches, team officials and staff. We believe this will provide our league with recognition and demonstrate our economic model and the market’s desire for spring football.

Going Concern

The accompanying unaudited financial statements have been prepared assuming the Company will continue as a going concern. As reflected in the unaudited financial statements, the Company had no revenues and had a net loss of $743,989 for the six months ended October 31, 2021. Additionally, the Company had net cash used in operating activities of $188,004 for the six months ended October 31, 2021. At October 31, 2021, the Company has a working capital deficit of $4,578,129, an accumulated deficit of $29,736,771 and a stockholders’ deficit of $4,507,299, which could have a material impact on the Company’s financial condition and operations.

In March 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. Subsequently, the COVID-19 pandemic has continued to spread and various state and local governments have issued or extended “shelter-in-place” orders, which have impacted and restricted various aspects of the Company’s operations. The spread of the pandemic has caused severe disruptions in the global economy and financial markets and could potentially create widespread business continuity issues of an unknown magnitude and duration.

MLFB is in the process of hiring several well-known and experienced coaches, scouts, and trainers as well as individuals looking to improve their skills in these areas. We believe this will provide MLFB with the recognition and credibility to demonstrate the viability of our economic model as well as the market’s desire for spring football. Management and our Board of Directors are focused on a planned 2022 football season and believe that this will allow us to put an economically sustainable league and product on the field.

The Company has engaged the services of a well-known and respected investment bank headquartered in New York to assist in that effort. In addition, our management has been engaged with several high net-worth individuals and funds who have expressed an interest in being part of our League as investors.

F-8

MAJOR LEAGUE FOOTBALL, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

October 31, 2021

NOTE 1- NATURE OF OPERATIONS, BASIS OF PRESENTATION, GOING CONCERN, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In view of these matters, recoverability of any asset amounts shown in the accompanying unaudited financial statements is dependent upon the Company’s ability to achieve a level of profitability. These matters raise substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the date of the filing of the Company’s Form 10-Q with the Securities and Exchange Commission (“SEC”). Since inception, the Company has financed its activities from the sale of equity securities and from loans. The Company intends on financing its future development activities and its working capital needs from the sale of public equity securities and debt securities, until such time that funds provided by operations, if ever, are sufficient to fund working capital requirements.

We require short-term financing as well as financing over the next 12 months and as noted in previous filings, the Company has been pursuing short-term financing of approximately $3 million followed by a tiered subsequent raise of approximately $27 million between the end of calendar 2021 and the first calendar quarter of 2022. However, as discussed previously, the impact of the COVID-19 pandemic may have material and adverse effects on our ability to successfully obtain the required capital in this timeframe. If the required capital is not obtained in the proposed timeframe, the Company’s planned 2022 football season could be delayed or not occur.

Basis of Presentation

The accompanying unaudited interim period financial statements of the Company are unaudited pursuant to certain rules and regulations of the SEC and include, in the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair statement of the results of the periods indicated. Such results, however, are not necessarily indicative of results that may be expected for the full year. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. The accompanying unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2021, as filed with the SEC on July 29, 2021. The interim unaudited operating results for the six months ended October 31, 2021 are not necessarily indicative of operating results expected for the full fiscal year.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future, actual results could differ from the estimates. Significant estimates in the accompanying unaudited financial statements include the valuation of derivative liabilities, estimates of loss contingencies, valuation of equity-based instruments issued for other than cash and valuation allowance on deferred tax assets.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents at October 31, 2021 and April 30, 2021.

F-9

MAJOR LEAGUE FOOTBALL, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

October 31, 2021

NOTE 1- NATURE OF OPERATIONS, BASIS OF PRESENTATION, GOING CONCERN, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Concentrations

Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of cash. At October 31, 2021 and April 30, 2021, the Company did not have deposits with a financial institution that exceeded the FDIC deposit insurance coverage and determined that it had no cash equivalents.

Property and Equipment

The Company has $57,223 of football and office equipment at October 31, 2021 and April 30, 2021, respectively. The football and office equipment are held in storage to be utilized in the planned football league operations in 2022. For financial accounting purposes, depreciation for the football and office equipment will be computed by the straight-line method over an estimated useful life of 3 to 7 years. There was no depreciation expense for the six months ended October 31, 2021 or 2020, respectively, because the football and office equipment is held in storage and has not been put into use because football operations have not commenced.

Impairment of Long-Lived Assets

In accordance with ASC 360-10, “Long-lived assets,” which include property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the assets. Fair value is generally determined using the asset’s expected future discounted cash flows or market value, if readily determinable.

Convertible Promissory Notes and Related Embedded Derivatives

We account for the embedded conversion option contained in convertible instruments under the provisions of FASB ASC Topic No. 815-40, “Derivatives and Hedging – Contracts in an Entity’s Own Stock”. The embedded conversion option contained in the convertible instruments were accounted for as derivative liabilities at the date of issuance and shall be adjusted to fair value through earnings at each reporting date. The fair value of the embedded conversion option derivatives was determined using the Binomial Option Pricing model. On the initial measurement date, the fair value of the embedded conversion option derivative was recorded as a derivative liability and was allocated as debt discount up to the proceeds of the notes with the remainder charged to current period operations as initial derivative expense. Any gains and losses recorded from changes in the fair value of the liability for derivative contract is recorded as a component of other income (expense) in the accompanying unaudited Statements of Operations.

F-10

 MAJOR LEAGUE FOOTBALL, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

October 31, 2021

NOTE 1- NATURE OF OPERATIONS, BASIS OF PRESENTATION, GOING CONCERN, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company follows ASU 260 regarding changes to the classification of certain equity-linked financial instruments (or embedded features) with down round features and clarifies existing disclosure requirements for equity-classified instruments. For freestanding equity-classified financial instruments, entities that present earnings per share (“EPS”) in accordance with Topic 260, to recognize the effect of the down round feature when it is triggered. That effect is treated as a dividend and as a reduction of income available to common shareholders in basic EPS. Convertible instruments with embedded conversion options that have down round features would be subject to the specialized guidance for contingent beneficial conversion features (in Subtopic 470-20, Debt—Debt with Conversion and Other Options), including related guidance in Topic 260.

Convertible Notes With Variable Conversion Options

The Company has entered into convertible promissory notes, some of which contain variable conversion options, whereby the outstanding principal and accrued interest may be converted, by the holder, into common shares at a fixed discount to the price of the common stock at the time of conversion. The Company treats these convertible promissory notes as stock settled debt under ASC 480, “Distinguishing Liabilities from Equity” and measures the fair value of the notes at the time of issuance, which is the result of the share price discount at the time of conversion and records the put premium as accretion to interest expense to the date of first conversion.

Fair Value of Financial Instruments

ASC 820, Fair Value Measurements and Disclosures requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities where there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

F-11

MAJOR LEAGUE FOOTBALL, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

October 31, 2021

NOTE 1- NATURE OF OPERATIONS, BASIS OF PRESENTATION, GOING CONCERN, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s financial instruments consist principally of cash, football equipment, accounts payable, unsecured convertible notes payable, secured convertible notes payable, notes payable, and notes payable – related party. Pursuant to ASC 820, Fair Value Measurements and Disclosures and ASC 825, Financial Instruments, the Company believes that the recorded values of the other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Assets and liabilities measured at fair value on a recurring basis consist of the following at October 31, 2021 and April 30, 2021:

	Carrying Value at October 31,	Fair Value Measurements at October 31, 2021
	2021	Level 1	Level 2	Level 3

Conversion option liability	$213,039	$-	$-	$213,039

	Carrying Value at April 30,	Fair Value Measurements at April 30, 2021
	2021	Level 1	Level 2	Level 3

Conversion option liability	$208,503	$-	$-	$208,503

The following is a summary of activity of Level 3 assets and liabilities for the six months ended October 31, 2021:

Conversion Option Liability
Balance – April 30, 2021	$208,503
Loss from change in the fair value of conversion option liability	4,536
Balance – October 31, 2021	$213,039

Changes in fair value of the conversion option liability are included as a separate Other Income (Expense) item in the accompanying unaudited Statements of Operations.

Leases

The Company follows ASC 842 regarding leases whereby lessees need to recognize leases on their balance sheet as a right of use asset and a corresponding lease liability. We have elected to exclude leases with a lease term of one year or less. Accordingly, we have no leases over one year.

F-12

MAJOR LEAGUE FOOTBALL, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

October 31, 2021

NOTE 1- NATURE OF OPERATIONS, BASIS OF PRESENTATION, GOING CONCERN, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company will recognize revenue in accordance with the five-step method prescribed by ASC 606 “Revenues from Contracts with Customers”.

League Tryout Camps

The Company will recognize league tryout camp revenue on the dates that the tryout camps are held. There were no tryout camps held by the Company during the six months ended October 31, 2021 or 2020, respectively.

Football League Operations

The Company will recognize revenue from future football league operations including gate, parking and concessions, stadium advertising and merchandising, licensing fees, sponsorships, naming rights, broadcast and cable, franchise fees, social media and on-line digital media including merchandising, advertising, and subscriptions. Since the football operations have not commenced, there was no revenue from football league operations during the six months ended October 31, 2021 and 2020, respectively.

Income Taxes

Deferred income tax assets and liabilities arise from temporary differences associated with differences between the financial statements and tax basis of assets and liabilities, as measured by the enacted tax rates, which are expected to be in effect when these differences reverse.

Deferred tax assets and liabilities are classified as current or non-current, depending upon the classification of the asset or liabilities to which they relate. Deferred tax assets and liabilities not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce the deferred tax assets to the amount expected to be realized.

The Company follows the provisions of FASB ASC 740-10 “Uncertainty in Income Taxes” (ASC 740-10). Certain recognition thresholds must be met before a tax position is recognized in the financial statements. An entity may only recognize or continue to recognize tax positions that meet a “more-likely-than-not” threshold. At October 31, 2021 and April 30, 2021, the Company does not believe it has any uncertain tax positions that would require either recognition or disclosure in the accompanying unaudited financial statements.

F-13

MAJOR LEAGUE FOOTBALL, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

October 31, 2021

NOTE 1- NATURE OF OPERATIONS, BASIS OF PRESENTATION, GOING CONCERN, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Stock Based Compensation

The Company records stock-based compensation in accordance with ASC 718, “Stock Compensation”. ASC 718 requires the fair value of all stock-based employee compensation awarded to employees to be recorded as an expense over the shorter of the service period or the vesting period. The Company values employee and non-employee stock-based compensation at fair value using the Black-Scholes Option Pricing Model.

The Company adopted ASU 2018-07 and accounts for non-employee share-based awards in accordance with the measurement and recognition criteria of ASC 718 and recognizes the fair value of such awards over the service period. The Company used the modified prospective method of adoption. There was no cumulative effect of adoption on May 1, 2019.

Net Income (Loss) per Share of Common Stock

The Company computes net earnings (loss) per share per ASC 260-10, “Earnings per Share.” ASC 260-10 requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common stockholders by the weighted average common shares outstanding during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period and we have excluded all dilutive potential common shares because their effect is anti-dilutive, with the exception for the six months ended October 31, 2020, which is detailed in the table below.

Diluted EPS for the six months ended October 31, 2020 is as follows:

Numerator:
Net Income	$103,219

Denominator
Weighted Average Shares – Basic	309,913,613
Convertible unsecured notes payable	112,217,023
Convertible secured notes payable	130,631,991
Weighted Average Shares – Diluted	552,762,627

Basic Net Income Per Share	$0.00
Diluted Net Income Per Share	$0.00

For the six months ended October 31, 2020, stock options to purchase 1,200,000 shares of common stock at an average exercise price of $0.05 per share, stock warrants to purchase 1,800,000 shares of common stock at an average purchase price of $0.13 per share and a $50,000 convertible unsecured promissory note and accrued interest at a conversion rate of $0.30 per share or 204,610 shares of common stock were anti-dilutive and not included in the computation of diluted earnings per share above because the exercise or conversion price was greater than the average market price of the common stock during the period.

F-14

MAJOR LEAGUE FOOTBALL, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

October 31, 2021

NOTE 1- NATURE OF OPERATIONS, BASIS OF PRESENTATION, GOING CONCERN, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

At October 31, 2021, there were 1,200,000 options and 9,650,000 warrants to purchase shares of the Company’s common stock, 44,574,628 shares of the Company’s common stock reserved for issuance related to convertible unsecured notes payable and 17,782,063 shares of the Company’s common stock reserved for issuance related to convertible secured notes payable which may dilute future earnings per share.

Contingencies

Certain conditions may exist as of the date the financial statements are issued which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Company management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be reasonably estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable would be disclosed. The Company does not include legal costs in its estimates of amounts to accrue.

Related Parties

Parties are considered related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all related party transactions. See Note 6 – Related Parties.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. Among other changes, ASU 2020-06 removes from U.S. GAAP the liability and equity separation model for convertible instruments with a cash conversion feature, and as a result, after adoption, entities will no longer separately present in equity an embedded conversion feature for such debt. Similarly, the embedded conversion feature will no longer be amortized into income as interest expense over the life of the instrument. Instead, entities will account for a convertible debt instrument wholly as debt unless (1) a convertible instrument contains features that require bifurcation as a derivative under ASC Topic 815, Derivatives and Hedging, or (2) a convertible debt instrument was issued at a substantial premium. Among other potential impacts, this change is expected to reduce reported interest expense, increase reported net income, and result in a reclassification of certain conversion feature balance sheet amounts from stockholders’ equity to liabilities as it relates to the Company’s convertible notes.

F-15

MAJOR LEAGUE FOOTBALL, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

October 31, 2021

NOTE 1- NATURE OF OPERATIONS, BASIS OF PRESENTATION, GOING CONCERN, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Additionally, ASU 2020-06 requires the application of the if-converted method to calculate the impact of convertible instruments on diluted earnings per share (EPS), which is consistent with the Company’s accounting treatment under the current standard. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted for fiscal years beginning after December 15, 2020 and can be adopted on either a fully retrospective or modified retrospective basis.

On May 1, 2021, we adopted the ASU using the modified retrospective method which did not have a material impact on the Company’s financial statements.

The Company has evaluated other recent accounting pronouncements and their adoption, and has not had, and is not expected to have, a material impact on the Company’s financial position or results of operations. Other new pronouncements issued but not yet effective until after October 31, 2021 are not expected to have a significant effect on the Company’s financial position or results of operations.

NOTE 2 – ACCRUED EXPENSES

The Company has recorded accrued expenses that consisted of the following:

	October 31, 2021	April 30, 2021
Penalties and interest - unpaid state income tax	$272,364	$261,087
Unpaid federal income tax	1,764	1,764
Legal settlement	70,000	70,000
Late charges on unpaid promissory note	7,150	5,400
Total Accrued Expenses	$351,278	$338,251

F-16

 MAJOR LEAGUE FOOTBALL, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

October 31, 2021

NOTE 3 – DEBT

	October 31, 2021	April 30, 2021
Notes Payable:
Aug 28, 2015. No stated interest and principal payable on demand. (Reclassed from Related Party)	$2,300	$2,300
Nov.18, 2015. Interest at 8% and principal payable on demand. In Default	100,000	100,000
Jun. 6, 2016. Interest at 4% and principal payable on demand.	10,000	10,000
Aug. 4, 2016. Interest at 8% and principal payable on demand. In Default	35,000	35,000
Sep. 27, 2016. Interest at 4% and principal payable on demand.	30,000	30,000
Sep. 29, 2016. Interest at 4% and principal payable on demand.	5,000	5,000
Sep. 29, 2016. Interest at 4% and principal payable on demand.	30,000	30,000
Oct. 3, 2016. Interest at 4% and principal payable on demand.	20,000	20,000
Sep. 25, 2019. Interest at 8% and principal and interest due Mar. 25, 2020 In Default with interest recorded at 22% default rate	70,000	70,000
Apr. 9, 2020.Interest at 8% and principal due Oct. 9, 2020 In Default with interest recorded at 24% default rate	30,000	30,000
Jul. 31, 2021. Interest at 10% and principal and interest due Dec. 31, 2021	55,000	-
Total Notes Payable	$387,300	$332,300

At October 31, 2021 and April 30, 2021, the Company has recorded $387,300 and $332,300 of Notes Payable, respectively. The $387,300 of Notes Payable at October 31, 2021 includes $232,300 from eight third parties and the principal and interest are payable on demand with an interest rate ranging from 4% to 8% annually. Included in the $232,300 balance are the following in default at October 31, 2021 (1) a $100,000 Note Payable dated November 18, 2015, for which the lender requested payment, and the Company recorded a $5,400 late fee that is included in accrued expenses in the accompanying Balance Sheets at October 31, 2021 and April 30, 2021, (2) a $35,000 Note Payable dated August 4, 2016, for which the lender requested payment effective May 1, 2021, and the Company has recorded a $1,750 late fee that is included in other income (expense) in the accompanying Statement of Operations for the six months ended October 31, 2021 and is included as accrued expenses in the accompanying Balance Sheet at October 31, 2021, (3) a 70,000 Note Payable dated September 25, 2019 and due March 25, 2020 that the Company is recording default interest at a rate of 22% and (4) a $30,000 Note Payable dated April 9, 2020 and due October 9, 2020 that the Company is recording default interest at a rate of 22%.

On September 25, 2019, the Company received $55,284 of net proceeds from the issuance of a $70,000 face value note payable with debt issue costs paid to or on behalf of the lender of $5,500 and an original issue discount of $9,216. Additionally, the lender directly paid $11,000 to a third party for the purchase for the Company of office equipment that is recorded as property and equipment at October 31, 2021 and April 30, 2021. The terms include interest accrued at 8% annually and the principal and accrued interest were payable on March 25, 2020. The principal and accrued interest were not paid on the due date of March 25, 2020 and as a result, the note payable is in default and default interest at 22% is being utilized as of the due date. At October 31, 2021, the Company had not received an extension of the due date. See Note 7 – Commitments and Contingencies.

F-17

MAJOR LEAGUE FOOTBALL, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

October 31, 2021

NOTE 3 – DEBT (Continued)

On April 9, 2020, the Company received $30,000 of proceeds from the issuance of a note payable with terms including interest accrued at 8% annually and the principal and interest were payable in six months on October 9, 2020. The principal and accrued interest were not paid on the due date of October 9, 2020 and as a result, the note payable is in default and default interest at 24% is being utilized as of the due date. At October 31, 2021, the Company had not received an extension of the due date. See Note 7 – Commitments and Contingencies.

On July 31, 2021, the Company recorded a $55,000 note payable with terms that include interest accrued at 10% annually and the principal and accrued interest are payable on December 31, 2021, by virtue of an executed extension. The lender loaned the Company’s former CEO money which was then loaned to the Company for general corporate expenses in prior years. Certain of these amounts due to the former CEO were settled in a prior year and recorded as a settlement gain. The lender has since requested repayment of the $55,000 by the Company in the period ended July 31, 2021. In an effort to settle the matter, the Company issued the lender a $55,000 note. The Company recorded the note payable to settlement expense in the accompanying unaudited Statement of Operations for the six months ended October 31, 2021.

For the six months ended October 31, 2021 and 2020, the Company recorded $20,140 and $16,622 of interest expense for Notes Payable in the accompanying unaudited Statement of Operations and at October 31, 2021 and April 30, 2021, the Company has recorded $120,957 and $100,817, respectively related to Notes Payable as accrued interest in the accompanying Balance Sheets.

	October 31, 2021	April 30, 2021
Notes Payable, Related Party:
Mar. 5, 2020. Interest at 10% and principal due August 31, 2021	$25,000	$25,000
Aug. 12, 2020. Interest at 10% and principal due December 31, 2021	30,000	30,000
Total Notes Payable – Related Party	$55,000	$55,000

On March 5, 2020, the Company received $25,000 of proceeds from the issuance of a note payable with a director of the Company. The terms including interest accrued at 10% annually and the principal and interest are payable on December 31, 2021, by virtue of an extension. See Note 6 – Related Parties.

On August 12, 2020, the Company received $30,000 of proceeds from the issuance of a note payable with a director of the Company. The terms including interest accrued at 10% annually and the principal and interest are payable on December 31, 2021, by virtue of an extension. See Note 6 – Related Parties.

For the six months ended October 31, 2021 and 2020, the Company recorded $2,772 and $1,917 of interest expense in the accompanying unaudited Statement of Operations and at October 31, 2021 and April 30, 2021, the Company has recorded $7,801 and $5,029,of accrued interest, related party in the accompanying unaudited Balance Sheets.

F-18

MAJOR LEAGUE FOOTBALL, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

October 31, 2021

NOTE 3 – DEBT (Continued)

	October 31, 2021	April 30, 2021
Convertible Unsecured Promissory Notes:
April 14, 2016 - Interest at 5% - principal and interest due 12 months from issuance date. In Default	$50,000	$50,000

May 2, 2019 - Interest at 10% - principal and interest due August 2, 2020.	12,170	12,170

May 8, 2019 - Interest at 12% - principal and interest due February 8, 2020. In Default with interest recorded at default rate of 24%	138,483	138,483

February 3, 2021, Interest at 10% - principal and interest due February 3, 2022	-	55,000

March 17, 2021, Interest at 10% - principal and interest due March 17, 2022	-	41,000

May 3, 2021, Interest at 10% - principal and interest due May 3, 2022	48,000	-

June 7, 2021, Interest at 10% - principal and interest due June 7, 2022	53,000	-

Plus: put premium	76,583	60,642

Less: debt discount	(3,313)	(6,000)

Total Convertible Unsecured Notes Payable, net of debt discount and put premium	$374,923	$351,595

In April 2016, the Company recorded a $50,000 convertible unsecured promissory note. The terms include interest at 5% annually and the principal and interest were payable in one year on April 14, 2017. The unsecured convertible promissory note is in default at October 31, 2021 and the note holder has several remedies including calling the principal amount and accrued interest due and payable immediately. The note holder, at its sole discretion, has the right to convert the principal amount, along with all accrued interest, into shares of the Company’s common stock at the conversion price of $0.30 per share, or 212,943 shares of common stock at October 31, 2021.

Interest expense recorded in the accompanying unaudited Statements of Operations by the Company for the six months ended October 31, 2021 and 2020 was $1,260, respectively. At October 31, 2021 and April 30, 2021, the Company has recorded $13,883 and $12,263 of accrued interest, respectively in the accompanying Balance Sheets.

F-19

MAJOR LEAGUE FOOTBALL, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

October 31, 2021

NOTE 3 – DEBT (Continued)

Convertible Unsecured Promissory Note – May 2, 2019

On May 2, 2019 (the Original Issue Date (OID), the Company received $85,450 of net proceeds for working capital purposes from the issuance of a $100,000 face value convertible redeemable promissory note (First Note”) with debt issue costs paid to or on behalf of the lender of $12,400 and an original issue discount of $2,150. The terms include interest accrued at 10% annually and the principal and interest payable are payable in one year on May 2, 2020. All interest will be paid in common stock of the Company. Any amount of the principal or interest on this First Note which is not paid when due shall bear Interest at the rate of the lower of Twenty-four Percent (24%) per annum, or the highest rate permitted by law, from the due date thereof until the same is paid. The First Note is exchangeable for an equal principal amount of notes of different denominations, as requested by the lender surrounding the same. The First Note was due and payable on August 2, 2020, by virtue of a signed extension. At October 31, 2021, the First Note is in default. However, the lender has not notified the Company of the default in writing but, the lender has several remedies including calling the principal amount and accrued interest due and payable immediately. The promissory note includes customary affirmative and negative covenants of the Company.

The lender has the right at any time after the effective date, at its election, to convert all or part of the outstanding and unpaid principal sum and accrued interest into shares of common stock of the Company, subject to certain conversion limitations set forth in the promissory note and certain price protection described below, as per the conversion formula: Number of shares receivable upon conversion equals the dollar conversion amount divided by the Conversion Price. The Conversion Price is equal to Sixty Percent (60%) of the of the average of the two lowest trades of the Common Stock during the fifteen (15) trading Days immediately preceding a conversion date (“Conversion Price”). The Conversion Price is subject to “full ratchet” and other customary anti-dilution protections.

The Company evaluated the First Note in accordance with ASC 480 “Distinguishing Liabilities From Equity” because the First Note (1) embodies an unconditional obligation, (2) requires the Company to settle the unconditional obligation by issuing a variable number of its common shares, and (3) is based solely on a fixed monetary amount known at inception as the lender will receive $166,667 ($100,000 principal divided by the Conversion Price). In accordance with ASC 480, the First Note was classified as stock settled debt and on the note issue date of May 2, 2019, the Company recorded a $66,667 put premium liability with an offset to interest expense.

Through October 31, 2021, the lender had previously converted $87,830 of the principal balance of the First Note resulting in a balance of $12,170. As a result of the partial conversions, the Company previously reclassified $57,417 of the put premium liability as an offset to Additional Paid in Capital and the put premium liability balance was $9,250 at October 31, 2021 and April 30, 2021.

On January 25, 2021, the lender requested a $6,000 conversion of the principal and $1,183 of accrued interest into 4,057,954 shares of the Company’s common stock. However, the Company did not have sufficient shares to be issued for the conversion. In accordance with the First Note, because the shares could not be issued, an event of default occurred, and the Company would pay the lender a penalty of $250 per day the shares are not issued beginning on the 4th day after the conversion notice was delivered to the Company. This penalty shall increase to $500 per day beginning on the 10th day. The Company calculated a potential penalty of $135,250 and $43,250 at October 31, 2021 and April 30, 2021, respectively. However, the lender provided a waiver and no penalty was record by the Company. However, the lender has several available remedies including calling the principal amount and accrued interest due and payable immediately. See Note 7 – Commitments and Contingencies.

F-20

MAJOR LEAGUE FOOTBALL, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

October 31, 2021

NOTE 3 – DEBT (CONTINUED)

Interest expense recorded in the accompanying unaudited Statements of Operations by the Company for the six months ended October 31, 2021 and 2020 was $613 and $1,105, respectively. At October 31, 2021 and April 30, 2021, the Company has recorded $3,403 and $2,790 of accrued interest, respectively in the accompanying Balance Sheets.

Convertible Unsecured Promissory Note – May 8, 2019

On May 8, 2019, the Company signed a SPA with an Investor that provides for the issuance of a 12% convertible promissory note in the principal amount of $150,000. In connection with the issuance of the promissory note, the Company issued a common stock purchase warrant to purchase 1,500,000 shares of the Company common stock as a commitment fee to the Investor.

On May 8, 2019, the Company received $121,750 of net proceeds for working capital purposes from the issuance of a $150,000 face value convertible promissory note with debt issue costs paid to or on behalf of the lender of $28,250. The terms include interest accrued at 12% annually and the principal and any amount of the principal or interest on the promissory note which is not paid when due shall bear interest at the rate of the lower of twenty-four percent (24%) per annum, or the highest rate permitted by law, from the due date thereof until the same is paid. The promissory note was due and payable on February 8, 2020 and is currently in default.

The lender has the right at any time after the effective date, to convert all or part of the outstanding principal, accrued interest and $750 of conversion fees into shares of common stock of the Company, subject to certain conversion limitations set forth in the promissory note and certain price protection described below, as per the conversion formula:

Number of shares receivable upon conversion equals the dollar conversion amount divided by the Conversion Price. The Conversion Price is equal to the lower of (1) the lowest trade during the previous twenty-five (25) trading days or (2) Sixty-One Percent (61%) of the of the lowest trade during the twenty-five (25) trading days immediately preceding a conversion date. The Conversion Price is subject to “full ratchet” and other customary anti-dilution protections. The promissory note contains customary affirmative and negative covenants of the Company. Additionally, the Company issued the lender a common stock purchase warrant with a three (3) year term to acquire 1,500,000 shares of common stock at an exercise price of $0.10 per share.

The Company evaluated the promissory note in accordance with ASC 815 “Derivatives and Hedging” and determined that there was a conversion option feature that should be bifurcated and accounted for as a conversion option liability in the balance sheet at fair value. The initial valuation and recording of the conversion option liability was $446,862, using the Binomial Lattice Option Pricing Model with the following assumptions: stock price $0.02, conversion price $0.0067, expected term of 9 months, expected volatility of 383% and discount rate of 2.38%. The initial $446,862 conversion option liability assumed that 22,354,694 shares would be issued upon conversion of the promissory note.

F-21

MAJOR LEAGUE FOOTBALL, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

October 31, 2021

NOTE 3 – DEBT (CONTINUED)

The Company evaluated the warrant and determined that there was no embedded conversion feature as the warrant contained a set exercise price with an adjustment only based upon customary items including stock dividends and splits, subsequent rights offerings, and pro-rata distributions. The Company calculated the relative fair value between the note and the warrant on the issue date utilizing the Black Scholes Pricing Model for the warrant. As a result, the Company allocated $24,960 to the warrant and recorded as debt discount with an offset to additional paid in capital. The warrant calculation used the following assumptions: stock price $0.02, warrant exercise price $0.10, expected term of 3 years, expected volatility of 383% and discount rate of 2.38%.

As a result of the Company not paying the promissory note and accrued interest on the due date of February 8, 2020, the promissory note is in default at October 31, 2021 and April 30, 2021 with interest accrued at the default rate of 24%. However, the lender has not notified the Company of the default in writing but, the lender has several remedies including calling the principal amount and accrued interest due and payable immediately.

Through October 31, 2021, the lender had previously converted $11,517 of the principal balance of the promissory note resulting in a balance of $138,483.

The Company has performed a periodic revaluation of the conversion option liability using the Binomial Lattice Pricing Model at each of the previous conversion dates and at April 30, 2021, that resulted in an estimated conversion option liability of $208,503.

The Company performed a revaluation of the conversion option liability using the Binomial Lattice Pricing Model at October 31, 2021, that resulted in an estimated conversion option liability of $213,039. The Company has recorded a total loss of $4,536 for the change in the fair value of conversion option liability, recorded to other income (expense) in the accompanying unaudited Statement of Operations for the six months ended October 31, 2021.

For the revaluation at October 31, 2021, it was estimated with the following assumptions: stock price $0.0125, conversion price $0.067, expected term of 0.25 years, expected volatility of 208% and discount rate of 0.05%.

Interest expense recorded in the accompanying unaudited Statement of Operations by the Company for the six months ended October 31, 2021 and 2020 was $16,987 and $17,265, respectively. At October 31, 2021 and April 30, 2021, the Company has recorded $45,763 and $28,776 of accrued interest, respectively in the accompanying unaudited Balance Sheets.

At October 31, 2021, the Company did not have sufficient shares reserved with the transfer agent for the potential conversion of the principal and accrued interest. At October 31, 2021, based upon the calculated conversion price, this would be 27,458,421 shares of the Company’s common stock. Accordingly, the lender has several available remedies including calling the principal amount and accrued interest due and payable immediately. See Note 7 – Commitments and Contingencies.

F-22

MAJOR LEAGUE FOOTBALL, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

October 31, 2021

NOTE 3 – DEBT (CONTINUED)

Convertible Unsecured Promissory Note – February 3, 2021

On February 3, 2021, the Company signed a Securities Purchase Agreement (“SPA”) with an investor that provides for the issuance of a 10% convertible promissory note in the aggregate principal amount of $55,000, convertible into shares of common stock of the Company. The Company received $52,000 of net proceeds for working capital purposes from the issuance of the convertible promissory note with debt issue costs paid to or on behalf of the lender of $3,000. Any amount of the principal or interest which is not paid when due shall bear Interest at the rate of the lower of twenty-two percent (22%) per annum, or the highest rate permitted by law, from the due date thereof until the same is paid. The promissory note is due in one year from the date of issuance or February 3, 2022. See Note 8 – Subsequent Events.

The lender from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this convertible promissory note and ending on the later of: (i) the Maturity Date and (ii) the date of payment of the Default Amount, has the right, at its election, to convert all or part of the outstanding and unpaid principal sum and accrued interest into shares of common stock of the Company, subject to certain conversion limitations set forth in the convertible promissory note and certain price protection described below, as per the conversion formula: Number of shares receivable upon conversion equals the dollar conversion amount divided by the Conversion Price. The Conversion Price is equal to Sixty Five Percent (65%) of the of the average of the three lowest trades of the Common Stock during the ten (10) trading Days immediately preceding a conversion date (“Conversion Price”). The Conversion Price is subject to “full ratchet” and other customary anti-dilution protections.

The Company evaluated the First Note in accordance with ASC 480 “Distinguishing Liabilities From Equity” because the convertible promissory note (1) embodies an unconditional obligation, (2) requires the Company to settle the unconditional obligation by issuing a variable number of its common shares, and (3) is based solely on a fixed monetary amount known at inception as the lender will receive $84,615. In accordance with ASC 480, the convertible promissory note was recorded as stock settled debt on the note issue date of January 21, 2020, and the Company recorded a $29,615 put premium liability with an offset to interest expense.

On February 3, 2021, the Company recorded debt issue costs of $3,000 as an offset to the promissory note to be amortized over the 1-year term and the debt discount balance was $3,000 at April 30, 2021.

From August 4, 2021 through August 10, 2021, the lender elected to convert the entire $55,000 of principal and $2,750 of accrued interest into 11,105,164 shares of the Company’s $0.001 par value common stock. See Note 4 – Stock. As a result of the conversion of the entire principal balance, the remaining debt discount balance of $1,537 was amortized to interest expense in the accompanying Statement of Operations for the six months ended October 31, 2021. Additionally, the put premium liability of $29,615 was reclassified as an offset to additional paid in capital in the unaudited balance sheet at October 31, 2021.

Interest expense recorded in the accompanying unaudited Statements of Operations by the Company for the six months ended October 31, 2021 was $1,454.

F-23

MAJOR LEAGUE FOOTBALL, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

October 31, 2021

NOTE 3 – DEBT (CONTINUED)

Convertible Unsecured Promissory Note – March 17, 2021

On March 17, 2021, the Company signed a Securities Purchase Agreement (“SPA”) with an investor that provides for the issuance of a 10% convertible promissory note in the aggregate principal amount of $41,000, convertible into shares of common stock of the Company. The Company received $38,000 of net proceeds for working capital purposes from the issuance of the convertible promissory note with debt issue costs paid to or on behalf of the lender of $3,000. Any amount of the principal or interest which is not paid when due shall bear Interest at the rate of the lower of twenty-two percent (22%) per annum, or the highest rate permitted by law, from the due date thereof until the same is paid. The convertible promissory note is due in one (1) year from the date of issuance or March 17, 2022.

The lender from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this convertible promissory note and ending on the later of: (i) the Maturity Date and (ii) the date of payment of the Default Amount, has the right, at its election, to convert all or part of the outstanding and unpaid principal sum and accrued interest into shares of common stock of the Company, subject to certain conversion limitations set forth in the convertible promissory note and certain price protection described below, as per the conversion formula: Number of shares receivable upon conversion equals the dollar conversion amount divided by the Conversion Price. The Conversion Price is equal to Sixty Five Percent (65%) of the of the average of the three lowest trades of the Common Stock during the ten (10) trading Days immediately preceding a conversion date (“Conversion Price”). The Conversion Price is subject to “full ratchet” and other customary anti-dilution protections.

The Company evaluated the First Note in accordance with ASC 480 “Distinguishing Liabilities From Equity” because the convertible promissory note (1) embodies an unconditional obligation, (2) requires the Company to settle the unconditional obligation by issuing a variable number of its common shares, and (3) is based solely on a fixed monetary amount known at inception as the lender will receive $63,077. In accordance with ASC 480, the convertible promissory note was recorded as stock settled debt on the note issue date of March 17, 2021, and the Company recorded a $22,077 put premium liability with an offset to interest expense.

On March 17, 2021, the Company recorded debt issue costs of $3,000 as an offset to the promissory note to be amortized over the 1-year term and the debt discount balance was $3,000 at April 30, 2021. During the three months ended July 31, 2021, the Company recorded $1,118 for the amortization of the debt discounts to interest expense and the debt discount balance was $1,882 at July 31, 2021.

From September 17, 2021 through September 27, 2021, the lender elected to convert the entire $41,000 of principal and $2,050 of accrued interest into 4,659,872 shares of the Company’s $0.001 par value common stock. See Note 4 – Stock. As a result of the conversion of the entire principal balance, the remaining debt discount balance of $1,882 was amortized to interest expense in the accompanying Statement of Operations for the six months ended October 31, 2021. Additionally, the put premium liability of $22,077 was reclassified as an offset to additional paid in capital in the unaudited balance sheet at October 31, 2021.

Interest expense recorded in the accompanying unaudited Statements of Operations by the Company for the six months ended October 31, 2021 was $1,549.

F-24

MAJOR LEAGUE FOOTBALL, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

October 31, 2021

NOTE 3 – DEBT (CONTINUED)

Convertible Unsecured Promissory Note – May 3, 2021

On May 3, 2021, the Company signed a Securities Purchase Agreement (“SPA”) with an investor that provides for the issuance of a 10% convertible promissory note in the aggregate principal amount of $48,000, convertible into shares of common stock of the Company. The Company received $45,000 of net proceeds for working capital purposes from the issuance of the convertible promissory note with debt issue costs paid to or on behalf of the lender of $3,000. Any amount of the principal or interest which is not paid when due shall bear Interest at the rate of the lower of twenty-two percent (22%) per annum, or the highest rate permitted by law, from the due date thereof until the same is paid. The convertible promissory note is due in one (1) year from the date of issuance or May 3, 2022.

The lender from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this convertible promissory note and ending on the later of: (i) the Maturity Date and (ii) the date of payment of the Default Amount, has the right, at its election, to convert all or part of the outstanding and unpaid principal sum and accrued interest into shares of common stock of the Company, subject to certain conversion limitations set forth in the convertible promissory note and certain price protection described below, as per the conversion formula: Number of shares receivable upon conversion equals the dollar conversion amount divided by the Conversion Price. The Conversion Price is equal to Sixty Percent (60%) of the of the average of the two lowest trades of the Common Stock during the fifteen (15) trading Days immediately preceding a conversion date (“Conversion Price”). The Conversion Price is subject to “full ratchet” and other customary anti-dilution protections.

The principal amount and unpaid accrued interest may be prepaid in full solely during the dates set forth below, which shall be subject to the following upward adjustments, subject to the payment period upon which the date all amounts hereunder are paid in full by the Borrower occurs. Subsequent to 180 days after the Issue Date, the Company has no right or option to prepay the principal amount.

Date of Note Satisfaction	Payment Amount
0 to 30 days	115% of principal amount plus accrued interest
31 to 60 days	118% of principal amount plus accrued interest
61 to 90 days	123% of principal amount plus accrued interest
91 to 120 days	127% of principal amount plus accrued interest
121 to 180 days	129% of principal amount plus accrued interest

The Company evaluated the promissory note in accordance with ASC 480 “Distinguishing Liabilities From Equity” because the convertible promissory note (1) embodies an unconditional obligation, (2) requires the Company to settle the unconditional obligation by issuing a variable number of its common shares, and (3) is based solely on a fixed monetary amount known at inception as the lender will receive $80,000. In accordance with ASC 480, the convertible promissory note was recorded as stock settled debt on the note issue date of May 3, 2021, recorded as a $32,000 put premium liability with an offset to interest expense.

On May 3, 2021, the Company recorded debt issue costs of $3,000 as an offset to the promissory note to be amortized over the 1-year term. During the six months ended October 31, 2021, the Company recorded $1,487 for the amortization of the debt discounts to interest expense and the debt discount balance was $1,513 at October 31, 2021. See Note 8 – Subsequent Events.

F-25

MAJOR LEAGUE FOOTBALL, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

October 31, 2021

NOTE 3 – DEBT (CONTINUED)

Interest expense recorded in the accompanying unaudited Statements of Operations by the Company for the six months ended October 31, 2021 was $2,380. At October 31, 2021, the Company has recorded $2,380 of accrued interest, respectively in the accompanying unaudited Balance Sheet.

Convertible Unsecured Promissory Note – June 7, 2021

On June 7, 2021, the Company signed a Securities Purchase Agreement (“SPA”) with an investor that provides for the issuance of a 10% convertible promissory note in the aggregate principal amount of $53,000, convertible into shares of common stock of the Company. The Company received $50,000 of net proceeds for working capital purposes from the issuance of the convertible promissory note with debt issue costs paid to or on behalf of the lender of $3,000. Any amount of the principal or interest which is not paid when due shall bear Interest at the rate of the lower of twenty-two percent (22%) per annum, or the highest rate permitted by law, from the due date thereof until the same is paid. The convertible promissory note is due in one (1) year from the date of issuance or June 7, 2022.

The lender from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this convertible promissory note and ending on the later of: (i) the Maturity Date and (ii) the date of payment of the Default Amount, has the right, at its election, to convert all or part of the outstanding and unpaid principal sum and accrued interest into shares of common stock of the Company, subject to certain conversion limitations set forth in the convertible promissory note and certain price protection described below, as per the conversion formula: Number of shares receivable upon conversion equals the dollar conversion amount divided by the Conversion Price. The Conversion Price is equal to Sixty Percent (60%) of the of the average of the two lowest trades of the Common Stock during the fifteen (15) trading Days immediately preceding a conversion date (“Conversion Price”). The Conversion Price is subject to “full ratchet” and other customary anti-dilution protections.

The principal amount and unpaid accrued interest may be prepaid in full solely during the dates set forth below, which shall be subject to the following upward adjustments, subject to the payment period upon which the date all amounts hereunder are paid in full by the Borrower occurs. Subsequent to 180 days after the Issue Date, the Company has no right or option to prepay the principal amount.

Date of Note Satisfaction	Payment Amount
0 to 30 days	115% of principal amount plus accrued interest
31 to 60 days	118% of principal amount plus accrued interest
61 to 90 days	123% of principal amount plus accrued interest
91 to 120 days	127% of principal amount plus accrued interest
121 to 180 days	129% of principal amount plus accrued interest

The Company evaluated the promissory note in accordance with ASC 480 “Distinguishing Liabilities From Equity” because the convertible promissory note (1) embodies an unconditional obligation, (2) requires the Company to settle the unconditional obligation by issuing a variable number of its common shares, and (3) is based solely on a fixed monetary amount known at inception as the lender will receive $88,333. In accordance with ASC 480, the convertible promissory note was recorded as stock settled debt on the note issue date of June 7, 2021, recorded as a $35,333 put premium liability with an offset to interest expense.

F-26

MAJOR LEAGUE FOOTBALL, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

October 31, 2021

NOTE 3 – DEBT (CONTINUED)

On June 7, 2021, the Company recorded debt issue costs of $3,000 as an offset to the promissory note to be amortized over the 1-year term. During the six months ended October 31, 2021, the Company recorded $1,200 for the amortization of the debt discounts to interest expense and the debt discount balance was $1,800 at October 31, 2021.

Interest expense recorded in the accompanying unaudited Statements of Operations by the Company for the six months ended October 31, 2021 was $1,973. At October 31, 2021, the Company has recorded $1,973 of accrued interest, respectively in the accompanying unaudited Balance Sheet. See Note 8 – Subsequent Events.

	October 31, 2021	April 30, 2021
Convertible Secured Note Payable:

May 17, 2018 - Principal and interest at 8% due May 17, 2019. IN DEFAULT with interest recorded at default rate of 18%.	$24,002	$80,000

August 3, 2021 – Principal and interest at 12% due August 3, 2022.	130,000	-

September 15, 2021 – Principal and interest at 12% due September 15, 2022	27,500	-

Plus: put premium	16,001	53,333

Less: debt discount	(24,156)	-

Total Convertible Secured Notes Payable	$173,347	$133,333

Convertible Secured Note Payable – May 9, 2016

At April 30, 2021, the Company has a remaining balance of $0 from an original $550,000 face value convertible secured promissory note dated March 16, 2016. The Company has recorded $76,637 at October 31, 2021 and April 30, 2021, of accrued interest on the promissory note in the accompanying Balance Sheets.

Convertible Secured Note Payable – May 17, 2018

At October 31, 2021, the Company has recorded $24,002 from the issuance of an original $80,000 convertible secured promissory note dated May 17, 2018 with terms including interest accrued at 10% annually and the principal and interest payable on May 17, 2019. The promissory note balance at April 30, 2021 was $80,000 and is in default at October 31, 2021. However, the lender has not notified the Company of the default in writing but, the lender has several remedies including calling the principal amount and accrued interest due and payable immediately. The promissory note includes customary affirmative and negative covenants of the Company.

F-27

MAJOR LEAGUE FOOTBALL, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

October 31, 2021

 NOTE 3 – DEBT (CONTINUED)

On August 5, 2021, the Company repaid $50,000 of principal to the lender and as a result, the principal balance of the promissory note was $30,000.

On August 10, 2021, the lender elected to convert $5,998 of the principal amount of the promissory note into 2,498,971 shares of the Company’s $0.001 par value common stock. As a result, the principal balance of the promissory note is $24,002 at October 31, 2021. See Note 4 – Stock.

The Company evaluated the promissory note in accordance with ASC 480 “Distinguishing Liabilities From Equity” because the promissory note (1) embodies an unconditional obligation and (2) requires the Company to settle the unconditional obligation by issuing a variable number of its common shares, and (3) is based on a monetary amount known as the lender will receive $133,333 ($80,000 principal divided by the Conversion Price). In accordance with ASC 480, the promissory note has been classified as stock settled debt and the Company recorded a $53,333 put premium liability. Effective May 17, 2019, the Company is accruing interest at the default rate of eighteen percent (18%) per annum from the due date thereof until paid.

As a result of the payment and conversion described above, the Company reclassified $37,332 of the put premium liability to additional paid in capital and as a result, the put premium liability balance is $16,001 at October 31, 2021.

During the six months ended October 31, 2021 and 2020, the Company recorded $4,872 and $7,259 of interest expense in the accompanying unaudited Statements of Operations and at October 31, 2021 and April 30, 2021, $42,991 and $38,119 of accrued interest was recorded in the accompanying Balance Sheets.

Convertible Secured Note Payable – initial tranche August 3, 2021 and second tranche September 15, 2021

On August 3, 2021, the Company signed a Senior Secured Convertible Note (the “Note”) in the aggregate principal amount of up to $750,000 with an original issue discount of 10% OID with an initial tranche of $130,000 (as the principal amount thereof may be increased pursuant to the terms thereof), convertible into shares of the Company’s $0.001 par value common stock.

Interest on the Note will be incurred at the rate of 12% per annum guaranteed and has a maturity date one year from the date of execution of the Note. In the event of an event of default, interest will be at the rate of twenty percent (20%) per annum, or the highest rate permitted by law, from the due date thereof until the same is paid.

The conversion price is a fixed $0.002 per share and conversion is not permitted for a minimum of six (6) months from the closing of each financing draw and pursuant to each draw, the Company will ensure that common stock is reserved for issuance on a one-to-one basis. If an Event of Default exists at any time after the Issue Date hereof, but prior to the Conversion Date has existed, the Conversion Price shall be the lesser of (i) $0.001 per share or (ii) seventy percent (70%) of the lowest trading price of the Common Stock during the ten (10) consecutive trading days including and immediately preceding the Conversion Date.

The Company received $102,100 of net proceeds from the issuance of the initial tranche of the Note after payment of $13,000 for the OID and $14,900 of debt issuance costs. The Company will have the option to prepay prior to maturity at 105% of the then outstanding Note principal and accrued interest.

F-28

MAJOR LEAGUE FOOTBALL, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

October 31, 2021

 NOTE 3 – DEBT (CONTINUED)

The Company evaluated the initial tranche in accordance with ASU 2020-06 “Debt—Debt with Conversion and Other Options” and determined that the conversion price is at a fixed rate. Further, due to the adoption of ASU 2020-06, no beneficial conversion feature was recorded. As a result, on the first tranche date of August 3, 2021, the Company recorded $130,000 as the liability with offsets of $13,000 for the OID and $14,900 of debt issue costs, both are being amortized to interest expense over the one-year term of the Note.

During the six months ended October 31, 2021, the Company recorded $3,633 for the amortization of the debt discount to interest expense and the debt discount balance was $11,267 at October 31, 2021. During the six months ended October 31, 2021, the Company recorded $3,170 for the amortization of the OID to interest expense and the OID balance was $9,830 at October 31, 2021.

Interest expense recorded in the accompanying unaudited Statements of Operations by the Company for the six months ended October 31, 2021 was $3,804. At October 31, 2021, the Company has recorded $3,804 of accrued interest, respectively in the accompanying unaudited Balance Sheet.

Second tranche – September 15, 2021

On September 15, 2021, the Company received a second tranche of $27,500 related to the Note in the aggregate principal amount of up to $750,000 as discussed above with a 10% OID, convertible into shares of the Company’s $0.001 par value common stock.

The terms for the second tranche are exactly the same as discussed above for the first tranche with interest at the rate of 12% per annum guaranteed, a maturity date one year from the date of execution of the Note and the conversion price is a fixed $0.002 per share and conversion is not permitted for a minimum of six (6) months from the closing of each financing draw and pursuant to each draw, the Company will ensure that common stock is reserved for issuance on a one-to-one basis.

The Company received $24,000 of net proceeds from the issuance of the second tranche of the Note after payment of $2,500 for the OID and $1,000 of debt issuance costs.

The Company evaluated the second tranche in accordance with ASU 2020-06 ASU 2020-06 “Debt—Debt with Conversion and Other Options” and determined that the conversion price is at a fixed rate. Further, due to the adoption of ASU 2020-06, no beneficial conversion feature was recorded. As a result, on the second tranche date of September 15, 2021, the Company recorded $27,500 as the liability for the Note with offsets of $2,500 for the OID and $1,000 of debt issue costs, both are being amortized to interest expense over the one-year term of the Note.

During the six months ended October 31, 2021, the Company recorded $126 for the amortization of the debt discount to interest expense and the debt discount balance was $874 at October 31, 2021. During the six months ended October 31, 2021, the Company recorded $315 for the amortization of the OID to interest expense and the OID balance was 2,185 at October 31, 2021.

Interest expense recorded in the accompanying unaudited Statements of Operations by the Company for the six months ended October 31, 2021 was $416. At October 31, 2021, the Company has recorded $416 of accrued interest, respectively in the accompanying unaudited Balance Sheet. See Note 8 – Subsequent Events.

F-29

MAJOR LEAGUE FOOTBALL, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

October 31, 2021

NOTE 4 – STOCK

Common Stock:

The Company is authorized to issue up to 600,000,000 shares of common stock at $0.001 par value per share. Effective November 3, 2020, the Company amended its Articles of Incorporation to increase authorized shares from 450,000,000 to 600,000,000. See Note 7 – Commitments and Contingencies for discussion related to authorized securities. At October 31, 2021, there were 453,166,609 shares issued and 451,666,609 shares outstanding. There are 1,500,000 shares issued to former officers that were terminated prior to their vesting period and excluded from the shares issued at October 31, 2021. Per the employment agreements, any unvested shares not yet released to employee shall be returned to Company treasury, and employee shall be entitled to no compensation for such shares. The Company plans to pursue the return of the unvested shares.

Common Stock Issued

Effective June 22, 2021, the Company issued 40,000 shares of common stock that were issuable at April 30, 2021.

Effective May 19, 2021, the Company granted 16,800,000 restricted $0.001 par value common shares to 14 key consultants, all of whom had made significant contributions to the Company over an extended period of time. All of the common shares were vested fully on the grant date. Of the 16,800,000 shares, 15,300,000 were issued between June 22, 2021 and July 2, 2021. The remaining 1,500,000 shares were not issued because the consultant had not been onboarded and signed the agreement. The 15,300,000 vested shares of common stock were valued at $0.0125 per share, the quoted market price on the date of grant and the Company recorded $191,250 of stock compensation expense in the accompanying unaudited Statement of Operations on the grant date of May 19, 2021.

From August 4, 2021 through August 10, 2021, the lender of a $55,000 convertible unsecured promissory note elected to convert the entire principal amount and $2,750 of accrued interest into 11,105,664 shares of the Company’s $0.001 par value common stock. See Note 3 – Debt.

On August 10, 2021, the lender of an original $80,000 convertible secured promissory note elected to convert $5,998 of the principal into 2,498,971 shares of the Company’s 0.001 par value common stock. See Note 3 – Debt.

From September 17, 2021 through September 27, 2021, the lender of a $41,000 convertible unsecured promissory note elected to convert the entire principal amount and $2,050 of accrued interest into 4,659,872 shares of the Company’s $0.001 par value common stock. See Note 3 – Debt.

F-30

MAJOR LEAGUE FOOTBALL, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

October 31, 2021

NOTE 5 – STOCK BASED COMPENSATION

The following table summarizes stock option activity of the Company for the six months ended October 31, 2021:

	Stock Options Outstanding
	Number of	Weighted Average Exercise	Weighted Average Remaining Contractual	Aggregate Intrinsic
	Options	Price	Life (Years)	Value
Outstanding, April 30, 2021	1,200,000	$0.05	4.21	$-
Outstanding, October 31, 2021	1,200,000	$0.05	2.70	$-
Exercisable, October 31, 2021	1,200,000	$0.05	2.70	$-

Effective May 19, 2021, the Company granted 9,150,000 warrants to 14 key consultants, all of whom had made significant contributions to the Company over an extended period of time. All of the warrants to purchase shares, were vested fully on the grant date. The terms of the warrants are an exercise price of $0.07 per share and an expiration date of January 31, 2024. Of the 9,150,000 warrants, 8,150,000 were issued between June 22, 2021 and July 2, 2021. The remaining 1,000,000 warrants were not issued because the consultant had not been onboarded and signed the agreement.

The Company evaluated the issuance of the issued warrants in accordance with ASC 505-50, Equity Based Payments to Non-Employees, using the Black Scholes Pricing Model to determine the fair value. The fair value for the stock warrants was $98,781, which was recorded to stock compensation expense on the grant date of May 19, 2021.

The Company used the following assumptions in estimating fair value:

Stock Price	$0.0125
Exercise Price	$0.070
Expected Remaining Term	2.68 years
Volatility	302%
Annual Rate of Quarterly Dividends	0.00%
Risk Free Interest Rate	0.01%

F-31

MAJOR LEAGUE FOOTBALL, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

October 31, 2021

NOTE 5 – STOCK BASED COMPENSATION (Continued)

The following table summarizes stock warrant activity of the Company for the six months ended October 31, 2021:

	Stock Warrants Outstanding
	Number of	Weighted Average Exercise	Weighted Average Remaining Contractual	Aggregate Intrinsic
	Warrants	Price	Life (Years)	Value

Outstanding, April 30, 2021	1,500,000	$0.13	0.77	$-
Issued May 19, 2021	8,150,000	$0.07	2.50	$-
Outstanding, October 31, 2021	9,650,000	$0.08	1.98	$-
Exercisable, October 31, 2021	9,650,000	$0.08	1.98	$-

NOTE 6 – RELATED PARTY TRANSACTIONS

At October 31, 2021 and April 30, 2021, the Company has recorded $195,600 and $177,868, respectively of accounts payable – related parties for Company related expenses. The October 31, 2021 balance of $195,600 is owed to the contract President, CEO, and member of the Board of Directors for payments made on behalf of the Company, which includes $153,350 of expenses related to a consulting agreement with the Company, $40,750 of expenses related to an office in home and $1,500 of advances made to the Company. Additionally, the balance at October 31, 2021 and April 30, 2021, includes $0 and $4,268, respectively paid by the contract Executive Vice President and a member of the Board of Directors on behalf of the Company.

On March 5, 2020 and August 12, 2020, a member of the Board of Directors, provided $55,000 of proceeds to the Company through the issuance of two Note Payables, one for $25,000 and another for $30,000. The Note Payable terms include an annual interest rate of 10% and are both payable on December 31, 2021, by virtue of an extension. For the six months ended October 31, 2021 and 2020, the Company recorded $2,772 and 1,917 of interest expense in the accompanying unaudited Statement of Operations and at October 31, 2021 and April 30, 2021, the Company has recorded $7,801 and $5,029,of accrued interest, related party in the accompanying Balance Sheets.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Commitments and Contingencies for the Company have not changed from the disclosures in the Form 10-K for the years ended April 30, 2021 and 2020, filed on July 29, 2021, except for the following:

F-32

MAJOR LEAGUE FOOTBALL, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

October 31, 2021

NOTE 7 – COMMITMENTS AND CONTINGENCIES (Continued)

Unpaid Taxes and Penalties

At October 31, 2021 and April 30, 2021, the Company owed the State of Delaware $110,154 for unpaid state income taxes from the tax year ended April 30, 2007. The Company does not owe income taxes for any other year than 2007. The unpaid state income taxes are included as state income taxes payable in accompanying unaudited Balance Sheet at October 31, 2021 and the audited balance sheet at April 30, 2021, respectively. Additionally, the Company owes the State of Delaware for penalties and interest from the tax year ending April 30, 2007 of $272,364 and $261,087, which is included as accrued expenses in the accompanying unaudited Balance Sheet at October 31, 2021 and the audited balance sheet at April 30, 2021, respectively. The Company has an agreement with the State of Delaware to pay a minimum per month. However, due to cash flow constraints, the Company has been unable to pay the minimum monthly amounts and is in default of the agreement that may cause additional interest and penalties and lead to other collection efforts by the State of Delaware.

NOTE 8 – SUBSEQUENT EVENTS

Effective November 4, 2021, the lender of a $48,000 convertible unsecured promissory note elected to convert the entire $48,000 of principal and $2,400 of accrued interest into 7,098,592 shares of the Company’s $0.001 par value common stock. See Note 3 – Debt. As a result of the conversion of the entire principal balance, the remaining debt discount balance of $1,513 will be amortized to interest expense and the put premium liability of $32,000 will be reclassified as an offset to additional paid in capital.

Effective November 5, 2021 the Company received a third tranche of $27,500 related to the Note in the aggregate principal amount of up to $750,000 (See Note 3 – Debt) with a 10% OID, convertible into shares of the Company’s $0.001 par value common stock.

The terms for the third tranche are exactly the same as the previous two tranches with interest at the rate of 12% per annum guaranteed, a maturity date one year from the date of execution of the Note and the conversion price is a fixed $0.002 per share and conversion is not permitted for a minimum of six (6) months from the closing of each financing draw and pursuant to each draw, the Company will ensure that common stock is reserved for issuance on a one-to-one basis.

The Company received $24,000 of net proceeds from the issuance of the third tranche of the Note after payment of $2,500 for the OID and $1,000 of debt issuance costs.

The Company evaluated the third tranche in accordance with ASU 2020-06 ASU 2020-06 “Debt—Debt with Conversion and Other Options” and determined that the conversion price is at a fixed rate. Further, due to the adoption of ASU 2020-06, no beneficial conversion feature was recorded. As a result, on the third tranche date of November 5, 2021, the Company recorded $27,500 as the liability for the Note with offsets of $2,500 for the original issue discount and $1,000 of debt issue costs, both are being amortized to interest expense over the one-year term of the Note.

On November 24, 2021, the Company signed a Senior Secured Convertible Note (the “Note”) in the aggregate principal amount of $315,000 with an original issue discount of 10% OID convertible into shares of the Company’s $0.001 par value common stock.

F-33

MAJOR LEAGUE FOOTBALL, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

October 31, 2021

NOTE 8 – SUBSEQUENT EVENTS (Continued)

Interest on the Note will be incurred at the rate of 12% per annum and has a maturity date one year from the date of execution of the Note. If there is an event of default, interest will be at the rate of sixteen percent (16%) per annum, or the highest rate permitted by law, from the due date thereof until the same is paid.

The conversion price is a fixed $0.008 per share and conversion is not permitted for a minimum of one hundred eight (180) days from the closing date and the Company will ensure that common stock is reserved for issuance on a one and one half (1.5x) coverage basis. If there is an event of default, the outstanding principal and accrued interest (including default interest) multiplied by 125% is due and payable and at the sole option of the noteholder, payment will be in either cash or the Company’s $0.001 par value common stock based upon the fixed $0.008 conversion price.

The Company issued ten million (10,000,000) non-returnable warrants with a five (5) year term with an exercise price of $0.035 per share into the Company’s $0.001 par value common stock. Additionally, the Company issued fifteen million (15,000,000) returnable warrants with a five (5) year term that can only be exercised upon an event of default at an exercise price of $0.03 per share into the Company’s $0.001 par value common stock. Both warrants include down round protection and are subject to any reverse split adjustment.

The Company received $255,820 of net proceeds from the issuance of the Note after payment of $31,500 for the OID and $27,680 of debt issuance costs. The Company will have the option to prepay at any time with no prepayment penalty.

The Company evaluated the Note in accordance with ASU 2020-06 ASU 2020-06 “Debt—Debt with Conversion and Other Options” and determined that the conversion price is at a fixed rate. Further, due to the adoption of ASU 2020-06, no beneficial conversion feature was recorded. As a result, on the Note date of November 5, 2021, the Company recorded $315,000 as the liability for the Note with offsets of $31,500 for the OID and $27,680 of debt issue costs, both are being amortized to interest expense over the one-year term of the Note.

In relation to the 15,000,000 contingently exercisable warrants issued, the Company evaluated the warrants in accordance with ASC 815-40 and determined that there was no scope exception and should be accounted for at the time of issuance. The Company evaluated both warrants and determined that there was no embedded conversion feature as the warrants contained a set exercise price with an adjustment only based upon customary items including stock dividends and splits, subsequent rights offerings and pro rate distributions. The Company calculated the relative fair value between the note and the warrants on the issue date utilizing the Black Scholes Pricing Model for the warrants. As a result, the Company allocated $143,001 to the warrants and will be recorded as a debt discount with an offset to additional paid in capital. The warrant calculations used the following assumptions; stock price $0.0116, warrant exercise price $0.035, expected term of 5 years, expected volatility of 316% and discount rate of 0.06%.

On the Note issue date of November 24, 2021, the Company recorded the warrant fair value of $143,001 for both warrants as a debt discount as an offset to the $315,000 note payable and will be amortized over the one-year term of the Note.

F-34

MAJOR LEAGUE FOOTBALL, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

October 31, 2021

NOTE 8 – SUBSEQUENT EVENTS (Continued

The Company utilized $217,509 of the net proceeds to pay off $185,000 of principal from a Senior Secured Convertible Note with a $750,000 facility that commenced August 3, 2021 in full – See Note 3 – Debt. The payoff included the $185,000 of principal, guaranteed interest of $22,044 and a 5% early payment premium of $8,665. Additionally, as a result of the payoff, the Company will amortize to interest expense the remaining debt discounts recorded of $14,515 related to OID and $13,141 of debt issue costs.

Effective December 9, 2021, the lender of a $53,000 convertible unsecured promissory note elected to convert the entire $53,000 of principal and $2,650 of accrued interest into 9,594,828 shares of the Company’s $0.001 par value common stock. See Note 3 – Debt. As a result of the conversion of the entire principal balance, the remaining debt discount balance of $1,800 will be amortized to interest expense and the put premium liability of $35,333 will be reclassified as an offset to additional paid in capital.

F-35

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of:

Major League Football, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Major League Football, Inc. (the “Company”) as of April 30, 2021 and 2020, the related statements of operations, changes in stockholders’ deficit and cash flows for each of the two years in the period ended April 30, 2021, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended April 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a net loss of $185,381 and net cash used in operating activities of $213,518 for the fiscal year ended April 30, 2021. The Company has a working capital deficit, stockholder’s deficit, and accumulated deficit of $4,319,993, $4,249,163, and $28,992,782 respectively, at April 30, 2021. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s Plan regarding these matters is also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328

Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920

www.salbergco.com • info@salbergco.com

Member National Association of Certified Valuation Analysts • Registered with the PCAOB

Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

F-36

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Derivative Liabilities

As described in Footnote 1 “Fair Value of Financial Instruments” to the financial statements, the Company recorded derivative transactions in prior years which had current year operating effects that resulted primarily in a net derivative gain from change in fair value of conversion option liability of $405,757, a reclassification from derivative liabilities to equity of $30,795 and derivative liabilities of $208,503 at April 30, 2021.

We identified the evaluation of instruments and contracts to determine whether there are derivatives to be recorded, the analysis of the accounting treatment and presentation for derivative transactions and the valuation of derivatives as critical audit matters. Auditing management’s analysis of the above critical audit matters was complex and involved a high degree of subjectivity.

The primary procedures we performed to address these critical audit matters included (a) Reviewed and tested management’s conclusions as to whether certain instruments or contracts qualified for derivative treatment by comparing management’s analysis and conclusions to authoritative and interpretive literature, (b) Compared the accounting treatment and presentation to that described by the authoritative and interpretive literature, (c) Tested management’s process for valuing derivatives by comparing it to generally accepted methodologies for valuing derivatives, (d) Tested management’s valuation of the derivatives by testing assumptions and data used in the valuation model including the term, volatility and interest rate, and (e) Recomputed the derivative valuations.

/s/Salberg & Company, P.A.

SALBERG & COMPANY, P.A.

We have served as the Company’s auditor since 2010.

Boca Raton, Florida

July 29, 2021

F-37

MAJOR LEAGUE FOOTBALL, INC.

BALANCE SHEETS

	April 30, 2021	April 30, 2020

ASSETS
CURRENT ASSETS
Cash	$19,778	$3,796
Prepaid consulting - related party	52,500	52,500
TOTAL CURRENT ASSETS	72,278	56,296

PROPERTY AND EQUIPMENT
Football equipment	46,223	46,223
Office equipment	11,000	11,000
TOTAL PROPERTY AND EQUIPMENT	57,223	57,223

OTHER ASSETS
Trademarks	2,000	2,000
Security deposits	11,607	11,517
TOTAL OTHER ASSETS	13,607	13,517

TOTAL ASSETS	$143,108	$127,036

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES
Accounts payable	$1,641,838	$1,551,400
Accounts payable - related parties	177,868	68,618
Accrued former officer compensation	740,000	740,000
Accrued expenses	338,251	316,686
State income taxes payable	110,154	110,154
Convertible unsecured promissory notes, net of $54,942 and $150,056 debt discounts and premiums	351,595	498,322
Convertible secured promissory notes, net of $53,333 and $65,372 put premiums	133,333	175,372
Conversion option liability	208,503	645,055
Notes payable	332,300	330,000
Notes payable, related party	55,000	27,300
Accrued former officer payroll taxes	37,111	37,111
Accrued interest	261,289	217,143
Accrued interest - related party	5,029	384

TOTAL CURRENT LIABILITIES	4,392,271	4,717,545

COMMITMENTS AND CONTINGENCIES (NOTE 8)

STOCKHOLDERS' DEFICIT
Common stock, $0.001 par value, 600,000,000 shares authorized;
419,562,102 and 153,359,858 shares issued and 418,062,102 and 151,859,858
shares outstanding at April 30, 2021 and April 30, 2020, respectively	418,062	151,860
Common stock issuable; 40,000 and 0 shares at April 30, 2021 and April 30, 2020, respectively	40	-
Additional paid-in capital	24,325,517	24,065,032
Accumulated deficit	(28,992,782)	(28,807,401)

TOTAL STOCKHOLDERS' DEFICIT	(4,249,163)	(4,590,509)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$143,108	$127,036

The accompanying notes are an integral part of these financial statements.

F-38

MAJOR LEAGUE FOOTBALL, INC.

STATEMENTS OF OPERATIONS

	For the Year Ended
	April 30, 2021	April 30, 2020

Operating Expenses
Professional fees	$246,560	$352,509
Write off of stadium lease deposit	-	30,000
General and administrative	139,626	198,514
Total Operating Expenses	386,186	581,023

Operating Loss	(386,186)	(581,023)

Other Income (Expense)
Tax penalties and interest	(21,616)	(20,414)
Interest expense	(179,586)	(499,121)
Settlement expense and cancellation of accounts payable	-	166,667
Other expense	(3,750)	(28,000)
Initial fair value of conversion option liability	-	(350,072)
Gain (loss) from change in fair value of conversion option liability	405,757	(198,193)
Total Other Income (Expense), net	200,805	(929,133)

Net Loss	$(185,381)	$(1,510,156)

Basic and Diluted Net Loss Per Share	$(0.00)	$(0.01)

Weighted Average Shares - Basic and Diluted	359,329,604	108,033,309

The accompanying notes are an integral part of these financial statements.

F-39

MAJOR LEAGUE FOOTBALL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED APRIL 30, 2021 AND 2020

					Additional		Total
	Common Stock		Common Stock Issuable		Paid-In	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit

Balance at April 30, 2019	92,993,073	$92,993	-	$-	$23,815,614	$(27,297,245)	$(3,388,638)

Conversion of convertible secured promissory note	9,310,025	9,310	-	-	45,690	-	55,000
Reclassification of put premium upon conversion of convertible secured promissory note	-	-	-	-	20,104	-	20,104
Conversion of convertible unsecured promissory notes	42,056,760	42,057	-	-	33,730	-	75,787
Reclassification of put premium upon conversion of convertible unsecured promissory note	-	-	-	-	32,434	-	32,434
Issuance of stock warrant with convertible unsecured promissory notes	-	-	-	-	24,960	-	24,960
Sale of common stock - $0.02 per share	2,500,000	2,500	-	-	47,500	-	50,000
Sale of common stock - $0.01 per share	5,000,000	5,000	-	-	45,000	-	50,000
Net loss, year ended April 30, 2020	-	-	-	-	-	(1,510,156)	(1,510,156)

Balance at April 30, 2020	151,859,858	$151,860	-	$-	$24,065,032	$(28,807,401)	$(4,590,509)

Conversion of convertible secured promissory note	21,820,000	21,820	-	-	8,180	-	30,000
Reclassification of put premium upon conversion of convertible secured promissory note	-	-	-	-	12,039	-	12,039
Conversion of convertible unsecured promissory notes and accrued interest	199,928,912	199,929	-	-	(28,852)	-	171,077
Reclassification of put premium upon conversion of convertible unsecured promissory note	-	-	-	-	144,816	-	144,816
Conversion of accrued interest on convertible secured promissory note	15,000,000	15,000	-	-	13,500	-	28,500
Reduction in fair value of conversion option liability for conversion of promissory notes	-	-	-	-	30,795	-	30,795
Sale of common stock - $0.004 per share	100,000	100	-	-	300	-	400
Sale of common stock - $0.002 per share	27,900,000	27,900	-	-	27,900	-	55,800
Sale of common stock - $0.025 per share	260,000	260	-	-	6,240	-	6,500
Common stock issuable from sale - $0.025 per share	-	-	40,000	40	960	-	1,000
Sale of common stock - $0.03 per share	193,332	193	-	-	5,607	-	5,800
Sale of common stock - $0.04 per share	1,000,000	1,000	-	-	39,000	-	40,000
Net loss, year ended April 30, 2021	-	-	-	-	-	(185,381)	(185,381)

Balance at April 30, 2021	418,062,102	$418,062	40,000	$40	$24,325,517	$(28,992,782)	$(4,249,163)

The accompanying notes are an integral part of these financial statements.

F-40

MAJOR LEAGUE FOOTBALL, INC.

STATEMENTS OF CASH FLOWS

	For the Year Ended,
	April 30, 2021	April 30, 2020

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(185,381)	$(1,510,156)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of debt discount on convertible secured promissory note	-	10,083
Amortization of debt discount on convertible unsecured promissory notes	4,010	181,256
Conversion fees on convertible unsecured promissory notes	3,750	3,000
Accretion of put premium liability	51,692	193,971
Initial fair value of conversion option liability	-	350,072
Loss (Gain) from change in fair value of conversion option liability	(405,757)	198,193
Settlement expense and cancellation of accounts payable	-	(166,667)
Write off of stadium lease deposit	-	(30,000)
Changes in operating assets and liabilities:
Prepaid consulting	-	(2,500)
Deposits	(90)	53,483
Accounts payable	90,438	133,484
Accounts payable - related parties	109,250	22,154
Accrued expenses	21,565	20,313
Accrued interest	92,360	86,548
Accrued interest - related party	4,645	384
Net cash used in operating activities	(213,518)	(456,382)

CASH FLOWS FROM INVESTING ACTIVITIES
Trademark legal and filing fees	-	(500)
Purchase of football equipment	-	(46,223)
Purchase of office equipment	-	(11,000)
Net cash used in investing activities	-	(57,723)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of convertible unsecured promissory notes, net of issue costs	90,000	302,200
Proceeds from issuance of notes payable	-	85,284
Proceeds from issuance of note payable - related party	30,000	25,000
Proceeds from issuance of common stock	108,500	100,000
Proceeds from common stock issuable	1,000	-
Net cash provided by financing activities	229,500	512,484

NET INCREASE (DECREASE) IN CASH	15,982	(1,621)
CASH - BEGINNING OF YEAR	3,796	5,417
CASH - END OF YEAR	$19,778	$3,796

The accompanying notes are an integral part of these financial statements.

F-41

MAJOR LEAGUE FOOTBALL, INC.

STATEMENTS OF CASH FLOWS (Continued)

	For the Year Ended,
	April 30, 2021	April 30, 2020
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
CASH PAID FOR INCOME TAXES	$-	$-
CASH PAID FOR INTEREST	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES
Reduction of put premium liability related to conversion of Convertible promissory notes	$156,855	$52,538
Reclass of conversion option liability to debt premium	$-	$78,005
Reduction in fair value of conversion option liability for conversion of promissory note	$30,795	$-
Issuance of stock warrant with convertible unsecured promissory notes	$-	$24,960
Conversion of convertible secured promissory note	$30,000	$55,000
Conversion of convertible unsecured promissory notes	$147,613	$52,734
Conversion of accrued interest on convertible secured promissory notes	$28,500	$-
Conversion of accrued interest on convertible unsecured promissory notes	$19,714	$20,053
Discounts related to derivative liabilities	$-	$96,790
Discounts related to convertible promissory notes	$6,000	$48,800
Discounts related to notes payable	$-	$14,716
Reclass note payable – related party to note payable	$2,300	$-

The accompanying notes are an integral part of these financial statements.

F-42

MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

History and Nature of Business

Major League Football, Inc. (the “Company” or “MLFB”) was originally incorporated as Universal Capital Management, Inc., a Delaware corporation, on August 16, 2004.

On June 5, 2014, we amended our certificate of incorporation to (i) effect a one-for-five (1:5) reverse split of our common stock; (ii) fix the number of authorized shares of common stock after the reverse split at one hundred and fifty million (150,000,000) shares of common stock; and (iii) authorize fifty million (50,000,000) shares of “blank check” preferred stock, $0.001 par value per share, to be issued in series, and all properties of the preferred stock to be determined by our board of directors. Accordingly, all share and per share amounts included in these financial statements have been retroactively adjusted to the beginning of the period to reflect the amendment to the certificate of incorporation for the reverse split.

Prior to July 13, 2014, our primary business was to identify and advise in development and market consumer products. Our strategy employed three primary channels: Direct Response Television (Infomercials), Television Shopping Networks and Retail Outlets. We sought to assist and enable entrepreneurs to introduce products to the consumer market. Entrepreneurs could leverage our experience and valuable business contacts in functions such as product selection, marketing development, media buying and direct response television production. Inventors and entrepreneurs submitted products or business concepts for our input and advice. We generated revenues from two primary sources (i) management of the entire business cycle of the consumer product and (ii) sales of consumer products, for which we received a share of net profits of consumer products sold.

On July 14, 2014, our Company entered into and closed a definitive Asset Purchase Agreement with Major League Football, LLC, a company formed in 2009, to establish, develop and operate a professional spring/summer football league to be known as Major League Football. Pursuant to the terms of the Asset Purchase Agreement, we issued Major League Football, LLC 8,000,000 shares of our common stock in exchange for assets of Major League Football, LLC primarily comprised of business plans and related proprietary documents, trademarks and other related intellectual property related to the development of the league. Also, the board of directors was expanded, a new management team was appointed, and several league consultants were retained by our Company.

Effective November 24, 2014, the Company amended its Certificate of Incorporation with the Secretary of State of the State of Delaware changing its name from Universal Capital Management, Inc.

Effective August 23, 2018, the Company filed a Certificate of Amendment to its Certificate of Incorporation. The prior authorized designated fifty million (50,000,000) shares of convertible preferred stock, par value $0.001 per share were re-designated to common stock. As a result, the Company has no authorized preferred stock.

Effective February 15, 2019, the Company amended its Articles of Incorporation to increase authorized shares of common stock from 200,000,000 to 300,000,000.

Effective October 30, 2019, the Company amended its Articles of Incorporation to increase authorized shares of common stock from 300,000,000 to 450,000,000.

Effective November 3, 2020, the Company amended its Articles of Incorporation to increase authorized shares from 450,000,000 to 600,000,000.

F-43

MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

For all of  the amendments above, written consent in accordance with Section 228 of the General Corporation Law of the State of Delaware was not adhered to. Given the exigent circumstances of the need to raise money imminently to save the Company and fund its primary business, the holders of a majority of the outstanding common stock entitled to vote as a class, were not provided written notice of the proposed amendment to the Certificate of Incorporation and the Company did not conduct a vote of the shareholders in favor of the adoption of the amendment to the Certificate of Incorporation. As a result, there is a risk that the State of Delaware could notify the Company that the amendments were not valid.

The Company is seeking to establish, develop and operate MLFB as a professional spring/summer football league. We intend to establish franchises in cities overlooked by existing professional sports leagues and provide fans with professional football in the National Football League (“NFL”) off-seasons, which will enable us to take a totally non-adversarial approach towards the NFL. We have commenced the process of leasing playing venues and acquiring football equipment. We have obtained required workers compensation insurance for certain states where we will play games.

MLFB plans to serve as a pipeline to develop players, coaches, officials, scouts, trainers, and all other areas of the game that the NFL needs today. We will also give NFL representatives the opportunity to view our team practices, game footage, practice tapes and confer with league coaches, team officials and staff. We believe this will provide our league with recognition and demonstrate our economic model and the market’s desire for spring football.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As reflected in the accompanying financial statements, the Company had a net loss of $185,381 and $1,510,156 for the years ended April 30, 2021 and 2020, respectively. Additionally, the Company had net cash used in operating activities of $213,518 and $456,382 for the years ended April 30, 2021 and 2020, respectively. At April 30, 2021, the Company has a working capital deficit of $4,319,993, an accumulated deficit of $28,992,782 and a stockholders’ deficit of $4,249,163, which could have a material impact on the Company’s financial condition and operations. At April 30, 2021, the Company does not have sufficient cash resources or current assets to pay its obligations.

In view of these matters, recoverability of asset amounts shown in the accompanying financial statements is dependent upon the Company’s ability to achieve profitability. These matters raise substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the issuance date of this report. Since inception, the Company has financed its activities from the sale of equity securities and from loans. The Company intends on financing its future activities and its working capital needs largely from the sale of public equity securities and debt securities, until such time that funds provided by operations, if ever, are sufficient to fund working capital requirements. The financial statements do not include any adjustments relating to the recoverability or classification of recorded assets and liabilities that might result should the Company be unable to continue as a going concern.

F-44

MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In March 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. Subsequently, the COVID-19 pandemic has continued to spread and various state and local governments have issued or extended “shelter-in-place” orders, which have impacted and restricted various aspects of the Company’s operations. The spread of the pandemic has caused severe disruptions in the global economy and financial markets and could potentially create widespread business continuity issues of an unknown magnitude and duration.

MLFB is in the process of hiring several well-known and experienced coaches, scouts, and trainers as well as individuals looking to improve their skills in these areas. We believe this will provide MLFB with the recognition and credibility to demonstrate the viability of our economic model as well as the market’s desire for spring football. Management, as noted in a recent Form 8-K filing, studied in depth the possibility of having a Demonstration Season in the summer of 2021 as a means of introducing MLFB as a league and overcoming some of the difficulties encountered because of Covid-19.  While the pandemic has gradually eased and crowd capacities increased, this occurred too late in the process to commence a Demonstration Season. In addition, our analysis of the cost for playing three games plus television, exceeded $3 million. As anxious as we, our shareholders and fans are to get started, management and our Board of Directors believe that the cost/ reward ratio and time challenges dictated that we allocate those resources to our planned 2022 football season.  This would include preparation for a launch with training camp beginning in April 2022, subject to us receiving the required funding. The Demonstration Season was probably going to generate minimal revenue and we did not want to rush our product to the field.  Covid-19 remediation costs were still going to be high but are trending down as new detection products come on the market. While frustrating to many constituents, our management style has been cautious, and its cornerstone has been to minimize known risks. We believe that the planned spring 2022 football season will allow us to put an economically sustainable league and product on the field.

The Company has engaged the services of a well-known and respected investment bank headquartered in New York to assist in that effort.  In addition, our management has been engaged with several high net-worth individuals and funds who have expressed an interest in being part of our League as investors.

In view of these matters, recoverability of any asset amounts shown in the accompanying financial statements is dependent upon the Company’s ability to achieve a level of profitability. These matters raise substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the date of the filing of the Company’s Form 10-K with the Securities and Exchange Commission (“SEC”). Since inception, the Company has financed its activities from the sale of equity securities and from loans. The Company intends on financing its future development activities and its working capital needs from the sale of public equity securities and debt securities, until such time that funds provided by operations, if ever, are sufficient to fund working capital requirements.

We require short-term financing as well as financing over the next 12 months and as noted in previous filings, the Company has been pursuing short term financing of approximately $3 million followed by a tiered subsequent raise of approximately $27 million between the end of calendar 2021 and the first calendar quarter of 2022.  However, as discussed previously, the impact of the COVID-19 pandemic may have material and adverse effects on our ability to successfully obtain the required capital in this timeframe.

F-45

MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In relation to this anticipated capital raise to new investors, the Company increased its authorized shares of common stock by 150,000,000 to 600,000,000 authorized shares during the year ended April 30, 2021.  Should a Demonstration Season be pursued in late spring and summer of 2022, rather than a full schedule, the funds required by the Company at this time may be substantially less than the $27 million referred to above. The majority of the $27 million would be used to fund a full spring 2022 football season. The financial statements do not include any adjustments relating to the recoverability or classification of recorded assets and liabilities that might result should the Company be unable to continue as a going concern.

SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future, actual results could differ from the estimates. Significant estimates in the accompanying financial statements include the valuation of derivative liabilities, estimates of loss contingencies, valuation of equity-based instruments issued for other than cash and valuation allowance on deferred tax assets.

Cash and Cash Equivalents

For the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at April 30, 2021 and 2020.

Concentrations - Concentration of Credit Risk

Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of cash. At April 30, 2021 and 2020, the Company did not have deposits with a financial institution that exceeded the FDIC deposit insurance coverage and determined that it had no cash equivalents.

Property and Equipment

The Company has $57,223 of football and office equipment at April 30, 2021 and 2020, respectively. The football and office equipment are held in storage to be utilized in future planned league operations. For financial accounting purposes, depreciation for the football and office equipment will be computed by the straight-line method over an estimated useful life of 3 to 7 years. There was no depreciation expense for the years ended April 30, 2021 or 2020, respectively, because the football and office equipment is held in storage and has not been put into use because football operations have not commenced.  For the year ended April 30, 2020, the Company wrote off $125,000 of previously recorded football equipment from a vendor claim that the Company disputes as the product was not delivered.

F-46

MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of Long-Lived Assets

In accordance with ASC 360-10, “Long-lived assets,” which include property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the assets. Fair value is generally determined using the asset’s expected future discounted cash flows or market value, if readily determinable.

 Convertible Promissory Notes and Related Embedded Derivatives

We account for the embedded conversion option contained in convertible instruments under the provisions of FASB ASC Topic No. 815-40, “Derivatives and Hedging – Contracts in an Entity’s Own Stock”. The embedded conversion option contained in the convertible instruments were accounted for as derivative liabilities at the date of issuance and shall be adjusted to fair value through earnings at each reporting date. The fair value of the embedded conversion option derivatives was determined using the Binomial Option Pricing model. On the initial measurement date, the fair value of the embedded conversion option derivative was recorded as a derivative liability and was allocated as debt discount up to the proceeds of the notes with the remainder charged to current period operations as initial derivative expense. Any gains and losses recorded from changes in the fair value of the liability for derivative contract is recorded as a component of other income (expense) in the accompanying Statements of Operations.

The Company follows ASU 260 regarding changes to the classification of certain equity-linked financial instruments (or embedded features) with down round features and clarifies existing disclosure requirements for equity-classified instruments. For freestanding equity-classified financial instruments, entities that present earnings per share (“EPS”) in accordance with Topic 260, to recognize the effect of the down round feature when it is triggered. That effect is treated as a dividend and as a reduction of income available to common shareholders in basic EPS. Convertible instruments with embedded conversion options that have down round features would be subject to the specialized guidance for contingent beneficial conversion features (in Subtopic 470-20, Debt—Debt with Conversion and Other Options), including related guidance in Topic 260.

Convertible Notes With Variable Conversion Options

The Company has entered into convertible promissory notes, some of which contain variable conversion options, whereby the outstanding principal and accrued interest may be converted, by the holder, into common shares at a fixed discount to the price of the common stock at the time of conversion. The Company treats these convertible promissory notes as stock settled debt under ASC 480, “Distinguishing Liabilities from Equity” and measures the fair value of the notes at the time of issuance, which is the result of the share price discount at the time of conversion and records the put premium as accretion to interest expense to the date of first conversion.

F-47

MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

ASC 820, Fair Value Measurements and Disclosures requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 prioritizes the inputs into three levels to be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities with quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments consist principally of cash, football equipment, accounts payable, unsecured convertible notes payable, secured convertible notes payable, notes payable, and notes payable – related party. Pursuant to ASC 820, Fair Value Measurements and Disclosures and ASC 825, Financial Instruments, the Company believes that the recorded values of the other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Assets and liabilities measured at fair value on a recurring basis and the carrying value consist of the following at April 30, 2021 and 2020:

	April 30,	Fair Value Measurements at April 30, 2021
	2021	Level 1	Level 2	Level 3
Conversion option liability	$208,503	$-	$-	$208,503

	April 30,	Fair Value Measurements at April 30, 2020
	2020	Level 1	Level 2	Level 3
Conversion option liability	$645,055	$-	$-	$645,055

F-48

MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following is a summary of activity of Level 3 assets and liabilities for the years ended April 30, 2021 and 2020:

Embedded Conversion Option Liability
Balance – April 30, 2019	$78,005
Initial value of conversion option liability	350,072
Initial value of debt discount of conversion option liability	96,790
Loss from change in the fair value of conversion option liability	198,193
Reclass of conversion option liability to debt premium	(78,005)
Balance – April 30, 2020	$645,055

Embedded Conversion Option Liability
Balance – April 30, 2020	$645,055
Reduction in fair value of conversion option liability for conversion of promissory note	(30,795)
Gain from change in the fair value of conversion option liability	(405,757)
Balance – April 30, 2021	$208,503

Changes in fair value of the conversion option liability are included as a separate Other Income (Expense) item in the accompanying Statement of Operations.

Leases

The Company follows ASC 842 regarding leases whereby lessees need to recognize leases on their balance sheet as a right of use asset and a corresponding lease liability. We have elected to exclude leases with a lease term of one year or less. Accordingly, we have no leases over one year.

Revenue Recognition

The Company will recognize revenue in accordance with the five-step method prescribed by ASC 606 “Revenues from Contracts with Customers”.

League Tryout Camps

The Company will recognize league tryout camp revenue on the dates that the tryout camps are held. There were no tryout camps held by the Company during the years ended April 30, 2021 or 2020, respectively.

Football League Operations

The Company will recognize revenue from future football league operations including gate, parking and concessions, stadium advertising and merchandising, licensing fees, sponsorships, naming rights, broadcast and cable, franchise fees, social media and on-line digital media including merchandising, advertising, and subscriptions. The Company football operations had not commenced as of April 30, 2021.

F-49

MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Deferred income tax assets and liabilities arise from temporary differences associated with differences between the financial statements and tax basis of assets and liabilities, as measured by the enacted tax rates, which are expected to be in effect when these differences reverse.

Deferred tax assets and liabilities are classified as current or non-current, depending upon the classification of the asset or liabilities to which they relate. Deferred tax assets and liabilities not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce the deferred tax assets to the amount expected to be realized.

The Company follows the provisions of FASB ASC 740-10 “Uncertainty in Income Taxes” (ASC 740-10). Certain recognition thresholds must be met before a tax position is recognized in the financial statements. An entity may only recognize or continue to recognize tax positions that meet a “more-likely-than-not” threshold. At April 30, 2021 and 2020, the Company does not believe it has any uncertain tax positions that would require either recognition or disclosure in the accompanying financial statements.

Stock Based Compensation

The Company records stock-based compensation in accordance with ASC 718, “Stock Compensation”. ASC 718 requires the fair value of all stock-based employee compensation awarded to employees and non-employees to be recorded as an expense over the shorter of the service period or the vesting period. The Company values employee and non-employee stock-based compensation at fair value using the Black-Scholes Option Pricing Model.

Net Loss per Share of Common Stock

The Company computes net earnings (loss) per share in accordance with ASC 260-10, “Earnings per Share.”, which requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period and diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

F-50

MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities that could potentially dilute earnings per share in the future at April 30, are as follows:

	2021	2020
Warrants to purchase common stock	1,500,000	1,800,000
Options to purchase common stock	1,200,000	1,200,000
Conversion of convertible unsecured promissory notes	21,110,215	428,952,756
Conversion of convertible secured promissory notes	14,130,497	102,124,456
Total	37,940,712	534,107,212

Contingencies

Certain conditions may exist as of the date the financial statements are issued which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Company management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be reasonably estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable would be disclosed. The Company does not include legal costs in its estimates of amounts to accrue.

Related Parties

Parties are related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all related party transactions.

New Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40)”. This ASU reduces the number of accounting models for convertible debt instruments and convertible preferred stock.  As well as amend the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions.  In addition, this ASU improves and amends the related EPS guidance. This standard is effective for MLFB on May 1, 2022, including interim periods within those fiscal years.  Adoption is either a modified retrospective method or a fully retrospective method of transition. We are currently assessing the impact the new guidance will have on our financial statements.

F-51

MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In October 2019, the FASB issued ASU 2019-12, which affects general principles within Topic 740, Income Taxes. The amendments of ASU 2019-12 are meant to simplify and reduce the cost of accounting for income taxes. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company believes that the adoption of this new accounting guidance will not have a material impact on its financial statements and footnote disclosures.

The Company has evaluated other recent accounting pronouncements and their adoption, and has not had, and is not expected to have, a material impact on the Company’s financial position or results of operations. Other new pronouncements issued but not yet effective until after April 30, 2021 are not expected to have a significant effect on the Company’s financial position or results of operations.

NOTE 2 – ACCRUED EXPENSES

The Company has recorded accrued expenses that consisted of the following:

	April 30, 2021	April 30, 2020
Penalties and interest - unpaid state income tax	$261,087	$239,522
Unpaid federal income tax	1,764	1,764
Legal settlement (See Note 8 – Commitments and Contingencies)	70,000	70,000
Late charges on unpaid promissory note	5,400	5,400
Total Accrued Expenses	$338,251	$316,686

NOTE 3 – DEBT

	April 30, 2021	April 30, 2020
Notes Payable:
Aug 28, 2015. No stated interest and principal payable on demand. (Reclassed from Related Party)	$2,300	$-
Nov.18, 2015. Interest at 8% and principal payable on demand. In Default	100,000	100,000
Jun. 6, 2016. Interest at 4% and principal payable on demand.	10,000	10,000
Aug. 4, 2016. Interest at 8% and principal payable on demand.	35,000	35,000
Sep. 27, 2016. Interest at 4% and principal payable on demand.	30,000	30,000
Sep. 29, 2016. Interest at 4% and principal payable on demand.	5,000	5,000
Sep. 29, 2016. Interest at 4% and principal payable on demand.	30,000	30,000
Oct. 3, 2016. Interest at 4% and principal payable on demand.	20,000	20,000
Sep. 25, 2019. Interest at 8% and principal and interest due Mar. 25, 2020 In Default with interest recorded at 22% default rate	70,000	70,000
Apr. 9, 2020.Interest at 8% and principal due Oct. 9, 2020 In Default with interest recorded at 24% default rate	30,000	30,000
Total Notes Payable	$332,300	$330,000

F-52

MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 3 – DEBT (CONTINUED)

At April 30, 2021 and April 30, 2020, the Company has recorded $332,300 and $330,000 of Notes Payable, respectively.  At April 30, 2021, the Company has reclassed $2,300 of previously recorded Notes Payable, Related Party from a former officer of the Company. The former officer is no longer a related party and there is no formal agreement, and no interest is being accrued by the Company with the principal due on demand.

The $332,300 of Notes Payable at April 30, 2021 includes $230,000 from seven third parties and the principal and interest are payable on demand with an interest rate ranging from 4% to 8% annually. Included in the $230,000 balance are the following in default at April 30, 2021 (1) a $100,000 Note Payable dated November 18, 2015, for which the lender requested payment, and the Company recorded a $5,400 late fee that is included in accrued expenses in the accompanying Balance Sheets at April 30, 2021 and April 30, 2020,  (2) a $70,000 Note Payable dated September 25, 2019 and due March 25, 2020 that the Company is recording default interest at a rate of 22% and (3) a $30,000 Note Payable dated April 9, 2020 and due October 9, 2020 that the Company is recording default interest at a rate of 22%.

On September 25, 2019, the Company received $55,284 of net proceeds from the issuance of a $70,000 face value note payable with debt issue costs paid to or on behalf of the lender of $5,500 and an original issue discount of $9,216. Additionally, the lender directly paid $11,000 to a third party for the purchase for the Company of office equipment that is recorded as property and equipment at April 30, 2020. The terms include interest accrued at 8% annually and the principal and accrued interest were payable on March 25, 2020. The principal and accrued interest were not paid on the due date of March 25, 2020 and as a result, the note payable is in default and default interest at 22% is being utilized as of the due date. At April 30, 2021, the Company had not received an extension of the due date. See Note 8 – Commitments and Contingencies.

On the note issue date of September 25, 2019, the Company recorded the following debt discounts as offsets to the $70,000 Note Payable and will be amortized over the six-month term: (1) original issue discount of $9,216 and (2) debt issue costs of $5,500. For the period from the note issue date of September 25, 2019 to April 30, 2020, the Company recorded $14,716 for the full amortization of the debt discounts discussed above and recorded to interest expense in the accompanying Statement of Operations.

The promissory note specifies that in the event that the Company completes any offering or sale of securities after the date of the promissory note, the proceeds of each such offering shall first be applied to the repayment of the promissory note until the same shall have been paid and satisfied in full. The promissory note also specifies that on or before December 31, 2019, the Company shall have had a special meeting of the stockholders of the Company for the purpose of electing a duly elected and constituted board of directors. See Note 8 – Commitments and Contingencies.

The promissory note specifies that in the event that the Company completes any offering or sale of securities after the date of the promissory note, the proceeds of each such offering shall first be applied to the repayment of the promissory note until the same shall have been paid and satisfied in full. The promissory note also specifies that on or before December 31, 2019, the Company shall have had a special meeting of the stockholders of the Company for the purpose of electing a duly elected and constituted board of directors. See Note 8 – Commitments and Contingencies.

F-53

MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 3 – DEBT (CONTINUED)

On April 9, 2020, the Company received $30,000 of proceeds from the issuance of a note payable with terms including interest accrued at 8% annually and the principal and interest were payable in six months on October 9, 2020. The principal and accrued interest were not paid on the due date of October 9, 2020 and as a result, the note payable is in default and default interest at 24% is being utilized as of the due date. At April 30, 2021, the Company had not received an extension of the due date. See Note 8 – Commitments and Contingencies.

For the years ended April 30, 2021 and 2020, the Company recorded $35,069 and $19,227 of interest expense for Notes Payable in the accompanying Statement of Operations and at April 30, 2021 and 2020, the Company has recorded $100,817 and $65,748, respectively related to Notes Payable as accrued interest in the accompanying Balance Sheets.

	April 30, 2021	April 30, 2020
Notes Payable, Related Party:
Aug. 28, 2015. No stated interest and principal payable on demand.	$-	$2,300
Mar. 5, 2020. Interest at 10% and principal due August 31, 2021	25,000	25,000
Aug. 12, 2020. Interest at 10% and principal due December 31, 2021.	30,000	-
Total Notes Payable – Related Party	$55,000	$27,300

At April 30, 2021, the Company has reclassed $2,300 of previously recorded Notes Payable, Related Party from a former officer of the Company to Notes Payable as the former officer is no longer a related party (See above).

On March 5, 2020, the Company received $25,000 of proceeds from the issuance of a note payable with a director of the Company. The terms including interest accrued at 10% annually and the principal and interest are payable on August 31, 2021, by virtue of an extension. See Note 7 – Related Parties.

On August 12, 2020, the Company received $30,000 of proceeds from the issuance of a note payable with a director of the Company. The terms including interest accrued at 10% annually and the principal and interest are payable on December 31, 2021, by virtue of an extension. See Note 7 – Related Parties.

For the years ended April 30, 2021 and 2020, the Company recorded $4,645 and $384 of interest expense in the accompanying Statement of Operations and at April 30, 2021 and 2020, the Company has recorded $5,029 and $384,of accrued interest, related party in the accompanying Balance Sheets.

F-54

MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 3 – DEBT (CONTINUED)

	April 30, 2021	April 30, 2020
Convertible Unsecured Promissory Notes:
April 14, 2016 - Interest at 5% - principal and interest due 12 months from issuance date. In Default	$50,000	$50,000

May 2, 2019 - Interest at 10% - principal and interest due August 2, 2020.	12,170	51,350

May 8, 2019 - Interest at 12% - principal and interest due February 8, 2020. In Default with interest recorded at default rate of 24%	138,483	145,916

December 5, 2019, Interest at 10% - principal and interest due December 5, 2020	-	63,000

January 21, 2020, Interest at 10% - principal and interest due January 21, 2021	-	38,000

February 3, 2021, Interest at 10% - principal and interest due February 3, 2022	55,000	-

March 17, 2021, Interest at 10% - principal and interest due March 17, 2022	41,000	-

Plus: put premium	60,942	154,066

Less: debt discount	(6,000)	(4,010)

Total Convertible Unsecured Notes Payable, net of debt discount and put premium	$351,595	$498,322

In April 2016, the Company recorded a $50,000 convertible unsecured promissory note. The terms include interest at 5% annually and the principal and interest were payable in one year on April 14, 2017. The unsecured convertible promissory note is in default at April 30, 2021 and the note holder has several remedies including calling the principal amount and accrued interest due and payable immediately. The note holder, at its sole discretion, has the right to convert the principal amount, along with all accrued interest, into shares of the Company’s common stock at the conversion price of $0.30 per share, or 208,743 shares of common stock at April 30, 2021.

Interest expense recorded in the accompanying Statement of Operations by the Company for the years ended April 30, 2021 and 2020 was $2,500 and $2,507, respectively.  At April 30, 2021 and April 30, 2020, the Company has recorded $12,623 and $10,123 of accrued interest, respectively in the accompanying Balance Sheet.

Convertible Unsecured Promissory Note – May 2, 2019

On May 2, 2019, the Company signed a Securities Purchase Agreement (“SPA”) with an investor that provides for the issuance of two 10% convertible promissory notes in the aggregate principal amount of $200,000, comprised of a First Note of $100,000 and a Back-End Note of $100,000, convertible into shares of common stock of the Company.

F-55

MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 3 – DEBT (CONTINUED)

The First Note shall be paid for by the Company as detailed below. The Back-End Note shall be paid for by the issuance of an offsetting secured promissory note issued by the investor to the Company (“Buyer Note”), provided that prior to conversion of the Back-End Note, the Investor must have paid of the Buyer Note in cash such that the Back-End Note may not be converted until it has been paid for in cash by the Investor. The Company may reject the Back-End Note by giving thirty (30) day prior written notice. Such notice must be given 30 days prior to the six (6) month anniversary of the Back-End Note. The cash funding of the Back-End Note is contingent on the Company maintaining a closing bid price at all times in excess of $0.008 per share.

On May 2, 2019 (the Original Issue Date (OID), the Company received $85,450 of net proceeds for working capital purposes from the issuance of a $100,000 face value convertible redeemable promissory note (First Note”) with debt issue costs paid to or on behalf of the lender of $12,400 and an original issue discount of $2,150. The terms include interest accrued at 10% annually and the principal and interest payable are payable in one year on May 2, 2020. All interest will be paid in common stock of the Company. Any amount of the principal or interest on this First Note which is not paid when due shall bear Interest at the rate of the lower of Twenty-four Percent (24%) per annum, or the highest rate permitted by law, from the due date thereof until the same is paid. The First Note is exchangeable for an equal principal amount of notes of different denominations, as requested by the lender surrounding the same. The First Note was due and payable on August 2, 2020, by virtue of a signed extension. At April 30, 2021, the First Note is in default. However, the lender has not notified the Company of the default in writing but, the lender has several remedies including calling the principal amount and accrued interest due and payable immediately. The promissory note includes customary affirmative and negative covenants of the Company.

The lender has the right at any time after the effective date, at its election, to convert all or part of the outstanding and unpaid principal sum and accrued interest into shares of common stock of the Company, subject to certain conversion limitations set forth in the promissory note and certain price protection described below, as per the conversion formula: Number of shares receivable upon conversion equals the dollar conversion amount divided by the Conversion Price. The Conversion Price is equal to Sixty Percent (60%) of the of the average of the two lowest trades of the Common Stock during the fifteen (15) trading Days immediately preceding a conversion date (“Conversion Price”). The Conversion Price is subject to “full ratchet” and other customary anti-dilution protections.

The principal amount of the First Note, initially $100,000, may be prepaid in full solely during the dates set forth below, which shall be subject to the following upward adjustments, subject to the payment period upon which the date all amounts hereunder are paid in full by the Borrower occurs. Subsequent to 180 days after the Issue Date, the Company has no right or option to prepay the principal amount.

Date of Note Satisfaction	Payment Amount
0 to 60 days after the OID	112% of principal amount plus accrued interest
61 to 120 days after the OID	124% of principal amount plus accrued interest
121 to 180 days after the OID	136% of principal amount plus accrued interest

The Company evaluated the First Note in accordance with ASC 480 “Distinguishing Liabilities From Equity” because the First Note (1) embodies an unconditional obligation, (2) requires the Company to settle the unconditional obligation by issuing a variable number of its common shares, and (3) is based solely on a fixed monetary amount known at inception as the lender will receive $166,667 ($100,000 principal divided by the Conversion Price). In accordance with ASC 480, the First Note was classified as stock settled debt and on the note issue date of May 2, 2019, the Company recorded a $66,667 put premium liability with an offset to interest expense.

F-56

MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

 NOTE 3 – DEBT (CONTINUED)

From November 18, 2019 to April 15, 2020, the lender converted $48,650 of the principal amount of the First Note and $3,444 of accrued interest into 22,167,880 shares of the Company’s common stock. At April 30, 2020, the principal balance of the First Note was $51,350. As a result of the partial conversions, the Company reclassified $32,434 of the put premium liability as an offset to Additional Paid in Capital and the put premium liability balance was $34,233 at April 30, 2020.

From May 7, 2020 to August 17, 2020, the lender converted $39,180 of the principal amount of the First Note and $4,248 of accrued interest into 43,748,599 shares of the Company’s common stock. At April 30, 2021, the principal balance of the First Note was $12,170. As a result of the partial conversions, the Company reclassified $24,983 of the put premium liability as an offset to Additional Paid in Capital and the put premium liability balance was $9,250 at April 30, 2021. See Note 5 – Stock.  On January 25, 2021, the lender requested a $6,000 conversion of  the principal amount and $1,183 of accrued interest into 4,057,954 shares of the Company’s common stock.  However, the Company did not have sufficient shares to be issued for the conversion.  In accordance with the First Note, because the shares could not be issued, an event of default occurred, and the Company would pay the lender a penalty of $250 per day the shares are not issued beginning on the 4th day after the conversion notice was delivered to the Company. This penalty shall increase to $500 per day beginning on the 10th day.  The Company calculated a $43,250 penalty at April 30, 2021.  However, the lender provided a written waiver of the Event of Default to the Company and no penalty was record by the Company.  However, the lender has several available remedies including calling the principal amount and accrued interest due and payable immediately. See Note 8 – Commitments and Contingencies.

On May 2, 2019, the Company recorded the following as offsets to the First Note to be amortized over the 1-year term: (1) original issue discount of $2,150 and (2) debt issue costs of $12,400, or a total of $14,550. For the year ended April 30, 2021, the Company recorded $40 for the final amortization of the remaining debt discounts to interest expense in the accompanying Statement of Operations and as a result, at April 30, 2021, the remaining unamortized balance was $0.

Interest expense recorded in the accompanying Statements of Operations by the Company was $1,709 for the year ended April 30, 2021 and $8,773 for the year ended April 30, 2020.  At April 30, 2021 and April 30, 2020, the Company has recorded $2,790 (net of $4,248 converted above) and $5,329 (net of $3,444 converted) of accrued interest, respectively in the accompanying Balance Sheets.

Convertible Unsecured Promissory Note – May 8, 2019

On May 8, 2019, the Company signed a SPA with an Investor that provides for the issuance of a 12% convertible promissory note in the principal amount of $150,000. In connection with the issuance of the promissory note, the Company issued a common stock purchase warrant to purchase 1,500,000 shares of the Company common stock as a commitment fee to the Investor.

On May 8, 2019, the Company received $121,750 of net proceeds for working capital purposes from the issuance of a $150,000 face value convertible promissory note with debt issue costs paid to or on behalf of the lender of $28,250. The terms include interest accrued at 12% annually and the principal and any amount of the principal or interest on the promissory note which is not paid when due shall bear interest at the rate of the lower of twenty-four percent (24%) per annum, or the highest rate permitted by law, from the due date thereof until the same is paid. The promissory note was due and payable on February 8, 2020 and is currently in default.

F-57

MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 3 – DEBT (CONTINUED)

The lender has the right at any time after the effective date, to convert all or part of the outstanding principal, accrued interest and $750 of conversion fees into shares of common stock of the Company, subject to certain conversion limitations set forth in the promissory note and certain price protection described below, as per the conversion formula:

Number of shares receivable upon conversion equals the dollar conversion amount divided by the Conversion Price. The Conversion Price is equal to the lower of (1) the lowest trade during the previous twenty-five (25) trading days or (2) Sixty-One Percent (61%) of the of the lowest trade during the twenty-five (25) trading days immediately preceding a conversion date. The Conversion Price is subject to “full ratchet” and other customary anti-dilution protections. The promissory note contains customary affirmative and negative covenants of the Company. Additionally, the Company issued the lender a common stock purchase warrant with a three (3) year term to acquire 1,500,000 shares of common stock at an exercise price of $0.10 per share.

The principal amount of the promissory note, initially $150,000, may be prepaid in full solely during the dates set forth below, which shall be subject to the following upward adjustments, subject to the payment period upon which the date all amounts hereunder are paid in full by the Borrower occurs, as follows:

Date of Note Satisfaction	Payment Amount
0 to 90 days after the Issue Date	125% of principal amount plus accrued interest
91 to 180 days after the Issue Date	135% of principal amount plus accrued interest

Subsequent to 180 days after the Issue Date, the Company has no right or option to prepay the principal amount and the Company did not prepay the promissory note within the allowed timeframe.

The Company evaluated the promissory note in accordance with ASC 815 “Derivatives and Hedging” and determined that there was a conversion option feature that should be bifurcated and accounted for as a conversion option liability in the balance sheet at fair value. The initial valuation and recording of the conversion option liability was $446,862, using the Binomial Lattice Option Pricing Model with the following assumptions: stock price $0.02, conversion price $0.0067, expected term of 9 months, expected volatility of 383% and discount rate of 2.38%. The initial $446,862 conversion option liability assumed that 22,354,694 shares would be issued upon conversion of the promissory note.

The Company evaluated the warrant and determined that there was no embedded conversion feature as the warrant contained a set exercise price with an adjustment only based upon customary items including stock dividends and splits, subsequent rights offerings, and pro-rata distributions. The Company calculated the relative fair value between the note and the warrant on the issue date utilizing the Black Scholes Pricing Model for the warrant. As a result, the Company allocated $24,960 to the warrant and recorded as debt discount with an offset to additional paid in capital. The warrant calculation used the following assumptions: stock price $0.02, warrant exercise price $0.10, expected term of 3 years, expected volatility of 383% and discount rate of 2.38%.

On the note issue date of May 8, 2019, the Company recorded the following debt discounts as offsets to the $150,000 promissory note to be amortized over the nine-month term of the note: (1) debt issue costs of $28,250, (2) warrant fair value of $24,960 and (3) conversion option liability of $96,790. As a result, the Company recorded a $326,275 expense for the initial fair value of the conversion option liability, recorded as a separate item in Other Income (Expense).

F-58

MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 3 – DEBT (CONTINUED)

As a result of the Company not paying the promissory note and accrued interest on the due date of February 8, 2020, the promissory note is in default at April 30, 2021 with interest accrued at the default rate of 24%. However, the lender has not notified the Company of the default in writing but, the lender has several remedies including calling the principal amount and accrued interest due and payable immediately.

For the period from the note issue date of May 8, 2019 to April 30, 2020, the Company recorded $150,000 for the full amortization of the debt discounts discussed above and recorded to interest expense.

From November 15, 2019 to April 23, 2020, the lender converted $4,084 of principal, $16,609 of accrued interest and $3,000 of conversion fees into 19,888,880 shares of the Company’s common stock. At April 30, 2020, the principal balance of the promissory note was $145,916.

The Company performed a revaluation of the conversion option liability using the Binomial Lattice Pricing Model at April 30, 2020 that resulted in a value of $645,055 with the following assumptions: stock price $0.0030, conversion price $0.0007, expected term of 0.25 years, expected volatility of 437% and discount rate of 0.09%. The term of the promissory note ended on February 8, 2020, the due date. As a result, the Company utilized an expected term of 90 days or 0.25 years to perform the calculation above. As a result, for the year ended April 30, 2020, the Company recorded $453,722 of a loss from the change in the fair value of conversion option liability, recorded in Other Income (Expense) in the Statement of Operations.

From June 15, 2020 to June 29, 2020, the lender converted $7,433 of principal, $10,416 of accrued interest and $3,750 of conversion fees into 59,995,579 shares of the Company’s common stock.  At April 30, 2021, the principal balance of the promissory note is $138,483. See Note 5 – Stock.

The Company performed a revaluation of the conversion option liability using the Binomial Lattice Pricing Model at each of the conversion dates from June 15, 2020 to June 29, 2020 and at April 30, 2021, that resulted in an estimated conversion option liability of $208,503. The Company has recorded a total gain of $405,757 for the change in the fair value of conversion option liability, recorded to other income (expense) in the accompanying Statement of Operations for the year ended April 30, 2021. Additionally, the Company reclassified $30,795 of the conversion option liability to additional paid in capital for the change in the fair value of conversion option liability related to the conversions of principal amounts on the respective dates.

For the revaluation of the at April 30, 2021, it was estimated with the following assumptions: stock price $0.023, conversion price $0.0131, expected term of 0.25 years, expected volatility of 247% and discount rate of 1%.

Interest expense recorded in the accompanying Statement of Operations by the Company for the year ended April 30, 2021 was $33,975 and $21,826 for the year ended April 30, 2020  At April 30, 2021 and April 30, 2020, the Company has recorded $28,776 (net of $10,416 converted above) and $5,217 (net of $16,609 converted) of accrued interest, respectively in the accompanying Balance Sheets.

At April 30, 2021, the Company did not have sufficient shares reserved with the transfer agent for the potential conversion of the principal and accrued interest.  At April 30, 2021, based upon the calculated conversion price, this would be 12,753,260 shares of the Company’s common stock.  Accordingly, the lender has several available remedies including calling the principal amount and accrued interest due and payable immediately.  See Note 8 – Commitments and Contingencies.

F-59

MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 3 – DEBT (CONTINUED)

Convertible Unsecured Promissory Note – December 5, 2019

On December 5, 2019, the Company signed a Securities Purchase Agreement (“SPA”) with an investor that provides for the issuance of a 10% convertible promissory note in the principal amount of $63,000, convertible into shares of common stock of the Company. The Company received $60,000 of net proceeds for working capital purposes from the issuance of the convertible promissory note with debt issue costs paid to or on behalf of the lender of $3,000. Any amount of the principal or interest which is not paid when due shall bear Interest at the rate of the lower of twenty-two percent (22%) per annum, or the highest rate permitted by law, from the due date thereof until the same is paid. The convertible promissory note is due in one (1) year from the date of issuance or December 5, 2020.

The lender from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this convertible promissory note and ending on the later of: (i) the Maturity Date and (ii) the date of payment of the Default Amount, has the right, at its election, to convert all or part of the outstanding and unpaid principal sum and accrued interest into shares of common stock of the Company, subject to certain conversion limitations set forth in the convertible promissory note and certain price protection described below, as per the conversion formula: Number of shares receivable upon conversion equals the dollar conversion amount divided by the Conversion Price. The Conversion Price is equal to Forty Percent (40%) of the of the average of the two lowest trades of the Common Stock during the fifteen (15) trading Days immediately preceding a conversion date (“Conversion Price”). The Conversion Price is subject to “full ratchet” and other customary anti-dilution protections.

The principal and accrued interest may be prepaid in full during the dates set forth below, which shall be subject to the following adjustments, subject to the payment period on the date all amounts are paid in full by the Borrower. Subsequent to 180 days after the Issue Date, the Company has no right or option to prepay the principal amount.

Date of Note Satisfaction	Payment Amount
0 to 30 days	115% of principal amount plus accrued interest
31 to 60 days	120% of principal amount plus accrued interest
61 to 90 days	125% of principal amount plus accrued interest
91 to 120 days	130% of principal amount plus accrued interest
121 to 150 days	135% of principal amount plus accrued interest
151 to 180 days	140% of principal amount plus accrued interest

The Company evaluated the convertible promissory note in accordance with ASC 480 “Distinguishing Liabilities From Equity” because the convertible promissory note (1) embodies an unconditional obligation, (2) requires the Company to settle the unconditional obligation by issuing a variable number of its common shares, and (3) is based solely on a fixed monetary amount known at inception as the lender will receive $157,500. In accordance with ASC 480, the promissory note was recorded as stock settled debt on the note issue date, and the Company recorded a $94,500 put premium liability with an offset to interest expense.

On December 5, 2019, the Company recorded debt issue costs of $3,000 as an offset to the promissory note and amortized over the 1-year term. From December 5, 2019 to April 30, 2020, the Company recorded $1,208 for amortization of the debt discounts to interest expense and the debt discount balance was $1,792 at April 30, 2020.

F-60

MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 3 – DEBT (CONTINUED)

From June 8, 2020 to June 18, 2020, the Lender elected to convert the entire principal amount of $63,000 and $3,150 of accrued interest into 65,492,425 shares of common stock. See Note 5 – Stock. As a result of the conversion of the entire principal balance, the remaining debt discount balance of $1,792 was amortized to interest expense in the accompanying Statement of Operations for the year ended April 30, 2021.

Interest expense recorded in the accompanying Statements of Operations by the Company for the year ended April 30, 2021 was $613 and $2,537 for the year ended April 30, 2020.

Convertible Unsecured Promissory Note – January 21, 2020

On January 21, 2020, the Company signed a Securities Purchase Agreement (“SPA”) with an investor that provides for the issuance of a 10% convertible promissory note in the aggregate principal amount of $38,000, convertible into shares of common stock of the Company. The Company received $35,000 of net proceeds for working capital purposes from the issuance of the convertible promissory note with debt issue costs paid to or on behalf of the lender of $3,000. Any amount of the principal or interest which is not paid when due shall bear Interest at the rate of the lower of twenty-two percent (22%) per annum, or the highest rate permitted by law, from the due date thereof until the same is paid. The convertible promissory note is due in one (1) year from the date of issuance or January 21, 2021.

The lender from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this convertible promissory note and ending on the later of: (i) the Maturity Date and (ii) the date of payment of the Default Amount, has the right, at its election, to convert all or part of the outstanding and unpaid principal sum and accrued interest into shares of common stock of the Company, subject to certain conversion limitations set forth in the convertible promissory note and certain price protection described below, as per the conversion formula: Number of shares receivable upon conversion equals the dollar conversion amount divided by the Conversion Price. The Conversion Price is equal to Sixty Percent (60%) of the of the average of the two lowest trades of the Common Stock during the fifteen (15) trading Days immediately preceding a conversion date (“Conversion Price”). The Conversion Price is subject to “full ratchet” and other customary anti-dilution protections.

The principal amount and unpaid accrued interest may be prepaid in full solely during the dates set forth below, which shall be subject to the following upward adjustments, subject to the payment period upon which the date all amounts hereunder are paid in full by the Borrower occurs. Subsequent to 180 days after the Issue Date, the Company has no right or option to prepay the principal amount.

Date of Note Satisfaction	Payment Amount
0 to 30 days	115% of principal amount plus accrued interest
31 to 60 days	120% of principal amount plus accrued interest
61 to 90 days	125% of principal amount plus accrued interest
91 to 120 days	130% of principal amount plus accrued interest
121 to 150 days	135% of principal amount plus accrued interest
151 to 180 days	140% of principal amount plus accrued interest

F-61

MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 3 – DEBT (CONTINUED)

The Company evaluated the First Note in accordance with ASC 480 “Distinguishing Liabilities From Equity” because the convertible promissory note (1) embodies an unconditional obligation, (2) requires the Company to settle the unconditional obligation by issuing a variable number of its common shares, and (3) is based solely on a fixed monetary amount known at inception as the lender will receive $63,333.  In accordance with ASC 480, the convertible promissory note was recorded as stock settled debt on the note issue date of January 21, 2020, and the Company recorded a $25,333 put premium liability with an offset to interest expense.

On January 21, 2020, the Company recorded debt issue costs of $3,000 as an offset to the promissory note to be amortized over the 1-year term. For the period from January 21, 2020 to April 30, 2020, the Company recorded $822 for amortization of the debt discounts to interest expense and the debt discount balance was $2,178 at April 30, 2020.

From July 23, 2020 to July 27, 2020, the Lender elected to convert the entire principal amount and $1,900 of accrued interest into 30,692,309 shares of common stock. See Note 5 – Stock. As a result of the conversion of the entire principal balance, the remaining debt discount balance of $2,178 was amortized in full to interest expense in the accompanying Statement of Operations for the year ended April 30, 2021.

Interest expense recorded in the accompanying Statements of Operations by the Company for the years ended April 30, 2021 was $859 and $1,041 for the year ended April 30, 2020.

Convertible Unsecured Promissory Note – February 3, 2021

On February 3, 2021, the Company signed a Securities Purchase Agreement (“SPA”) with an investor that provides for the issuance of a 10% convertible promissory note in the aggregate principal amount of $55,000, convertible into shares of common stock of the Company. The Company received $52,000 of net proceeds for working capital purposes from the issuance of the convertible promissory note with debt issue costs paid to or on behalf of the lender of $3,000. Any amount of the principal or interest which is not paid when due shall bear Interest at the rate of the lower of twenty-two percent (22%) per annum, or the highest rate permitted by law, from the due date thereof until the same is paid. The convertible promissory note is due in one (1) year from the date of issuance or February 3, 2022.

The lender from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this convertible promissory note and ending on the later of: (i) the Maturity Date and (ii) the date of payment of the Default Amount, has the right, at its election, to convert all or part of the outstanding and unpaid principal sum and accrued interest into shares of common stock of the Company, subject to certain conversion limitations set forth in the convertible promissory note and certain price protection described below, as per the conversion formula: Number of shares receivable upon conversion equals the dollar conversion amount divided by the Conversion Price. The Conversion Price is equal to Sixty Five Percent (65%) of the of the average of the three lowest trades of the Common Stock during the ten (10) trading Days immediately preceding a conversion date (“Conversion Price”). The Conversion Price is subject to “full ratchet” and other customary anti-dilution protections.

The principal amount and unpaid accrued interest may be prepaid in full solely during the dates set forth below, which shall be subject to the following upward adjustments, subject to the payment period upon which the date all amounts hereunder are paid in full by the Borrower occurs. Subsequent to 180 days after the Issue Date, the Company has no right or option to prepay the principal amount.

F-62

MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 3 – DEBT (CONTINUED)

Date of Note Satisfaction	Payment Amount
0 to 30 days	115% of principal amount plus accrued interest
31 to 60 days	120% of principal amount plus accrued interest
61 to 90 days	125% of principal amount plus accrued interest
91 to 120 days	130% of principal amount plus accrued interest
121 to 180 days	135% of principal amount plus accrued interest

The Company evaluated the First Note in accordance with ASC 480 “Distinguishing Liabilities From Equity” because the convertible promissory note (1) embodies an unconditional obligation, (2) requires the Company to settle the unconditional obligation by issuing a variable number of its common shares, and (3) is based solely on a fixed monetary amount known at inception as the lender will receive $84,615.  In accordance with ASC 480, the convertible promissory note was recorded as stock settled debt on the note issue date of January 21, 2020, and the Company recorded a $29,615 put premium liability with an offset to interest expense.

On February 3, 2021, the Company recorded debt issue costs of $3,000 as an offset to the promissory note to be amortized over the 1-year term and the debt discount balance was $3,000 at April 30, 2021.

Interest expense recorded in the accompanying Statements of Operations by the Company for the year ended April 30, 2021 was $1,296.

Convertible Unsecured Promissory Note – March 17, 2021

On March 17, 2021, the Company signed a Securities Purchase Agreement (“SPA”) with an investor that provides for the issuance of a 10% convertible promissory note in the aggregate principal amount of $41,000, convertible into shares of common stock of the Company. The Company received $38,000 of net proceeds for working capital purposes from the issuance of the convertible promissory note with debt issue costs paid to or on behalf of the lender of $3,000. Any amount of the principal or interest which is not paid when due shall bear Interest at the rate of the lower of twenty-two percent (22%) per annum, or the highest rate permitted by law, from the due date thereof until the same is paid. The convertible promissory note is due in one (1) year from the date of issuance or March 17, 2022.

The lender from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this convertible promissory note and ending on the later of: (i) the Maturity Date and (ii) the date of payment of the Default Amount, has the right, at its election, to convert all or part of the outstanding and unpaid principal sum and accrued interest into shares of common stock of the Company, subject to certain conversion limitations set forth in the convertible promissory note and certain price protection described below, as per the conversion formula: Number of shares receivable upon conversion equals the dollar conversion amount divided by the Conversion Price. The Conversion Price is equal to Sixty Five Percent (65%) of the of the average of the three lowest trades of the Common Stock during the ten (10) trading Days immediately preceding a conversion date (“Conversion Price”). The Conversion Price is subject to “full ratchet” and other customary anti-dilution protections.

The principal amount and unpaid accrued interest may be prepaid in full solely during the dates set forth below, which shall be subject to the following upward adjustments, subject to the payment period upon which the date all amounts hereunder are paid in full by the Borrower occurs. Subsequent to 180 days after the Issue Date, the Company has no right or option to prepay the principal amount.

F-63

MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 3 – DEBT (CONTINUED)

Date of Note Satisfaction	Payment Amount
0 to 30 days	115% of principal amount plus accrued interest
31 to 60 days	120% of principal amount plus accrued interest
61 to 90 days	125% of principal amount plus accrued interest
91 to 120 days	130% of principal amount plus accrued interest
121 to 180 days	135% of principal amount plus accrued interest

The Company evaluated the First Note in accordance with ASC 480 “Distinguishing Liabilities From Equity” because the convertible promissory note (1) embodies an unconditional obligation, (2) requires the Company to settle the unconditional obligation by issuing a variable number of its common shares, and (3) is based solely on a fixed monetary amount known at inception as the lender will receive $63,077. In accordance with ASC 480, the convertible promissory note was recorded as stock settled debt on the note issue date of March 17, 2021, and the Company recorded a $22,077 put premium liability with an offset to interest expense.

On March 17, 2021, the Company recorded debt issue costs of $3,000 as an offset to the promissory note to be amortized over the 1-year term and the debt discount balance was $3,000 at April 30, 2021.

Interest expense recorded in the accompanying Statement of Operations by the Company for the year ended April 30, 2021 was $501.

	April 30, 2021	April 30, 2020
Convertible Secured Note Payable:
Mar. 9, 2016 - Principal and interest at 10% due June 9, 2017. IN DEFAULT with interest recorded at default rate of 22%.	$-	$30,000

May 17, 2018 - Principal and interest at 8% due May 17, 2019. IN DEFAULT with interest recorded at default rate of 18%.	80,000	80,000

Plus: put premium	53,333	65,372

Total Convertible Secured Notes Payable	$133,333	$175,372

Convertible Secured Note Payable - #1

At April 30, 2021, the Company has a remaining balance of $0 from an original $550,000 face value convertible secured promissory note dated March 16, 2016, which had a balance of $30,000 at April 30, 2020. From June 18, 2020 to August 5, 2020, the lender elected to convert the remaining $30,000 of the principal amount into 21,820,000 shares of common stock. As a result of this conversions, the promissory note balance is $0 at April 30, 2021. See Note 5 – Stock.

F-64

MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 3 – DEBT (CONTINUED)

The promissory note was due and payable on June 9, 2017 and as a result, was previously in default. However, the lender had not notified the Company of the default in writing but, the lender had several remedies including calling the principal amount and accrued interest due and payable immediately. The promissory note includes customary affirmative and negative covenants of the Company.

The Company evaluated the promissory note in accordance with ASC 480 “Distinguishing Liabilities From Equity” because the promissory note (1) embodies an unconditional obligation and (2) requires the Company to settle the unconditional obligation by issuing a variable number of its common shares, and (3) is based on a monetary amount known as the lender will receive $107,143 ($75,000 principal divided by the Conversion Price). In accordance with ASC 480, the promissory note was classified as stock settled debt and the Company recorded a $32,143 put premium liability on the issue date of March 16, 2016.

As a result of partial conversions of the promissory note into common stock, the Company reclassified $20,104 of the put premium liability as an offset to Additional Paid in Capital and the put premium liability balance was $12,039 at April 30, 2020.

On January 21, 2021, the lender elected to convert $28,500 of the accrued and unpaid interest into 15,000,000 shares of common stock at a conversion price of $0.0019 per share.

As a result of the final conversion discussed above, the Company reclassified the remaining $12,039 of the put premium liability as an offset to Additional Paid in Capital and the put premium liability balance is $0 at April 30, 2021.

The Company is accruing interest at the default rate of twenty-two percent (22%) per annum from the due date thereof until paid. During the year ended April 30, 2021 and 2020, the Company recorded $14,038 (net of $28,500 converted) and $13,037 of interest expense in the accompanying Statement of Operations and at April 30, 2021 and 2020, $76,367 and $103,429 of accrued interest was recorded in the accompanying Balance Sheets.

Convertible Secured Note Payable - #2

At April 30, 2021 and April 30, 2020, the Company has recorded $80,000 from the issuance of a convertible secured promissory note dated May 17, 2018 with terms including interest accrued at 10% annually and the principal and interest payable on May 17, 2019. The promissory note is in default at April 30, 2021. However, the lender has not notified the Company of the default in writing but, the lender has several remedies including calling the principal amount and accrued interest due and payable immediately. The promissory note includes customary affirmative and negative covenants of the Company.

The Company evaluated the promissory note in accordance with ASC 480 “Distinguishing Liabilities From Equity” because the promissory note (1) embodies an unconditional obligation and (2) requires the Company to settle the unconditional obligation by issuing a variable number of its common shares, and (3) is based on a monetary amount known as the lender will receive $133,333 ($80,000 principal divided by the Conversion Price). In accordance with ASC 480, the promissory note has been classified as stock settled debt and the Company recorded a $53,333 put premium liability.

Effective May 17, 2019, the Company is accruing interest at the default rate of eighteen percent (18%) per annum from the due date thereof until paid.  During the years ended April 30, 2021 and 2020, the Company recorded $14,400 and $17,600 of interest expense in the accompanying Statement of Operations and at April 30, 2021 and 2020, $38,119 and $23,719 of accrued interest was recorded in the accompanying Balance Sheets.

F-65

MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 4 – INCOME TAXES

The Company maintains deferred tax assets and liabilities that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred tax assets at April 30, 2021 and 2020 consist of net operating loss carryforwards and differences in the book and tax basis assets.

The items accounting for the difference between income taxes at the effective statutory rate and the provision for income taxes for the years ended April 30, 2021 and 2020 were as follows:

	For the Year Ended April 30,
	2021	2020
Statutory federal rate	(21.00)%	(21.00)%
State tax rate, net of federal effect	(5.75)%	(5.75)%
Change in federal tax rates	0%	0%
Change in valuation allowance	26.75%	26.75%
Total provision for income taxes	0%	0%

F-66

MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 4 – INCOME TAXES (Continued)

The Company’s income tax benefit differs from the “expected” income tax benefit for federal income tax purposes as follows:

	For the Year Ended April 30,
	2021	2020
Income tax benefit at U.S. Federal Income Tax rate	$(39,000)	$(313,000)
State income taxes, net of federal benefit	(11,000)	(86,000)
Effect of change in federal statutory rate	-	-
Change in valuation allowance	50,000	399,000

Net Income tax benefit	$-	$-

The Company’s approximate net deferred tax assets are as follows:

	April 30,
	2021	2020
Deferred tax assets:
Net operating loss carry forward	$5,187,000	$5,137,000

Total deferred tax assets	$5,187,000	$5,137,000
Less: deferred tax asset valuation allowance	(5,187,000)	(5,137,000)
Total Net deferred tax assets	$-	$-

The net operating loss carryforward was approximately $19,386,000 and $19,201,000 at April 30, 2021 and 2020, respectively. The Company provided a valuation allowance equal to the deferred income tax assets for the years ended April 30, 2021 and 2020 because it was not known whether future taxable income will be sufficient to utilize the loss carryforward and other deferred tax assets. The increase in the valuation allowance was $50,000 in 2021.

The potential tax benefit arising from the net operating loss carryforward of $16,656,000 from the period prior to Act’s effective date will expire in 2039. The potential tax benefit arising from the net operating loss carryforward of $2,730,000 from the period following to the Act’s effective date can be carried forward indefinitely within the annual usage limitations.

Additionally, the future utilization of the net operating loss carryforward to offset future taxable income is subject to an annual limitation as a result of ownership or business changes that may occur in the future. The Company has not conducted a study to determine the limitations on the utilization of these net operating loss carryforwards. If necessary, the deferred tax assets will be reduced by any carryforward that may not be utilized or expires prior to utilization as a result of such limitations, with a corresponding reduction of the valuation allowance.

F-67

MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 4 – INCOME TAXES (Continued)

The Company does not have any uncertain tax positions or events leading to uncertainty in a tax position. The Company’s Corporate Income tax returns for tax years from 2005 (initial tax year) through 2020 remain subject to Internal Revenue Service (“IRS”) examination because the Company has not filed tax returns for these years. Because the Company has not had taxable income for the unfiled tax returns, the IRS charges a non-filing penalty of $210 for each return at 60 days after the date due. The Company has calculated that the estimated penalty for the unfiled returns would be approximately $3.150 at April 30, 2021.

At April 30, 2021 and 2020, the Company owed the State of Delaware $110,154 for unpaid state income taxes from the tax year ended April 30, 2007. The unpaid state income taxes are included as state income taxes payable in the accompanying Balance Sheets. Additionally, at April 30, 2021 and 2020, the Company owes the State of Delaware for assessed penalties and interest from the tax year ending April 30, 2007 of $261,087 and $239,522, which is included as accrued expenses in the accompanying Balance Sheets at April 30, 2021 and 2020, respectively. The Company has an agreement with the State of Delaware to pay a minimum per month. However, due to cash flow constraints, the Company has been unable to pay the minimum monthly amounts and is in default of the agreement that may cause additional interest and penalties and lead to other collection efforts by the State of Delaware.

 NOTE 5 – STOCK

Common Stock

The Company is authorized to issue up to 600,000,000 shares of common stock at $0.001 par value per share. Effective November 3, 2020, the Company amended its Articles of Incorporation to increase authorized shares from 450,000,000 to 600,000,000. Previously and effective October 30, 2019, the Company amended its Articles of Incorporation to increase authorized shares from 300,000,000 to 450,000,000. See Note 8 – Commitments and Contingencies for discussion related to authorized securities. At April 30, 2021, there were 419,562,102 shares issued and 418,062,102 shares outstanding. Additionally, there are 40,000 shares issuable at April 30, 2021 as described below. There are 1,500,000 shares issued to former officers that were terminated prior to their vesting period and excluded from the shares issued and outstanding at April 30, 2021. Per the employment agreements, any unvested shares not yet released to employee shall be returned to Company treasury, and employee shall be entitled to no compensation for such shares. The Company plans to pursue the return of the unvested shares.

Common Stock Issued

From June 18, 2019 to February 7, 2020, the lender of an original $550,000 face value convertible secured promissory note elected to convert $55,000 of the principal amount of the promissory note into 9,310,025 shares of common stock. See Note 3 – Debt.

On July 15, 2019, the Company received $50,000 of proceeds from a private placement offering, representing 2,500,000 shares of stock at $0.02 per share from a related party investor. See Note 7 Related Party Transactions.

On October 31, 2019, the Company received $50,000 of proceeds from a private placement offering, representing 5,000,000 shares of stock at $0.01 per share from a related party investor. See Note 7 - Related Party Transactions

From November 18, 2019 to April 15, 2020, the lender of an original $100,000 face value convertible unsecured promissory note converted $48,650 of the principal amount and $3,444 of accrued interest into 22,167,880 shares of the Company’s common stock. See Note 3 – Debt.

F-68

MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 5 – STOCK (Continued)

From November 15, 2019 to April 23, 2020, the lender of an original $150,000 face value convertible unsecured promissory note converted $4,084 of principal, $16,609 of accrued interest and $3,000 of conversion fees into 19,888,880 shares of the Company’s common stock. See Note 3 – Debt.

From May 7, 2020 to August 17, 2020, a lender of an original $100,000 face value convertible unsecured promissory note, elected to convert $39,180 of the principal amount and $4,248 of accrued interest into 43,748,599 shares of common stock resulting in a note balance of $12,170 after the conversion. See Note 3 – Debt.

Effective May 20, 2020, the Company sold 100,000 shares of common stock to an investor for $400 at a purchase price of $0.004 per share.

Effective May 25, 2020, the Company sold 1,000,000 shares of common stock to an investor for $40,000 between May 14, 2020 and May 20, 2020, at a purchase price of $0.04 per share.

From June 8, 2020 to June 18, 2020, a lender of an original $63,000 face value convertible unsecured promissory note, elected to convert the entire principal amount of $63,000 and $3,150 of accrued interest into 65,492,425 shares of common stock. See Note 3 – Debt.

From June 15, 2020 to June 29, 2020, a lender of an original $150,000 face value unsecured promissory note, elected to convert $7,433 of principal, $10,416 of accrued interest and $3,750 of conversion fees into 59,995,579 shares of common stock resulting in a note balance of $138,483 after the conversions. See Note 3 – Debt.

From June 18, 2020 to August 5, 2020, a lender of an original $550,000 face value convertible secured promissory note elected to convert the remaining $30,000 of the principal amount of the promissory note into 21,820,000 shares of common stock resulting in a note balance of $0 after the conversion. See Note 3 – Debt.

Effective  July 20, 2020, the Company sold 400,000 shares of common stock to an investor for $800 at a purchase price of $0.002 per share.

From July 23, 2020 to July 27, 2020, a lender of an original $38,000 face value unsecured promissory note, elected to convert the entire principal amount of $38,000 and $1,900 of accrued interest into 30,692,309 shares of common stock. See Note 3 – Debt.

Effective September 15, 2020, the Company sold 5,000,000 shares of common stock to an investor for $10,000 at a purchase price of $0.002 per share.

Effective October 2, 2020, the Company sold 7,500,000 shares of common stock to an investor for $15,000 at a purchase price of $0.002 per share.

Effective November 1, 2020, the Company sold 2,500,000 shares of common stock to an investor for $5,000 at a purchase price of $0.002 per share.

Effective November 9, 2020, the Company sold 3,500,000 shares of common stock to an investor for $7,000 at a purchase price of $0.002 per share.

Effective November 11, 2020, the Company sold 1,000,000 shares of common stock to an investor for $2,000 at a purchase price of $0.002 per share.

F-69

MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 5 – STOCK (Continued)

Effective November 11, 2020, the Company sold 500,000 shares of common stock to an investor for $1,000 at a purchase price of $0.002 per share.

Effective December 14, 2020, the Company sold 7,500,000 shares of common stock to an investor for $15,000 at a purchase price of $0.002 per share.

On January 21, 2021, a lender of an original $550,000 face value convertible secured promissory note elected to convert $28,500 of the accrued and unpaid interest into 15,000,000 shares of common stock at a conversion price of $0.0019 per share.

Effective January 29, 2021, the Company sold 80,000 shares of common stock to an investor for $2,000 at a purchase price of $0.025 per share.

Effective February 2, 2021, the Company sold 20,000 shares of common stock to an investor for $500 at a purchase price of $0.025 per share.

Effective February 4, 2021, the Company sold 80,000 shares of common stock to an investor for $2,000 at a purchase price of $0.025 per share.

Effective February 4, 2021, the Company sold 26,666 shares of common stock to an investor for $800 at a purchase price of $0.03 per share.

Effective February 7, 2021, the Company sold 166,666 shares of common stock to an investor for $5,000 at a purchase price of $0.03 per share.

 Effective March 11, 2021, the Company sold 80,000 shares of common stock to an investor for $2,000 at a purchase price of $0.025 per share.

Common Stock Issuable

Effective February 25, 2021, the Company sold 40,000 shares of common stock to an investor for $1,000 at a purchase price of $0.025 per share.  The shares were not issued by the Transfer Agent at April 30, 2021 and as a result, the Company has classified the amount as Common Stock Issuable at April 30, 2021.  See Note 9 – Subsequent Events.

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MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 6 – STOCK BASED COMPENSATION

The following table summarizes stock option activity of the Company for the year ended April 30, 2021:

	Stock Options Outstanding
			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Life (Years)	Value

Outstanding, April 30, 2020	1,200,000	$0.05	4.21	$-
Outstanding, April 30, 2021	1,200,000	$0.05	3.21	$-
Exercisable, April 30, 2021	1,200,000	$0.05	3.21	$-

Stock Warrants

On May 8, 2019, in relation to a $150,000 convertible unsecured promissory note, the Company issued the lender a common stock purchase warrant with a three (3) year term to acquire 1,500,000 shares of common stock of the Company at an exercise price of $0.10 per share. See Note 3 – Debt.

The Company evaluated the warrant and determined that there was no embedded conversion feature as the warrant contained a set exercise price with an adjustment only based upon customary items including stock dividends and splits, subsequent rights offerings, and pro-rata distributions. The Company calculated the relative fair value between the note and the warrant on the issue date utilizing the Black Scholes Pricing Model for the warrant. As a result, the Company allocated $24,960 to the warrant and recorded as debt discount with an offset to additional paid in capital. The warrant calculation used the following assumptions: stock price $0.02, warrant exercise price $0.10, expected term of 3 years, expected volatility of 383% and discount rate of 2.38%.

From June 2019 to February 2020, 2,150,000 warrants expired as they were not exercised before the end of the exercise period.

Effective October 26, 2020, 300,000 stock warrants at an exercise price of $0.30 per share expired.

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MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 6 – STOCK BASED COMPENSATION (Continued)

The following table summarizes stock warrant activity of the Company for the year ended April 30, 2021:

	Stock Warrants Outstanding
			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Warrants	Price	Life (Years)	Value

Outstanding, April 30, 2020	1,800,000	$0.13	1.77	$-
Expired October 26, 2020	(300,000)	$-	-	$-
Outstanding, April 30, 2021	1,500,000	$0.10	1.02	$-
Exercisable, April 30, 2021	1,500,000	$0.10	1.02	$-

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company has previously accrued $740,000 for unpaid former officer compensation and $37,111 for the employer’s share of payroll taxes related to the unpaid former officer compensation in the accompanying Balance Sheets at April 30, 2021 and 2020, respectively. The accrued compensation is related to two former officers and the Company believes that because of the termination of all officers, there is no employment agreement or compensation due to the former officers.

Effective November 16, 2018, the Company entered into a Master Business Agreement (“Master Agreement”) to provide the following services related to the Company’s planned 2019 football season: (1) marketing and communications, (2) sponsorship development and sales, (3) distribution and broadcasts and (4) production and show creation. The consulting firm is owned by the Chief Marketing Officer of the Company.

Effective December 31, 2020, the Master Agreement was changed to reflect a different entity controlled by Chief Marketing Officer and has a term through December 31, 2021 and provides for both cash and common stock payments for each of the above four service areas. The services to be provided are contingent on the Company obtaining a minimum $3,000,000 of investor funding by December 31, 2021.

From January 30, 2019 to November 7, 2019, the Company paid the consulting firm $52,500 as a good faith payment and recorded the payment as prepaid consulting, related party in the accompanying Balance Sheet at April 30, 2021 and 2020, respectively. Additionally, the Master Agreement specified that the Company would reimburse the consulting firm for out-of-pocket expenses and in May 2019, the Company paid $18,131 to the consulting firm for the out-of-pocket expenses.

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MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

At April 30, 2021 and 2020, the Company has recorded $177,868 and $68,618, respectively of accounts payable – related parties for Company related expenses. The 2021 balance includes $173,600 to the contract President, CEO, and member of the Board of Directors for payments made on behalf of the Company, which includes $132,600 of expenses related to a consulting agreement with the Company, $39,500 of expenses related to an office in home and $1,500 of advances made to the Company. Additionally, the balance at April 30, 2021 and 2020, includes $4,268 and $6,768, respectively paid by the contract Executive Vice President and a member of the Board of Directors on behalf of the Company.

On March 5, 2020 and August 12, 2020, a member of the Board of Directors, provided $55,000 of proceeds to the Company through the issuance of two Note Payables, one for $25,000 and another for $30,000.  The Note Payable terms include an annual interest rate of 10% and are both payable on August 31, 2021, by virtue of an extension. At April 30, 2021, the Company has recorded the proceeds as note payable, related party. During the year ended April 30, 2021, the Company recorded $4,645 of interest expense in the Statement of Operations and at April 30, 2021 and April 30, 2020, $5,029 and $384, respectively of accrued interest, related party is recorded in the Balance Sheet.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Lawsuit for Legal Fees

On May 9, 2009, a previous legal firm representing the Company filed a lawsuit against the Company in the U.S. District Court for the District of Delaware for failure to pay legal fees owed in the amount of $166,129. The Company negotiated with the legal firm and in July 2014, issued the legal firm 100,000 shares of common stock valued at $0.05 per share, the quoted market price on the date of grant, as a sign of good faith towards a resolution. On April 2, 2009, to avoid the cost of litigation, the Company agreed to a Consent of Judgment against it in the amount of $166,129.  The Company previously recorded $173,821 related to the dispute and is classified as accounts payable  in the accompanying Balance Sheets at April 30, 2021 and 2020, respectively. The judgment amount remains unpaid, and the Company has had no further contact related to the judgment.

Attorney Lien

On August 2, 2017, the Company’s former legal counsel, submitted correspondence reflecting a “charging lien” for non-payment related to $243,034 of legal services provided to the Company, which included $19,453 of interest on unpaid invoices. The retainer agreement specified that interest will be charged at 1% per month for unpaid amounts. The Company recorded $26,880 and $26,880 of interest expense related to the unpaid invoices during the years ended April 30, 2021 and 2020, resulting in a total amount owed of $348,161 and $321,281, classified as accounts payable in the accompanying Balance Sheets at April 30, 2021 and 2020, respectively. The “charging lien” states that the former legal counsel will retain all Company documents in his possession unless paid the amount outstanding as described above. The Company disputes the claim made by the former legal counsel.

Supplier Dispute:

In 2016, the Company entered an agreement with a Canadian entity to be the Company’s official uniform supplier. The supplier made a claim for a $140,000 payment, which the Company disputes and the Company has recorded $140,000 of accounts payable for the claim in the accompanying Balance Sheets at April 30, 2021 and 2020, respectively. The Company disputes the charge with the supplier.

F-73

MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 8 – COMMITMENTS AND CONTINGENCIES (Continued)

Vendor Lawsuits

Bankruptcy Trustee

A chapter 7 trustee (the “Trustee”) made a claim in 2016 against the Company relating to an October 1, 2014 agreement between the Company and debtor in the Chapter 7 bankruptcy (the “Debtor”).

On August 24, 2017, the Company and the Debtor agreed to a $50,000 settlement payment by the Company to the bankruptcy trustee to resolve the matter. On August 13, 2018, the Company and the Trustee executed a Stipulation and Consent Order specifying that the Company would pay the Trustee $50,000 by August 31, 2018. If payment were not made timely by the Company and was not cured within three (3) days of the August 31, 2018 date, a consent judgment in the amount of $70,000 would be entered against the Company. The Company did not make the required payment within the timeframe and as a result, a judgment in the amount of $70,000 was entered against the Company. The Company has previously recorded $70,000 for the potential settlement as accrued expenses in the accompanying Balance Sheets at April 30, 2021 and 2020, respectively. The Company received notice on December 18, 2019 that the judgement had been purchased by a third party, who extended a 10-day offer to compromise and settle the judgment debt for $25,000. The Company rejected the offer, and the judgment remains unpaid. See Note 2 – Accrued Expenses.

Logo Design and Website development Vendor:

On August 4, 2017, a vendor of the Company, filed a lawsuit in the amount of $153,016 related to unpaid invoices for logo design and website development services provided. On December 18, 2017, the Company received a settlement demand for payment of consideration with a total value of $153,016, consisting of stock valued at $26,016 and periodic cash payments to be completed on or before June 1, 2018 totaling $127,000. Further negotiations ensued and ultimately the case was settled on or about March 5, 2018.

The settlement called for the Company to make a payment to the vendor in the sum of $10,000 immediately upon receipt of an initial tranche of funding. The Company was then required to make an additional payment of $30,000 on or before June 1, 2018. The Company’s failure to make the payments as outlined would result in the entry of a judgment in favor of the vendor against the Company in the sum of $153,016, said sum representing the full amount of the vendor’s claimed damages. The Company failed to make the required payment due to lack of funding and as such, on June 4, 2018, the vendor filed the stipulated judgment. The Company has recorded accounts payable to the vendor of $153,016 in the accompanying Balance Sheets at April 30, 2021 and 2020, respectively as the judgment remains unpaid.

Investor Relations Vendor:

The Company previously entered into a contract with a vendor for investor relations services. On December 7, 2017, the Company received a demand for payment of $153,000. Per the demand letter, the sum was to be paid on or before December 15, 2017 and if not paid, collections and or legal actions could be instituted. The Company has recorded $124,968 of accounts payable to the vendor in the accompanying Balance Sheets at April 30, 2021 and 2020, respectively. The difference in amounts is that the Company terminated the agreement in writing whereas the vendor continued to charge for services after the date of termination for which the Company disagrees.

F-74

MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 8 – COMMITMENTS AND CONTINGENCIES (Continued)

Unpaid Taxes and Penalties

At April 30, 2021 and 2020, the Company owed the State of Delaware $110,154 for unpaid state income taxes from the tax year ended April 30, 2007. The Company does not owe income taxes for any other year than 2007. The unpaid state income taxes are included as state income taxes payable in accompanying Balance Sheets at April 30, 2021 and 2020, respectively. Additionally, the Company owes the State of Delaware for penalties and interest from the tax year ending April 30, 2007 of $261,087 and $239,522, which is included as accrued expenses in the accompanying Balance Sheets at April 30, 2021 and 2020, respectively. The Company has an agreement with the State of Delaware to pay a minimum per month. However, due to cash flow constraints, the Company has been unable to pay the minimum monthly amounts and is in default of the agreement that may cause additional interest and penalties and lead to other collection efforts by the State of Delaware.

In September 2015, the Company reached an offer in compromise (“OIC”) settlement with the IRS for unpaid penalties and interest from the tax year ended April 30, 2007. The settlement was in the amount of $13,785, to be paid with a $1,000 payment upon the execution of settlement, then the balance of $1,757 paid in November 2015 and making up the 20% down payment of $2,757, a second installment payment of $2,208, and then four monthly payments of $2,205. The Company made all required payments in accordance with the settlement except for the final payment of $2,205.

The Company received correspondence from the IRS that because of an application fee not being paid with the original OIC, the Company was required to submit a new OIC and the required application fee. In October 2016, the Company had a telephone call with an IRS representative and were informed to offer the last payment that was due on the original OIC of $2,205 as discussed above and pay 20% of that balance. On October 5, 2016, the Company sent to the IRS by certified mail two checks in the amount of $186 (application fee for the new OIC) and $449 (20% or $441 of the $2,205 remaining original OIC payment and an $8 processing fee).

The Company applied $441 against the remaining payment owed and the balance of $1,764 is included in accrued expenses in the accompanying Balance Sheets at April 30, 2021 and 2020, respectively.  (See Note 2 – Accrued Expenses). As of the date of these financial statements, the Company has not received any further correspondence form the IRS and the Company is considered in default of the settlement agreement and the IRS could void or restructure the agreement.

SEC Correspondence

On April 19, 2018, the Company received correspondence from the SEC Division of Corporate Finance related to non-compliance with the reporting requirements under Section 13(a) of the Securities Act of 1934. The Company responded to the SEC on April 30, 2018 providing information that its past due April 30, 2017 Form 10-K was filed on April 25, 2018 and that it was actively preparing past due 10-Q filings for the periods ended July 31, 2017, October 31, 2017, and January 31, 2018. The Company requested a sixty (60) day extension to file the past due 10-Q reports. The Company filed the past due 10-Q reports with the SEC on June 11, 2018.  The Company filed its Form 10-K and financial statements for the year ended April 30, 2018 on November 19, 2018 but, they were not timely filed. As the Company had not timely filed its Form 10-K for the year ended April 30, 2018, the Company may be subject, without further notice, to an administrative proceeding to revoke its registration under the Securities Act of 1934. Additionally, the Company had not timely filed various other filings in 2018 and 2019.

F-75

MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 8 – COMMITMENTS AND CONTINGENCIES (Continued)

Master Services Agreement

Effective February 5, 2019, the Company entered into a Master Services Agreement (“Master Services”) with a third-party consulting firm to provide social and digital consulting services. The Master Services included an initial Statement of Work (“SOW”) in the amount of $167,500 for services through October 31, 2019. The SOW provided for an initial signing payment of $25,000 and $15,000 payments to be made through October 31, 2019 for services provided. The Company made the $25,000 signing payment on February 21, 2019.

The parties disputed the services provided and terminated the agreement in July 2019. A legal firm representing the consulting firm contacted the Company and claimed that the Company owes $90,000 for services, which the Company disputes. The Company completed an analysis of services provided and believes that the $90,000 claim is significantly overstated. Based upon invoices that were provided by the consulting firm later, the Company has recorded $60,000 of accounts payable in the accompanying Balance Sheets at April 30, 2021 and 2020, which the Company disputes.

Lease Agreements and Use Permit

Effective March 12, 2019, the Company entered into a lease agreement for the War Memorial Stadium in Little Rock, Arkansas for a minimum of four and a maximum of five football games for the 2019 football season. The payment for each event was $10,000 plus additional expenses including security and expenses for a total of $14,225 per event. Additionally, the Company paid a $5,000 non-refundable deposit with the execution of the lease agreement and is recorded as an other asset in the accompanying Balance Sheets at April 30, 2021 and 2020, respectively. The Company has received correspondence that the $5,000 lease deposit will be transferred successfully to a future football season.

Purchase of Football and Office Equipment

On July 18, 2019, the Company completed an agreement to purchase the bulk of the football equipment, helmets, pads, electronics, office equipment and supplies of the bankrupt Alliance of American Football Spring League. This agreement was through the bankruptcy court with a third party for $400,000 that was scheduled on the bankruptcy petition with a valuation in excess of $3,000,000. The Company funded an initial deposit of $25,000 on July 22, 2019 that was recorded as an other asset and the remaining balance of $375,000 was due by September 30, 2019, by virtue of an executed extension (See discussion below). The Company agreed to share equally the storage warehouse rent for August 2019 of $10,000 and paid $5,010 in July 2019.

Additionally, the Company structured an agreement with a third-party in bankruptcy to purchase computer and office equipment for $11,000 (including $1,000 for storage material) with a market valuation of approximately $80,000.

The Company was not going to meet the September 30, 2019 deadline to purchase the equipment described above. However, on September 25, 2019, the Company structured a $70,000 face value promissory note with the Lender that is the same party as discussed previously under Secured Convertible Notes Payable – March 9, 2016 and May 17, 2018 – see Note 3 – Debt.

F-76

MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 8 – COMMITMENTS AND CONTINGENCIES (Continued)

On September 25, 2019, the Company received $55,284 of net proceeds from the issuance of a $70,000 face value promissory note with an original issue discount of $9,216 and debt issue costs paid to or on behalf of the lender of $5,500. The Company had previously funded a $25,000 deposit on July 25, 2019 (see above discussion) with a third-party related to the football equipment and as a result of the new agreement with the Lender, the $25,000 deposit was no longer valid and was recorded as other expense in the Statement of Operations for the year ended April 30, 2020.

As a component of the closing of the $70,000 face value promissory note, the Lender paid the $11,000 of funds for the computer and office equipment discussed above directly to the third party in bankruptcy and as a result, the Company recorded the $11,000 payment as Office Equipment in accompanying Balance Sheets at April 30, 2021 and 2020, respectively.

The $70,000 promissory note included a covenant of the Company including that on or before January 31, 2020, for an aggregate purchase price equal to $400,000, the Company shall take all necessary action to purchase from the Lender the football equipment that the Lender acquired from a third party that the Company had previously structured a $400,000 agreement to purchase – see above. Prior to January 31, 2020, the Lender agreed not to sell the football equipment unless there occurs an Event of Default or any breach or default under any other agreement by and between the Company and the Lender; provided that, if the Company has not purchased the football equipment by January 31, 2020, the parties agree that the Lender may sell such football equipment to any third party without limitation.

Additionally, the promissory note includes a covenant that specifies that on or before December 31, 2019, the Company shall have had a special meeting of the stockholders of the Company for the purpose of electing a duly elected and constituted board of directors. The Company did not have such a meeting and was in technical default of the covenant. However, the Company was in constant discussions with the lender and on February 20, 2020, the technical default was cured by the Company appointing three additional members to the Board of Directors.

Effective February 18, 2020, the Company and the Lender executed a Forbearance Agreement related to the Company not purchasing the football equipment above by the deadline of January 31, 2020. The non-payment of the football equipment constituted an Event of Default under the promissory note. The Forbearance Agreement extended the purchase date of the football equipment by the Company to March 25, 2020 (“Forbearance Termination Date”). On or before the Forbearance Termination Date, the Company shall purchase from the Lender the football equipment for (i) a purchase price equal to $435,000, if purchased prior to February 29, 2020, or (ii) a purchase price equal to $470,000, if purchased between March 1, 2020 and the Forbearance Termination Date. See discussion below related to Forbearance Termination Date. The Lender requested that Company should move the football equipment and pay for the storage and insurance in full. Effective March 6, 2020, the Company executed a one-year lease in San Antonio, Texas for the storage and insurance coverage of the football equipment.

On April 9, 2020, the Company received $30,000 of proceeds from the issuance of a note payable from the same lender described above with terms including interest accrued at 8% annually and the principal and interest were payable in six months on October 9, 2020. The note payable specified that on or before May 15, 2020, for an aggregate purchase price equal to $475,000, the Company shall, and shall take all necessary action to, purchase the football equipment described above. The Lender agreed not to sell the football equipment to a third party unless there occurs an Event of Default or any breach or default under any other agreement by and between the Company and the Lender. However, the note payable specified that if the Company did not purchase the stored football equipment by May 15, 2020, the parties agree that the Lender may sell the football equipment to any third-party without limitation.

F-77

MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 8 – COMMITMENTS AND CONTINGENCIES (Continued)

On July 21, 2020, the Company received correspondence from the Lender that forbears on any defaults or default implications until August 30, 2020, as they relate to the $70,000 and $30,000 promissory notes. Through April 30, 2021, the Company had not received an extension of the due date related to a $70,000 note payable and a $30,000 note payable. However, the lender has not notified the Company of the default in writing but, the lender has several remedies including calling the principal amount and accrued interest due and payable immediately and selling the football equipment. The promissory note includes customary affirmative and negative covenants of the Company. See Note 3 – Debt.

Failure to Reserve Sufficient Shares of Common Stock with Transfer Agent.

The Company has existing convertible promissory notes with a covenant to reserve sufficient shares with the transfer agent of common stock for the potential conversion of these securities. See Note 3 – Debt.  At April 30, 2021, the calculated shares issuable under the assumed conversion of the promissory notes is greater than the amount of shares that the Company has reserved with the transfer agent for certain lenders. As a result, the lenders of the convertible promissory notes could declare an event of default and the principal and accrued interest would become immediately due and payable. Additionally, the lenders have additional remedies including penalties against the Company.

Property Under Lease

The Company leases a 9,000 sq. ft. warehouse facility in San Antonio, TX to store approximately 30,000 items of football equipment for which the Company has an option to purchase the equipment from a Lender for $500,000. The lease has a one-year term through March 2022, payable at $7,412 monthly.

NOTE 9 – SUBSEQUENT EVENTS

On May 3, 2021, the Company signed a Securities Purchase Agreement (“SPA”) with an investor that provides for the issuance of a 10% convertible promissory note in the aggregate principal amount of $48,000, convertible into shares of common stock of the Company. The Company received $45,000 of net proceeds for working capital purposes from the issuance of the convertible promissory note with debt issue costs paid to or on behalf of the lender of $3,000. Any amount of the principal or interest which is not paid when due shall bear Interest at the rate of the lower of twenty-two percent (22%) per annum, or the highest rate permitted by law, from the due date thereof until the same is paid. The convertible promissory note is due in one (1) year from the date of issuance or May 3, 2022.

The lender from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this convertible promissory note and ending on the later of: (i) the Maturity Date and (ii) the date of payment of the Default Amount, has the right, at its election, to convert all or part of the outstanding and unpaid principal sum and accrued interest into shares of common stock of the Company, subject to certain conversion limitations set forth in the convertible promissory note and certain price protection described below, as per the conversion formula: Number of shares receivable upon conversion equals the dollar conversion amount divided by the Conversion Price. The Conversion Price is equal to Sixty Percent (60%) of the of the average of the two lowest trades of the Common Stock during the fifteen (15) trading Days immediately preceding a conversion date (“Conversion Price”). The Conversion Price is subject to “full ratchet” and other customary anti-dilution protections.

The principal amount and unpaid accrued interest may be prepaid in full solely during the dates set forth below, which shall be subject to the following upward adjustments, subject to the payment period upon which the date all amounts hereunder are paid in full by the Borrower occurs. Subsequent to 180 days after the Issue Date, the Company has no right or option to prepay the principal amount.

F-78

MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 9 – SUBSEQUENT EVENTS (Continued)

Date of Note Satisfaction	Payment Amount
0 to 30 days	115% of principal amount plus accrued interest
31 to 60 days	118% of principal amount plus accrued interest
61 to 90 days	123% of principal amount plus accrued interest
91 to 120 days	127% of principal amount plus accrued interest
121 to 180 days	129% of principal amount plus accrued interest

The Company evaluated the promissory note in accordance with ASC 480 “Distinguishing Liabilities From Equity” because the convertible promissory note (1) embodies an unconditional obligation, (2) requires the Company to settle the unconditional obligation by issuing a variable number of its common shares, and (3) is based solely on a fixed monetary amount known at inception as the lender will receive $80,000.  In accordance with ASC 480, the convertible promissory note was recorded as stock settled debt on the note issue date of May 3, 2021, recorded as a $32,000 put premium liability with an offset to interest expense.

On May 3, 2021, the Company recorded debt issue costs of $3,000 as an offset to the promissory note to be amortized over the 1-year term.

Effective May 19, 2021, the Company granted 16,800,000 restricted $0.001 par value common shares and 9,150,000 warrants to 14 key consultants, all of whom had made significant contributions to the Company over an extended period of time. All of the common shares and the warrants to purchase shares, were vested fully on the grant date.  The terms of the warrants are an exercise price of $0.07 per share and an expiration date of January 31, 2024. The 16,800,000 vested shares of common stock were valued at $0.0125 per share, the quoted market price on the date of grant and the Company will record $210,000 of stock compensation expense in the Statement of Operations on the grant date of May 19, 2021.  The Company evaluated the issuance of the 9,150,000 warrants in accordance with ASC 505-50, Equity Based Payments to Non-Employees, using the Black Scholes Pricing Model to determine the fair value. The fair value for the stock warrants was $110,902, which will be recorded to stock compensation expense on the grant date of May 19, 2021.

The Company used the following assumptions in estimating fair value:

Stock Price	$0.0125
Exercise Price	$0.070
Expected Remaining Term	2.68 years
Volatility	302%
Annual Rate of Quarterly Dividends	0.00%
Risk Free Interest Rate	0.01%

On June 7, 2021, the Company signed a Securities Purchase Agreement (“SPA”) with an investor that provides for the issuance of a 10% convertible promissory note in the aggregate principal amount of $53,000, convertible into shares of common stock of the Company. The Company received $50,000 of net proceeds for working capital purposes from the issuance of the convertible promissory note with debt issue costs paid to or on behalf of the lender of $3,000. Any amount of the principal or interest which is not paid when due shall bear Interest at the rate of the lower of twenty-two percent (22%) per annum, or the highest rate permitted by law, from the due date thereof until the same is paid. The convertible promissory note is due in one (1) year from the date of issuance or June 7, 2022.

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MAJOR LEAGUE FOOTBALL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2021 AND 2020

NOTE 9 – SUBSEQUENT EVENTS (Continued)

The lender from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this convertible promissory note and ending on the later of: (i) the Maturity Date and (ii) the date of payment of the Default Amount, has the right, at its election, to convert all or part of the outstanding and unpaid principal sum and accrued interest into shares of common stock of the Company, subject to certain conversion limitations set forth in the convertible promissory note and certain price protection described below, as per the conversion formula: Number of shares receivable upon conversion equals the dollar conversion amount divided by the Conversion Price. The Conversion Price is equal to Sixty Percent (60%) of the of the average of the two lowest trades of the Common Stock during the fifteen (15) trading Days immediately preceding a conversion date (“Conversion Price”). The Conversion Price is subject to “full ratchet” and other customary anti-dilution protections.

The principal amount and unpaid accrued interest may be prepaid in full solely during the dates set forth below, which shall be subject to the following upward adjustments, subject to the payment period upon which the date all amounts hereunder are paid in full by the Borrower occurs. Subsequent to 180 days after the Issue Date, the Company has no right or option to prepay the principal amount.

Date of Note Satisfaction	Payment Amount
0 to 30 days	115% of principal amount plus accrued interest
31 to 60 days	118% of principal amount plus accrued interest
61 to 90 days	123% of principal amount plus accrued interest
91 to 120 days	127% of principal amount plus accrued interest
121 to 180 days	129% of principal amount plus accrued interest

The Company evaluated the promissory note in accordance with ASC 480 “Distinguishing Liabilities From Equity” because the convertible promissory note (1) embodies an unconditional obligation, (2) requires the Company to settle the unconditional obligation by issuing a variable number of its common shares, and (3) is based solely on a fixed monetary amount known at inception as the lender will receive $88,333.  In accordance with ASC 480, the convertible promissory note was recorded as stock settled debt on the note issue date of June 9, 2021, recorded as a $35,333 put premium liability with an offset to interest expense.

On June 9, 2021, the Company recorded debt issue costs of $3,000 as an offset to the promissory note to be amortized over the 1-year term.

On June 22, 2021, the Company’s Transfer Agent issued 40,000 shares of common stock to an investor that were classified as Common Stock Issuable at April 30, 2021.  See Note 5 – Stock.

Effective June 9, 2021, the Company executed a finder’s agreement with a third party that would pay cash consideration of eight percent (8%) of gross proceeds raised by the Company for all parties introduced by the third party to the Company.  See discussion below of Term Sheet that would be covered under the finder’s agreement.

On July 21, 2021, the Company signed a non-binding Term Sheet related to a Senior Secured Convertible Note (the “Note”) with a lender that provides for up to $1,000,000 of financing to the Company, subject to the execution of definitive documents.  At the date of filing of these financial statements, the definitive documentation for the Note had not been executed.  The financing would be $225,000 of cash received by the Company upon execution of the Note and up to $750,000 of cash proceeds through a line facility drawn in increments of $250,000.

Interest on the Note will be incurred at the rate of 12% per annum guaranteed and has a maturity date one year from the date of execution of the Note.  In the event of an event of default, interest will be at the rate of twenty percent (20%) per annum, or the highest rate permitted by law, from the due date thereof until the same is paid.

The conversion price is $0.002 per share and conversion is not permitted for a minimum of six (6) months from the closing of each financing draw and pursuant to each draw, the Company will ensure that common stock is reserved for issuance on a one-to-one basis.

The terms include a ten percent (10%) Original Issue Discount, and the lender will retain $4,500 for legal and closing costs.  The Company will have the option to prepay prior to maturity at 105% of the then outstanding Note principal and accrued interest.

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